Registration No.
                                                      Registration No. 811-08754
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                   FORM N-4

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [X]

         Pre-Effective Amendment No.                                  [ ]

         Post-Effective Amendment No.                                 [ ]

                                    AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [ ]


         Amendment No. 16                                             [X]


                       (Check appropriate box or boxes)

                           -------------------------

                            SEPARATE ACCOUNT No. 45
                                      of
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                          (Exact Name of Registrant)

                           -------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                              (Name of Depositor)

             1290 Avenue of the Americas, New York, New York 10104 (Address of Depositor's Principal Executive Offices)
       Depositor's Telephone Number, including Area Code: (212) 554-1234

                           -------------------------

                                  MARY P. BREEN
                 VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
           The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
                    (Name and Address of Agent for Service)

                           -------------------------

                 Please send copies of all communications to:
                              PETER E. PANARITES
                        Freedman, Levy, Kroll & Simonds
                   1050 Connecticut Avenue, N.W., Suite 825
                            Washington, D.C. 20036
                           -------------------------

         Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

         It is proposed that this filing will become effective (check appropriate box):

[ ]      Immediately upon filing pursuant to paragraph (b) of Rule 485 .

[ ]      On _________________ pursuant to paragraph (b) of Rule 485.

[ ]      60 days after filing pursuant to paragraph (a)(1) of Rule 485.

[ ]      On (date) pursuant to paragraph (a)(1) of Rule 485.


If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered:

     Units of interest in Separate Account under variable annuity contracts.

[Outside Wrapper]


                         EQUITABLE ACCUMULATOR(SM) SELECT
           A COMBINATION VARIABLE AND FIXED DEFERRED ANNUITY CONTRACT
                          PROSPECTUS DATED MAY 1, 1999
                            [EQUITABLE LIFE AXA LOGO]

                         EQUITABLE ACCUMULATOR(SM) SELECT
           A combination variable and fixed deferred annuity Contract
                                   May 1, 1999
                            [Equitable Life AXA Logo]

     Please read and keep this prospectus for future reference. It contains important information that you should know before purchasing, or taking any other action under your Contract. Also, at the end of this prospectus you will find attached the prospectuses for The Hudson River Trust and EQ Advisors Trust, which contain important information about their Portfolios.

WHAT IS THE EQUITABLE ACCUMULATOR SELECT? The Equitable Accumulator Select Contract is an annuity contract issued by THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES. It provides for the accumulation of retirement savings and for income. The Contract offers income and death benefit protection. It also offers a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options or fixed interest options ("investment options"). There is no withdrawal charge under the Contract. However, we deduct a distribution charge calculated as a percentage of the amounts in the variable investment options. We deduct this charge for the life of the Contract. This Contract is not available in New York.

----------------------------------------------------------------------------------------------------------------------
                                            VARIABLE INVESTMENT OPTIONS
----------------------------------------------------------------------------------------------------------------------
   FIXED INCOME OPTIONS:                            EQUITY OPTIONS:                         ASSET ALLOCATION OPTIONS:
----------------------------------------------------------------------------------------------------------------------

Domestic Fixed Income         Domestic Equity                International Equity           o  Alliance Conservative
---------------------         ---------------                --------------------              Investors
o  Alliance Money             o  T. Rowe Price               o  Alliance Global             o  EQ/Putnam Balanced
   Market                        Equity Income               o  Alliance International      o  EQ/Evergreen
o  Alliance Intermediate      o  EQ/Putnam Growth &          o  T. Rowe Price                  Foundation
   Government Securities         Income Value                   International Stock         o  Alliance Growth
                              o  Alliance Growth & Income    o  Morgan Stanley Emerging        Investors
                              o  MFS Growth with                Markets Equity              o  Merrill Lynch
Aggressive Fixed Income          Income                      o  BT International Equity        World Strategy
-----------------------       o  EQ/Evergreen                   Index
o  Alliance High Yield        o  BT Equity 500 Index         Aggressive Equity
                              o  Merrill Lynch Basic         -----------------
                                 Value Equity                o  BT Small Company Index
                              o  Alliance Common Stock       o  Alliance Aggressive Stock
                              o  MFS Research                o  Warburg Pincus Small
                                                                Company Value
                                                             o  Alliance Small Cap Growth
                                                             o  MFS Emerging Growth
                                                                Companies
----------------------------------------------------------------------------------------------------------------------

     You may allocate amounts to any of the variable investment options. They, in turn, invest in a corresponding securities portfolio ("Portfolio") of The Hudson River Trust or EQ Advisors Trust. Your investment results in a variable investment option will depend on the investment performance of the related Portfolio. Each variable investment option is a subaccount of our Separate Account No. 45.

     FIXED INTEREST OPTIONS. You may allocate amounts to one or more fixed interest options. These amounts will receive a fixed rate of interest for a specified period. Interest is earned at a guaranteed rate we set. We make a market value adjustment (up or down) if you make transfers or withdrawals from a fixed interest option before its maturity date.

     TYPES OF CONTRACTS. We offer the Contracts for use as:


         o    A nonqualified annuity ("NQ") for after      o    An annuity which is an investment vehicle
              tax contributions only                            for a qualified defined contribution or defined
                                                                benefit plan ("QP")

         o    An individual retirement annuity             o    An Internal Revenue Code Section 403(b) tax
              ("IRA"), either Traditional IRA or Roth IRA       sheltered annuity ("TSA")

     A contribution of at least $25,000 is required to purchase a Contract.

     Registration statements relating to this offering have been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated May 1, 1999, is a part of the registration statement. The SAI is available free of charge. You may request one by writing to our Processing Office or calling 1-800-789-7771. The SAI has been incorporated by reference into this prospectus. This prospectus and the SAI can also be obtained from the SEC's website at http://www.sec.gov. The table of contents for the SAI appears at the back of this prospectus.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.


--------------------------------------------------------------------------------
 COPYRIGHT 1999 THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES. ALL
   RIGHTS RESERVED. ACCUMULATOR IS A SERVICE MARK, AND BASEBUILDER AND INCOME MANAGER ARE REGISTERED SERVICE MARKS OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF
                               THE UNITED STATES.

PROS AGTCS (5/99)


                                     CONTENTS OF THIS PROSPECTUS

                                                                                                         PAGE IN
                                                                                                         PROSPECTUS

INDEX OF KEY WORDS AND PHRASES....................................................................................4
WHO IS EQUITABLE LIFE?............................................................................................5
HOW TO REACH US...................................................................................................5
EQUITABLE ACCUMULATOR SELECT AT A GLANCE -- KEY FEATURES..........................................................8
FEE TABLE........................................................................................................11
   Examples......................................................................................................14
CONTRACT FEATURES AND BENEFITS...................................................................................15
   How You Can Purchase and Contribute to Your Contract..........................................................15
   Owner and Annuitant Requirements..............................................................................17
   How You Can Make Your Contributions...........................................................................17
   What Are Your Investment Options Under the Contract?..........................................................18
   Portfolios of The Hudson River Trust..........................................................................18
   Portfolios of EQ Advisors Trust...............................................................................20
   Allocating Your Contributions.................................................................................23
   Our baseBUILDER Option........................................................................................25
   Guaranteed Minimum Death Benefit..............................................................................29
   Your Right to Cancel Within a Certain Number of Days..........................................................30
DETERMINING YOUR CONTRACT'S VALUE................................................................................31
   Your Account Value............................................................................................31
   Your Contract's Value in the Variable Investment Options......................................................31
   Your Contract's Value in the Fixed Interest Options...........................................................32
TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS.................................................................32
   Transferring Your Account Value...............................................................................32
   Rebalancing Your Account Value................................................................................33
ACCESSING YOUR MONEY.............................................................................................33
   Withdrawing Your Account Value................................................................................33
   How Withdrawals Are Taken From Your Account Value.............................................................36
   How Withdrawals Affect Your Guaranteed Minimum Income Benefit and Guaranteed Minimum Death Benefit............36
   Loans under TSA Contracts.....................................................................................37
   Surrendering Your Contract to Receive its Cash Value..........................................................38
   When To Expect Payments.......................................................................................39
   Choosing Your Annuity Payout Options..........................................................................39
CHARGES AND EXPENSES.............................................................................................42
   Charges That Equitable Life Deducts...........................................................................42
   Charges That the Trusts Deduct................................................................................44
   Group Or Sponsored Arrangements...............................................................................44
PAYMENT OF DEATH BENEFIT.........................................................................................45
   Your Beneficiary and Payment of Benefit.......................................................................45
   How Death Benefit Payment is Made.............................................................................47
   Beneficiary Continuation Option for Traditional IRA Contracts.................................................47


TAX INFORMATION..................................................................................................48
   Overview......................................................................................................48
   Transfers among Investment Options............................................................................48
   Taxation of Nonqualified Annuities............................................................................49
   Special Rules for NQ Contracts Issued in Puerto Rico..........................................................51
   Individual Retirement Arrangements ("IRAs")...................................................................51
   Special Rules for Nonqualified Contracts in Qualified Plans...................................................63
   Tax Sheltered Annuity Contracts (TSAs)........................................................................64
   Federal and State Income Tax Withholding and Information Reporting............................................70
   Impact of Taxes to Equitable Life.............................................................................72
MORE INFORMATION.................................................................................................72
   About Our Separate Account No. 45.............................................................................72
   About The Hudson River Trust and EQ Advisors Trust............................................................73
   About Our Fixed Interest Options..............................................................................74
   About the General Account.....................................................................................76
   About Other Methods of Payment................................................................................76
   Date and Prices at Which Contract Events Occur................................................................77
   About Your Voting Rights......................................................................................78
   About Our Year 2000 Progress..................................................................................79
   About Legal Proceedings.......................................................................................79
   About Our Independent Accountants.............................................................................79
   Transfers of Ownership, Collateral Assignments, Loans, and Borrowing..........................................80
   Distribution of the Contracts.................................................................................80
INVESTMENT PERFORMANCE...........................................................................................80
   Benchmarks....................................................................................................81
   Communicating Performance Data................................................................................83
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..................................................................94
APPENDIX I: PURCHASE CONSIDERATIONS FOR QP CONTRACTS.............................................................95
APPENDIX II: MARKET VALUE ADJUSTMENT EXAMPLE.....................................................................96
APPENDIX III: GUARANTEED MINIMUM DEATH BENEFIT EXAMPLE...........................................................97
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS............................................................98


"WE," "OUR" AND "US" REFERS TO EQUITABLE LIFE.

WHEN WE ADDRESS THE READER OF THIS PROSPECTUS WITH WORDS SUCH AS "YOU" AND "YOUR," WE MEAN THE PERSON WHO HAS THE RIGHT OR RESPONSIBILITY THAT THE PROSPECTUS IS DISCUSSING AT THAT POINT. THIS IS USUALLY THE CONTRACT OWNER.

WHEN WE USE THE WORD "CONTRACT" IT ALSO INCLUDES CERTIFICATES WHICH ARE ISSUED UNDER GROUP CONTRACTS IN SOME STATES. ALSO, TO MAKE THIS PROSPECTUS EASIER TO READ, WE SOMETIMES USE DIFFERENT WORDS THAN IN THE CONTRACT. YOUR EQUITABLE LIFE ASSOCIATE CAN PROVIDE FURTHER EXPLANATION ABOUT YOUR CONTRACT.

                         INDEX OF KEY WORDS AND PHRASES
--------------------------------------------------------------------------------

     This index should help you locate more information on the terms used in this prospectus.




                                     PAGE IN                                               PAGE IN
TERM                               PROSPECTUS      TERM                                  PROSPECTUS
----                               ----------      ----                                  ----------

account value...........................31         investment options..........................18
annuitant...............................15         loan reserve account........................38
baseBUILDER.............................25         market value adjustment.....................23
beneficiary.............................45         maturity value..............................22
benefit base............................26         NQ..........................................Cover
business day............................77         payout option...............................39
cash value..............................31         Portfolio...................................Cover
Contract Date...........................24         Processing Office...........................5
Contract Year...........................25         QP..........................................Cover
contributions...........................15         Rebalancing.................................32
ERISA...................................37         Required Beginning Date.....................55
fixed interest options................Cover        Roth IRA....................................Cover
guaranteed minimum income                          SEC.........................................Cover
    benefit.............................26         SAI.........................................Cover
guaranteed minimum                                 TOPS........................................5
    death benefit.......................29         Traditional IRA.............................Cover
guaranteed period amount................22         TSA.........................................Cover
guaranteed rate.........................22         Unit........................................31
IRS.....................................48         variable investment options.................Cover

WHO IS EQUITABLE LIFE? We are The Equitable Life Assurance Society of the United States ("Equitable Life"), a stock life insurance company. We are a New York corporation and have been doing business since 1859. Equitable Life is a wholly owned subsidiary of The Equitable Companies Incorporated, whose majority shareholder is AXA, a French insurance holding company. As a majority shareholder, and under its other arrangements with Equitable Life and Equitable Life's parent, AXA exercises significant influence over the operations and capital structure of Equitable Life and its parent. Equitable Life's related companies, however, have no legal responsibility to pay amounts that Equitable Life owes under the Contract.

We managed approximately $347.5 billion in assets as of December 31, 1998. For over 100 years we have been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.

HOW TO REACH US. You may communicate with our Processing Office as listed below for any of the following purposes:


o FOR CONTRIBUTIONS SENT BY REGULAR MAIL:                  o FOR CONTRIBUTIONS SENT BY EXPRESS DELIVERY:
  Equitable Accumulator Select                               Equitable Accumulator Select
  P.O. Box 13014                                             c/o First Chicago National Processing Center
  Newark, NJ 07188-0014                                      300 Harmon Meadow Boulevard, 3rd Floor
                                                             Attn:  Box 13014
                                                             Secaucus, NJ 07094

o FOR ALL OTHER COMMUNICATIONS (E.G.,                      o FOR ALL OTHER COMMUNICATIONS (E.G.,
  REQUESTS FOR TRANSFERS, WITHDRAWALS,                       REQUESTS FOR TRANSFERS, WITHDRAWALS,
  OR REQUIRED NOTICES) SENT BY REGULAR                       OR REQUIRED NOTICES) SENT BY EXPRESS
  MAIL:                                                      DELIVERY:
  Equitable Accumulator Select                               Equitable Accumulator Select
  P.O. Box 1547                                              200 Plaza Drive, 4th Floor
  Secaucus, NJ 07096-1547                                    Secaucus, NJ 07094


o TOLL-FREE TELEPHONE SERVICE: You may reach us toll-free by calling 1-800-789-7771 for a recording of:

     o    Daily unit values for the variable investment options.

     o    Guaranteed rates for the fixed interest options.

o TELEPHONE OPERATED PROGRAM SUPPORT ("TOPS") SYSTEM

TOPS is designed to provide you with up-to-date information via touch-tone telephone. You can obtain information on:

     o    Your current account value;

     o    Your current allocation percentages;

     o    The number of units you have in the variable investment options;

     o    Guaranteed rates for the fixed interest options; and

     o To change your allocation percentages and/or transfer among the investment options.

TOPS is normally available seven days a week, 24 hours a day, by calling toll-free 1-888-909-7770. Of course, for reasons beyond our control, the service may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by telephone are genuine. For example, we will require certain personal identification information before we will act on telephone instructions and we will provide written confirmation of your transfers. We will not be liable for following telephone instructions we reasonably believe to be genuine.

BY INTERNET: You can also access information about your Contract on the Internet. Please visit our website at http://www.equitable.com, and click on EQAccess.

During our regular business hours you may also use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives. Our customer service representatives are available on any business day from 8:30 a.m. until 5:30 p.m., Eastern time.

                              ---------------------

You should send all contributions, notices, and requests to our Processing Office at the address above.

WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE PROVIDE FOR THAT PURPOSE:

     (1) cancellation of your Roth IRA contract and return to a Traditional IRA contract;
     (2)  election of the automatic investment program;
     (3)  election of the rebalancing program;
     (4)  to obtain a personal identification number required for TOPS;
     (5)  requests for loans under TSA Contracts;
     (6)  spousal consent for loans under TSA Contracts;
     (7)  tax withholding election; and
     (8)  beneficiary continuation option election.

WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES OF
REQUESTS:

     (1)  address changes;
     (2)  beneficiary changes;
     (3)  transfers between investment options;
     (4)  withdrawal requests;

     (5)  Contract surrender; and
     (6)  requests to exercise your guaranteed minimum income benefit.

     You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your Contract number along with adequate details about the notice you wish to give or the action you wish us to take.

TO CANCEL OR CHANGE ANY OF THE FOLLOWING WE REQUIRE WRITTEN NOTIFICATION GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

     (1)  automatic investment program;
     (2)  general dollar cost averaging;
     (3)  rebalancing;
     (4)  special dollar cost averaging;
     (5)  substantially equal withdrawals;
     (6)  systematic withdrawals; and
     (7)  the date annuity payments are to begin.

SIGNATURES: The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners both must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

            EQUITABLE ACCUMULATOR SELECT AT A GLANCE -- KEY FEATURES


PROFESSIONAL             Equitable Accumulator Select's variable investment
INVESTMENT               options invest in 27 different Portfolios managed
MANAGEMENT               by professional investment advisers.
--------------------------------------------------------------------------------

FIXED INTEREST           o    10 fixed interest options with maturities ranging
 OPTIONS                      from approximately 1 to 10 years.

                         o Each fixed interest option offers a guarantee of principal and interest rate if you hold it to maturity.

                         o    Principal guarantees.

                              -If you make withdrawals or transfers from the fixed interest options prior to maturity, there will be a market value adjustment due to differences in interest rates. This may increase or decrease your value in the fixed interest options.

--------------------------------------------------------------------------------

TAX ADVANTAGES           o    ON EARNINGS    No tax on any dividends, interest
                              INSIDE THE     or capital gains until you
                              CONTRACT       make withdrawals from your
                                             Contract. However, all earnings
                                             will be taxed at your ordinary
                                             income tax rate when they are
                                             withdrawn or distributed.

                         o    ON TRANSFERS
                              INSIDE THE
                              CONTRACT       No tax on transfers among
                                             investment options.

--------------------------------------------------------------------------------

BASEBUILDER(R)           baseBUILDER combines a guaranteed minimum income
PROTECTION               benefit with a guaranteed minimum death benefit. This
                         optional feature provides income protection for you while the annuitant lives, as well as a death benefit for the beneficiary should the annuitant die.

--------------------------------------------------------------------------------

CONTRIBUTION AMOUNTS     o    INITIAL MINIMUM:    $25,000
                         o    ADDITIONAL MINIMUM: $1,000
                                                  $100 monthly and $300
                                                  quarterly under our
                                                  automatic investment program
                                                 (NQ Contracts only)
                              Maximum investment limitations may apply.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ACCESS TO YOUR           o    Lump sum withdrawals
MONEY                    o    Several withdrawal options on a periodic basis
                         o    Loans under TSA Contracts
                         o    Contract surrender

                         You may incur income tax and a tax penalty.

--------------------------------------------------------------------------------

PAYOUT ALTERNATIVES      o    Traditional annuity payout options
                         o    Income Manager(R) payout annuity options

--------------------------------------------------------------------------------

ADDITIONAL FEATURES      o    Dollar cost averaging
                         o    Automatic investment program
                         o    Account value rebalancing (quarterly,
                              semiannually and annually)
                         o    Unlimited free transfers

--------------------------------------------------------------------------------

FEES AND                 o    1.60% annual rate on assets invested in variable
CHARGES                       investment options for mortality and expense
                              risks, administration, and distribution charges.

                         o Annual 0.30% benefit base charge for the optional baseBUILDER benefit. The benefit base is described under "Your Guaranteed Minimum Income Benefit under baseBUILDER." No additional charge if you want a guaranteed minimum death benefit only.

                         o No sales charge deducted at the time you make contributions, no withdrawal charge, and no annual contract fee.

                         o Annual expenses of The Hudson River Trust and EQ Advisors Trust Portfolios are calculated as a percentage of the average daily net assets invested in each Portfolio. These expenses include management and advisory fees ranging from 0.25% to 1.15% annually, 12b-1 fees of 0.25% and other expenses.

--------------------------------------------------------------------------------

ANNUITANT ISSUE          NQ:  0-85                         IRA:  20-85
AGES                     QP:  20-70                        TSA:   20-85

--------------------------------------------------------------------------------

     THE ABOVE IS NOT A COMPLETE DESCRIPTION OF ALL MATERIAL PROVISIONS OF THE CONTRACT. IN SOME CASES RESTRICTIONS OR EXCEPTIONS APPLY. ALSO, ALL FEATURES OF THE CONTRACT ARE NOT NECESSARILY AVAILABLE IN YOUR STATE OR AT CERTAIN AGES.

     For more detailed information we urge you to read the contents of this prospectus, as well as your Contract. Please feel free to speak with your Equitable Life associate, or call us, if you have any questions.

FEE TABLE

     The fee table below will help you understand the various charges and expenses that apply to your Contract. The table reflects charges you will directly incur under the Contract, as well as charges and expenses of the Portfolios that you will bear indirectly. Charges for taxes, such as state or local premium taxes, may also apply. Each of the charges and expenses is more fully described under "Charges and Expenses" later in this prospectus. For a complete description of Portfolio charges and expenses, please see the attached prospectuses for The Hudson River Trust and EQ Advisors Trust.

     The fixed interest options are not covered by the fee table and examples. A market value adjustment (up or down) may apply as a result of a withdrawal, transfer or surrender of amounts from a fixed interest option.

CHARGES WE DEDUCT FROM YOUR VARIABLE INVESTMENT OPTIONS
EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
-----------------------------------------------------

MORTALITY AND EXPENSE RISKS(1)                                   1.10%
ADMINISTRATION(2)                                                0.25%
DISTRIBUTION(3)                                                  0.25%
                                                                 -----
   TOTAL ANNUAL EXPENSES                                         1.60%
                                                                 =====




CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE EACH YEAR IF YOU ELECT THE OPTIONAL
-----------------------------------------------------------------------------
BENEFIT
-------

BASEBUILDER BENEFIT CHARGE (calculated as a percentage of the benefit base.  Deducted annually on each Contract Date anniversary)(4)  0.30%

THE HUDSON RIVER TRUST AND EQ ADVISORS TRUST ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS IN EACH PORTFOLIO)

                                                                                                                  TOTAL
                                                       INVESTMENT                               OTHER             ANNUAL
                                                      MANAGEMENT &                           EXPENSES(7)      EXPENSES(5)(7)
                                                     ADVISORY FEES        12B-1 FEE(5)       (AS LIMITED)      (AS LIMITED)
                                                     -------------        ------------       ------------      ------------
THE HUDSON RIVER TRUST PORTFOLIOS

Alliance Aggressive Stock(6)                               0.54%             0.25%

Alliance Common Stock(6)                                   0.37%             0.25%

Alliance Conservative Investors(6)                         0.48%             0.25%

Alliance Global(6)                                         0.65%             0.25%

Alliance Growth & Income(6)                                0.55%             0.25%

Alliance Growth Investors(6)                               0.52%             0.25%

Alliance High Yield(6)                                     0.60%             0.25%

Alliance Intermediate Government
   Securities(6)                                           0.50%             0.25%

Alliance International(6)                                  0.90%             0.25%

                                                                                                                  TOTAL
                                                       INVESTMENT                               OTHER             ANNUAL
                                                      MANAGEMENT &                           EXPENSES(7)      EXPENSES(5)(7)
                                                     ADVISORY FEES        12B-1 FEE(5)       (AS LIMITED)      (AS LIMITED)
                                                     -------------        ------------       ------------      ------------
THE HUDSON RIVER TRUST PORTFOLIOS
Alliance Money Market(6)                                   0.35%             0.25%

Alliance Small Cap Growth(6)                               0.90%             0.25%

EQ ADVISORS TRUST PORTFOLIOS

BT Equity 500 Index(7)                                     0.25%             0.25%

BT International Equity Index(7)                           0.35%             0.25%

BT Small Company Index(7)                                  0.25%             0.25%

EQ/Evergreen(7)                                            0.75%             0.25%

EQ/Evergreen Foundation(7)                                 0.63%             0.25%

EQ/Putnam Balanced(7)                                      0.55%             0.25%

EQ/Putnam Growth & Income
   Value(7)                                                0.55%             0.25%

MFS Emerging Growth Companies(7)                           0.55%             0.25%

MFS Growth with Income(7)                                  0.55%             0.25%

MFS Research(7)                                            0.55%             0.25%

Merrill Lynch Basic Value Equity(7)                        0.55%             0.25%

Merrill Lynch World Strategy(7)                            0.70%             0.25%

Morgan Stanley Emerging Markets
   Equity(7)                                               1.15%             0.25%

T. Rowe Price Equity Income(7)                             0.55%             0.25%

T. Rowe Price International Stock(7)                       0.75%             0.25%

Warburg Pincus Small Company
   Value(7)                                                0.65%             0.25%

--------------------

(1) A portion of this charge is for providing the guaranteed minimum death benefit.

(2) We reserve the right to increase this charge to a maximum annual rate of 0.35%.

(3)  The deduction of this charge is subject to regulatory limits.

(4) The benefit base is described under "Your Guaranteed Minimum Income Benefit under baseBUILDER."

(5) Portfolio shares are all subject to fees imposed under distribution plans (the "Rule 12b-1 Plans" ) adopted by The Hudson River Trust and EQ Advisors Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended. The 12b-1 fee will not be increased for the life of the Contracts. The Rule 12b-1 Plan for the Alliance Small Cap Growth Portfolio provides that Equitable Distributors, Inc. ("EDI") will receive an annual fee not to exceed the lesser of (a) 0.25% of the average daily net assets of the Portfolio attributable to Class IB shares and (b) an amount that, when added to certain other expenses of the Class IB shares, would result in the ratio of expenses to average daily net assets attributable to Class IB shares equaling 1.20%.

(6) The investment management and advisory fees for each Portfolio of The Hudson River Trust may vary from year to year depending upon the average daily net assets of the respective Portfolio. The maximum investment management and advisory fees, however, cannot be increased without a vote of that Portfolio's shareholders. See the prospectus for The Hudson River Trust. The other direct operating expenses will also fluctuate from year to year depending on actual expenses.

(7) The maximum investment management and advisory fees for each Portfolio of EQ Advisors Trust cannot be increased without a vote of that Portfolio's shareholders. See the prospectus for EQ Advisors Trust. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. However, EQ Financial Consultants, Inc. ("EQ Financial"), EQ Advisors Trust's manager, has entered into an expense limitation agreement with respect to each Portfolio. Under this agreement EQ Financial has agreed to waive or limit its fees and assume other expenses. Under the expense limitation agreement, total annual operating expenses of each Portfolio (other than interest, taxes, brokerage commissions, capitalized expenditures, extraordinary expenses, and 12b-1 fees) are limited for the average daily net assets of each Portfolio as follows: BT Equity 500 Index
     - 0.30%; BT Small Company Index - 0.35%; BT International Equity Index - 0.55%; MFS Research, MFS Emerging Growth Companies, Merrill Lynch Basic Value Equity, EQ/Putnam Growth & Income Value, and T. Rowe Price Equity Income - 0.60%; EQ/Putnam Balanced - 0.65%; Warburg Pincus Small Company Value - 0.75%; MFS Growth with Income - 0.85%; EQ/Evergreen Foundation, Merrill Lynch World Strategy, and T. Rowe Price International Stock - 0.95%; EQ/Evergreen - 1.05%; Morgan Stanley Emerging Markets Equity - 1.50%.

     Absent the expense limitation, the "Other Expenses" for 1998 on an annualized basis for each of the following Portfolios would have been as follows: EQ/Putnam Growth & Income Value - ____%; MFS Research - ____%; MFS Emerging Growth Companies - ____%; Merrill Lynch Basic Value Equity - ____%; and Merrill Lynch World Strategy - ____%; Morgan Stanley Emerging Markets Equity - ____%; EQ/Putnam Balanced - ____%;. BT Equity 500 Index - ____%; BT Small Company Index - ____%; BT International Equity Index -
     ____%;. T. Rowe Price Equity Income - ____%; T. Rowe Price International Stock - ____%; Warburg Pincus Small Company Value - ____%. For the following Portfolios, which had initial seed capital invested on December 31, 1998, the "Other Expenses" for 1999, absent the expense limitation, are estimated to be as follows: EQ/Evergreen and MFS Growth with Income - 0.78%; EQ/Evergreen Foundation - 0.85%.

     Each Portfolio may at a later date make a reimbursement to EQ Financial for any of the management fees waived or limited and other expenses assumed and paid by EQ Financial pursuant to the expense limitation agreement provided that, among other things, such Portfolio has reached sufficient size to permit such reimbursement to be made and provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio.

We also offer an Equitable Accumulator contract with a withdrawal charge but no distribution charge, and with different guaranteed rates for the fixed interest options. A current prospectus for this other Equitable Accumulator contract may be obtained from your Equitable Life associate.

EXAMPLES
--------

The examples below show the expenses that a hypothetical contract owner (who has elected baseBUILDER) would pay in the two situations illustrated. We assume a $1,000 contribution is invested in one of the variable investment options listed and a 5% annual return is earned on assets in that option.(1)

These examples should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.

-----------------------------------------------------------------------------------------------------------

                                           AT THE END OF EACH PERIOD SHOWN, THE EXPENSES WOULD BE:
                                    -----------------------------------------------------------------------
                                         1 YEAR           3 YEARS           5 YEARS          10 YEARS
-----------------------------------------------------------------------------------------------------------
THE HUDSON RIVER TRUST OPTIONS
------------------------------
Alliance Aggressive Stock
Alliance Common Stock
Alliance Conservative Investors
Alliance Global
Alliance Growth & Income
Alliance Growth Investors
Alliance High Yield
Alliance Intermediate Government
   Securities
Alliance International
Alliance Money Market
Alliance Small Cap Growth

EQ ADVISORS TRUST OPTIONS
-------------------------
BT Equity 500 Index
BT International Equity Index
BT Small Company Index
EQ/Evergreen
EQ/Evergreen Foundation
EQ/Putnam Balanced
EQ/Putnam Growth & Income
   Value
MFS Emerging Growth
   Companies
MFS Growth with Income
MFS Research
Merrill Lynch Basic Value
   Equity
Merrill Lynch World Strategy
Morgan Stanley Emerging
   Markets Equity
T. Rowe Price Equity Income
T. Rowe Price International
   Stock
Warburg Pincus Small Company
   Value


--------------------

(1) The amount accumulated from the $1,000 contribution could not be paid in the form of an annuity at the end of any of the periods shown in the examples. This is because if the amount applied to purchase an annuity is less than $2,000, or the initial payment is less than $20, we may pay the amount to you in a single sum instead of as payments under an annuity payout option. See "Accessing Your Money."

CONTRACT FEATURES AND BENEFITS

HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT

     You may purchase and contribute to a Contract by making payments to us we call "contributions." We require a minimum initial contribution of $25,000 for you to purchase a Contract. You may make additional contributions of at least $1,000 each, subject to limitations noted below. The following table summarizes our rules regarding contributions to your Contract. All ages in the table refer to the age of the annuitant named in the Contract.

     [Sidebar: The "annuitant" is the person who is the measuring life for determining Contract benefits. The annuitant is not necessarily the contract owner.]


                          AVAILABLE FOR
                          ANNUITANT ISSUE                                                   LIMITATIONS ON
    CONTRACT TYPE              AGES                   SOURCE OF CONTRIBUTIONS               CONTRIBUTIONS
----------------------------------------------------------------------------------------------------------------------
NQ                       0 through 85             o    After-tax money.                   o    No additional
                                                                                               contributions after
                                                  o    Paid to us by check or transfer         age 86.
                                                       of contract value in a tax
                                                       deferred exchange under Section
                                                       1035 of the Internal Revenue Code.


----------------------------------------------------------------------------------------------------------------------

Traditional IRA          20 through 85            o    Rollovers from a qualified plan.   o    No additional
                                                                                               rollover or direct
                                                  o    Rollovers from a TSA.                   transfer
                                                                                               contributions after
                                                  o    Rollovers from another                  age 86.
                                                       traditional individual retirement
                                                       arrangement.                       o    Contributions
                                                                                               after age 70 1/2 must
                                                  o    Direct custodian-to-custodian           be net of required
                                                       transfer from another traditional       minimum
                                                       individual retirement arrangement.      distributions.

                                                  o    "Regular" IRA contributions are
                                                       not permitted.

----------------------------------------------------------------------------------------------------------------------


                                                                 15

                          AVAILABLE FOR
                          ANNUITANT ISSUE                                                   LIMITATIONS ON
    CONTRACT TYPE              AGES                   SOURCE OF CONTRIBUTIONS               CONTRIBUTIONS
----------------------------------------------------------------------------------------------------------------------

Roth IRA                 20 through 85            o    Rollovers from another Roth IRA.   o    No additional
                                                                                               rollover or direct
                                                  o    Conversion rollovers from a             transfer
                                                       Traditional IRA.                        contributions after
                                                                                               age 86.
                                                  o    Direct transfers from another
                                                       Roth IRA.                          o    Conversion
                                                                                               rollovers after age
                                                  o    "Regular" after-tax                     70 1/2 must be net of
                                                       contributions are not permitted.        required minimum
                                                                                               distributions for
                                                                                               the Traditional IRA
                                                                                               you are rolling over.

                                                                                          o    You cannot roll over
                                                                                               funds from a
                                                                                               Traditional IRA if your
                                                                                               adjusted gross income
                                                                                               is $100,000 or more.

----------------------------------------------------------------------------------------------------------------------

QP                       20 through 70            o    Only transfer contributions        o    Regular ongoing
                                                       from an existing qualified plan         payroll
                                                       trust as a change of investment         contributions are
                                                       vehicle under the plan.                 not permitted.

                                                  o    The plan must be qualified         o    No additional
                                                       under Section 401(a) of the             transfer
                                                       Internal Revenue Code.                  contributions after
                                                                                               age 71.
                                                  o    For 401(k) plans, transferred
                                                       contributions may only include
                                                       employee pre-tax contributions.

                                                  o    For defined benefit plans,
                                                       employee contributions are not
                                                       permitted.

----------------------------------------------------------------------------------------------------------------------


                          AVAILABLE FOR
                          ANNUITANT ISSUE                                                   LIMITATIONS ON
    CONTRACT TYPE              AGES                   SOURCE OF CONTRIBUTIONS               CONTRIBUTIONS
----------------------------------------------------------------------------------------------------------------------
TSA                      20 through 85            o    Rollovers from another TSA         o    No additional
                                                       contract or arrangement.                rollover or direct
                                                                                               transfer
                                                  o    Rollovers from a Traditional            contributions after
                                                       IRA which was a "conduit" for TSA       age 86.
                                                       funds previously rolled over.
                                                                                          o    Contributions
                                                  o    Direct transfers from another           after age 70 1/2 must
                                                       contract or arrangement under           be net of required
                                                       Section 403(b) of the Internal          minimum
                                                       Revenue Code, complying with IRS        distributions.
                                                       Revenue Ruling 90-24.
----------------------------------------------------------------------------------------------------------------------


     See "Tax Information" for a more detailed discussion of sources of ontributions and certain contribution limitations. We may refuse to accept any contribution if the sum of all contributions under all Equitable Accumulator Contracts with the same annuitant would then total more than $1,500,000. We reserve the right to limit aggregate contributions made after the first Contract Year to 150% of first-year contributions. We may also refuse to accept any contribution if the sum of all contributions under all Equitable Life annuity accumulation contracts that you own would then total more than $2,500,000.

OWNER AND ANNUITANT REQUIREMENTS

     Under NQ Contracts, the annuitant can be different than the owner. A joint owner may also be named. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner.

     Under IRA and TSA Contracts, the owner and annuitant must be the same person.

     Under QP Contracts, the owner must be the trustee of the qualified plan and the annuitant must be the plan participant/employee. See Appendix I for more information on QP Contracts.

HOW YOU CAN MAKE YOUR CONTRIBUTIONS

     Except as noted below, contributions must be by check drawn on a bank in the U.S. clearing through the Federal Reserve System, in U.S. dollars, and made payable to Equitable Life. We do not accept third party checks endorsed to us except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to collection. We reserve the right to reject a payment if it is received in an unacceptable form.

     Your initial contribution must generally be accompanied by an application and any other form we need to process the payments. If any information is missing or unclear, we will try to obtain that information. If we are unable to obtain all of the information we require within five Business Days, we will inform the Equitable Life associate submitting the application, on your behalf. We will then return the contribution to you unless you specifically direct us to keep your contribution until we receive the required information.

     [Sidebar: Our "Business Day" generally is any day on which the New York Stock Exchange is open for trading.]

     SECTION 1035 EXCHANGES

     You may apply the value of an existing nonqualified deferred annuity contract (or life insurance or endowment contract) to purchase an Equitable Accumulator Select NQ Contract in a tax-free exchange if you follow certain procedures as shown in the form that we require you to use. Also see "Tax Information" later in this prospectus.

WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT?

     Your investment options are the variable investment options and the fixed interest options.

     VARIABLE INVESTMENT OPTIONS

     Your investment results in any one of the 27 variable investment options will depend on the investment performance of the underlying Portfolios. Listed below are the currently available Portfolios, their investment objectives, and their advisers.

     [Sidebar: You can choose among 27 variable investment options.]

                                           PORTFOLIOS OF THE HUDSON RIVER TRUST

----------------------------------------------------------------------------------------------------------------------
PORTFOLIO NAME                        OBJECTIVE                            ADVISER
----------------------------------------------------------------------------------------------------------------------

Alliance Aggressive Stock             Long-term growth of capital          Alliance Capital Management L.P.

----------------------------------------------------------------------------------------------------------------------

Alliance Common Stock                 Long-term growth of capital and      Alliance Capital Management L.P.
                                      increasing income

----------------------------------------------------------------------------------------------------------------------


                                          PORTFOLIOS OF THE HUDSON RIVER TRUST

----------------------------------------------------------------------------------------------------------------------
PORTFOLIO NAME                        OBJECTIVE                            ADVISER
----------------------------------------------------------------------------------------------------------------------

Alliance Conservative Investors       High total return without, in the    Alliance Capital Management L.P.
                                      adviser's opinion, undue risk to
                                      principal

----------------------------------------------------------------------------------------------------------------------

Alliance Global                       Long-term growth of capital          Alliance Capital Management L.P.

----------------------------------------------------------------------------------------------------------------------

Alliance Growth & Income              High total return through a          Alliance Capital Management L.P.
                                      combination of current income and
                                      capital appreciation

----------------------------------------------------------------------------------------------------------------------

Alliance Growth Investors             High total return consistent with    Alliance Capital Management L.P.
                                      the adviser's determination of
                                      reasonable risk

----------------------------------------------------------------------------------------------------------------------

Alliance High Yield                   High return by maximizing current    Alliance Capital Management L.P.
                                      income and, to the extent
                                      consistent with that objective,
                                      capital appreciation

----------------------------------------------------------------------------------------------------------------------

Alliance Intermediate Government      High current income consistent       Alliance Capital Management L.P.
Securities                            with relative stability of
                                      principal

----------------------------------------------------------------------------------------------------------------------

Alliance International                Long-term growth of capital          Alliance Capital Management L.P.

----------------------------------------------------------------------------------------------------------------------

Alliance Money Market                 High level of current income while   Alliance Capital Management L.P.
                                      preserving assets and maintaining
                                      liquidity

----------------------------------------------------------------------------------------------------------------------

Alliance Small Cap Growth             Long-term growth of capital          Alliance Capital Management L.P.

----------------------------------------------------------------------------------------------------------------------

                                          PORTFOLIOS OF EQ ADVISORS TRUST

----------------------------------------------------------------------------------------------------------------------

PORTFOLIO NAME                        OBJECTIVE                            ADVISER
----------------------------------------------------------------------------------------------------------------------

BT Equity 500 Index                   Replicate as closely as possible     Bankers Trust Company
                                      (before deduction of Portfolio
                                      expenses) the total return of the
                                      Standard & Poor's 500 Composite
                                      Stock Price Index

----------------------------------------------------------------------------------------------------------------------

BT International Equity Index         Replicate as closely as possible     Bankers Trust Company
                                      (before deduction of Portfolio
                                      expenses) the total return of the
                                      Morgan Stanley Capital
                                      International Europe, Australia,
                                      Far East Index

----------------------------------------------------------------------------------------------------------------------

BT Small Company Index                Replicate as closely as possible     Bankers Trust Company
                                      (before deduction of Portfolio
                                      expenses) the total return of the
                                      Russell 2000 Index

----------------------------------------------------------------------------------------------------------------------

EQ/Evergreen                          Capital appreciation                 Evergreen Asset
                                                                           Management Corp.

----------------------------------------------------------------------------------------------------------------------

EQ/Evergreen Foundation               In order of priority, reasonable     Evergreen Asset
                                      income, conservation of capital      Management Corp.
                                      and capital appreciation

----------------------------------------------------------------------------------------------------------------------

EQ/Putnam Balanced                    Balanced investment                  Putnam Investment Management, Inc.

----------------------------------------------------------------------------------------------------------------------


                                          PORTFOLIOS OF EQ ADVISORS TRUST

----------------------------------------------------------------------------------------------------------------------
PORTFOLIO NAME                        OBJECTIVE                            ADVISER
----------------------------------------------------------------------------------------------------------------------

EQ/Putnam Growth                      Capital growth.  Current income is   Putnam Investment Management, Inc.
   & Income Value                     a secondary objective

----------------------------------------------------------------------------------------------------------------------

MFS Emerging Growth                   Long-term capital growth             Massachusetts Financial Services Company
  Companies

----------------------------------------------------------------------------------------------------------------------

MFS Growth with Income                Reasonable current income and        Massachusetts Financial Services Company
                                      long-term growth of capital and
                                      income

----------------------------------------------------------------------------------------------------------------------

MFS Research                          Long-term growth of capital and      Massachusetts Financial Services Company
                                      future income

----------------------------------------------------------------------------------------------------------------------

Merrill Lynch Basic Value Equity      Capital appreciation and             Merrill Lynch Asset Management, L.P.
                                      secondarily, income

----------------------------------------------------------------------------------------------------------------------

Merrill Lynch World Strategy          High total investment return         Merrill Lynch Asset Management, L.P.

----------------------------------------------------------------------------------------------------------------------

Morgan Stanley Emerging               Long-term capital appreciation       Morgan Stanley Asset
   Markets Equity                                                          Management Inc.

----------------------------------------------------------------------------------------------------------------------

T. Rowe Price Equity Income           Substantial dividend income and      T. Rowe Price Associates, Inc.
                                      also capital appreciation

----------------------------------------------------------------------------------------------------------------------

T. Rowe Price International Stock     Long-term growth of capital          Rowe Price-Fleming International, Inc.

----------------------------------------------------------------------------------------------------------------------

Warburg Pincus Small Company Value    Long-term capital appreciation       Warburg Pincus Asset Management, Inc.

----------------------------------------------------------------------------------------------------------------------

     Other important information about the Portfolios is included in the separate prospectuses for The Hudson River Trust and EQ Advisors Trust attached at the end of this prospectus.

     FIXED INTEREST OPTIONS

     We offer fixed interest options with maturity dates ranging from one to ten years. You can allocate your contributions to one or more of these fixed interest options. These amounts become part of our general account assets. They will accumulate interest at "guaranteed rates." The total amount you allocate to and accumulate in each fixed interest option is called the "guaranteed period amount." The fixed interest options are not available in Contracts issued in Maryland.

     [Sidebar: Fixed interest options ranging from one to ten years to maturity.]

     The guaranteed rate you will receive for each guaranteed period amount is the interest rate in effect for new contributions allocated to that fixed interest option on the date we apply your contribution. If you make any withdrawals or transfers from a fixed interest option before the maturity date, we will make a market value adjustment that may increase or decrease your guaranteed period amount. We discuss the market value adjustment below, and in greater detail later in this prospectus under "More Information."

     On the maturity date of your fixed interest option, your guaranteed period amount, assuming you have not made any withdrawals or transfers, will equal your contribution to that fixed interest option plus interest to the date of calculation. This is the fixed interest option's maturity value. On the maturity date, your guaranteed period amount and maturity value are the same. Prior to maturity, the current value we will report for your guaranteed period amounts will reflect the market value adjustment that we would make if you were to withdraw all of your guaranteed period amounts on the date of the report.

     FIXED INTEREST OPTIONS AND MATURITY DATES. We currently offer fixed interest options ending on February 15th for each of the maturity years 2000 through 2009. Not all of these fixed interest options will be available for annuitant ages 76 and older. See "Allocating Your Contributions," below. As fixed interest options expire, we expect to add maturity years so that generally 10 are available at any time.

     We will not accept allocations to a fixed interest option if on the date the contribution is to be applied:

     o the fixed interest option's maturity date is within the current calendar year;

     o    the guaranteed rate is 3%; or

     o for annuitants ages 76 or older, the fixed interest option's maturity date is later than the February 15th immediately following the date annuity payments are to begin.


     OPTIONS AT MATURITY DATE. We will notify you on or before December 31st of the year before each of your fixed interest options is scheduled to mature. At that time, you may choose to have one of the following options take place on the maturity date, as long as none of the conditions listed above or in "Allocating Your Contributions," below would apply:

     (a) transfer the maturity value into another available fixed interest option, or into any of the variable investment options; or

     (b)  withdraw the maturity value.


     If we do not receive your choice on or before the fixed interest option's maturity date, we will automatically transfer your maturity value into the fixed interest option that will mature next.

     MARKET VALUE ADJUSTMENT. If you make any withdrawals, (including transfers, surrender of your Contract or deductions we make for charges), from a fixed interest option before it matures we will make a market value adjustment, which will increase or decrease any guaranteed period amount you have left in that fixed interest option. The amount of the adjustment will depend on two factors:

     (a) the difference between the guaranteed rate that applies to the amount being withdrawn and the guaranteed rate in effect at that time for new allocations to that same fixed interest option, and

     (b)  the length of time remaining until the maturity date.

     In general, if interest rates rise between the time that you originally allocated an amount to a fixed interest option and the time that you take a withdrawal, the market value adjustment will be negative. Likewise, if interest rates drop between that time period, the market value adjustment will be positive. Also, the amount of the market value adjustment, either up or down, will be greater the longer the time remaining until the fixed interest option's maturity date. Therefore, it is possible that the market value adjustment could greatly reduce your value in the fixed interest options, particularly in the fixed interest options with later maturity dates.

     We provide an illustration of the present value of target maturity values, an explanation of how we calculated the market value adjustment, and information concerning our general account and investments purchased with amounts allocated to the fixed interest options, under "More Information" later in this prospectus. Appendix II of this prospectus provides an example of how the market value adjustment is calculated.

ALLOCATING YOUR CONTRIBUTIONS

     You may choose from among three ways to allocate your contributions under your Contract: self-directed, principal assurance or dollar cost averaging.

     SELF-DIRECTED ALLOCATION

     You may allocate your contributions to one or more, or all, of the variable investment options and fixed interest options. Allocations must be in whole percentages and you may change your allocations at any time. However, the total of your allocations must equal 100%. If the annuitant is age 76 or older, you may allocate contributions to fixed interest options if their maturities are five years or less. Also, you may not allocate amounts to fixed interest options with maturity dates that are later than the February 15th immediately following the date annuity payments are to begin.

     PRINCIPAL ASSURANCE ALLOCATION

     Under this allocation program you select a fixed interest option. We specify the portion of your initial contribution to be allocated to that fixed interest option in an amount that will cause the maturity value to equal the amount of your entire initial contribution on the fixed interest option's maturity date. The maturity date you select generally may not be later than 10 years, or earlier than seven years from your Contract Date. You allocate the rest of your contribution to the variable investment options however you choose.

[Sidebar: The "Contract Date" is the effective date of a Contract. This usually is the business day we receive your initial contribution.]

     For example, if your initial contribution is $10,000, and on April 15, 1999 you choose the fixed interest option with a maturity date of February 15, 2009, since the guaranteed rate was _____% on April 15, 1999, we would have allocated $__________ to that fixed interest option and the balance to your choice of variable investment options. On the maturity date your value in the fixed interest option would be $10,000.

     The principal assurance allocation is only available for annuitant ages 75 or younger when the Contract is issued. If you are purchasing a Traditional IRA or TSA Contract, before you select a maturity year that would extend beyond the year in which you will attain age 70 1/2, you should consider whether your value in the other variable investment options, or your other Traditional IRA or TSA funds are sufficient to meet your required minimum distributions. See "Tax Information."

     DOLLAR COST AVERAGING

     We offer two dollar cost averaging programs. Each program allows you to gradually transfer amounts from the Alliance Money Market Option to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low and fewer units if the unit's value is high. Therefore, you may get a lower average cost per unit over the long term. These plans of investing, however, do not guarantee that you will earn a profit or be protected against losses.

     [Sidebar: Units measure your value in each variable investment option.]

     SPECIAL DOLLAR COST AVERAGING PROGRAM. You may dollar cost average from the Alliance Money Market option into any of the other variable investment options. You must allocate your entire initial contribution into the Alliance Money Market option. We will transfer your value in the Alliance Money Market option into the other variable investment options that you select over the next 12 months. The transfer date will be the same day of the month as the Contract Date, but not later than the 28th. All amounts will be transferred out by the end of the first Contract Year. Under this program we will not deduct the mortality and expense risks, administration, and distribution charges from assets in the Alliance Money Market option. You may not allocate additional contributions to this program.

     [Sidebar: The 12-month period beginning on your Contract Date and each anniversary of that date is a "Contract Year."]

     The only amounts that we can transfer from the Alliance Money Market option are your regularly scheduled monthly transfers to the variable investment options. If you request to transfer or withdraw any other amounts, we will transfer all of the value that you have remaining in the Alliance Money Market option to the investment options according to the allocation percentages we have on file for you. As a result, you will no longer be able to participate in the special dollar cost averaging program. You may also ask us to cancel your participation at any time.

     GENERAL DOLLAR COST AVERAGING PROGRAM. If your value in the Alliance Money Market option is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to the other variable investment options. You can select to have transfers made on a monthly, quarterly or annual basis. The transfer date will be the same calendar day of the month as the Contract Date, but not later than the 28th.

     The minimum amount that we will transfer each time is $250. The maximum amount we will transfer is equal to your value in the Alliance Money Market option at the time the program is elected, divided by the number of transfers scheduled to be made in the next 12 months.

     If, on any transfer date, your value in the Alliance Money Market option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The general dollar cost averaging program will then end. You may change the transfer amount once each Contract Year, or cancel this program at any time.

                              --------------------

     You may not elect dollar cost averaging if you are participating in the rebalancing program. See "Transferring Your Money Among Investment Options" below.

OUR BASEBUILDER OPTION

     The baseBUILDER option offers you a combined guaranteed minimum income benefit and guaranteed minimum death benefit. The combined benefit is available if the annuitant is between the ages of 20 and 75. There is an additional charge for this benefit. See "baseBUILDER Benefit Charge" under "Charges and Expenses."

     [Side bar: baseBUILDER provides income protection if you elect an income payout while the annuitant is alive and a death benefit if the annuitant dies.]

     The guaranteed minimum income benefit component of baseBUILDER is described below under "Your Guaranteed Minimum Income Benefit under baseBUILDER." As part of baseBUILDER you have a choice of two guaranteed minimum death benefit options: either a "5% roll up to age 80" or an "annual ratchet to age 80." The two options are described under "Guaranteed Minimum Death Benefit." The guaranteed minimum death benefit is provided under the Contract even if you do not elect baseBUILDER, and for a broader range of annuitant ages at Contract issue than those available under baseBUILDER.

     YOUR GUARANTEED MINIMUM INCOME BENEFIT UNDER BASEBUILDER

     The guaranteed minimum income benefit guarantees you a minimum amount of lifetime income under our Income Manager (Life Annuity with a Period Certain) payout annuity contract. The Income Manager (Life Annuity with a Period Certain) payout annuity contract provides payments during a specified period of time (called a period certain) and will continue for the rest of the annuitant's life thereafter. If the annuitant dies before the period certain has ended, payments will continue to the beneficiary for the time remaining in the period certain.

     [Sidebar: We also refer to the guaranteed minimum income benefit as the "Living Benefit."]

     GUARANTEED MINIMUM INCOME BENEFIT'S BENEFIT BASE. On the Contract Date, your guaranteed minimum income benefit's benefit base ("benefit base") is equal to the initial contribution. Thereafter, the benefit base is credited with interest on each Contract Date anniversary (compounded annually) through the annuitant's age 80. The interest rate is 5% for amounts in the variable investment options (other than the Alliance Money Market option and Alliance Intermediate Government Securities option) and in the special dollar cost averaging program. Amounts in the Alliance Money Market option, Alliance Intermediate Government Securities option, the fixed interest options, and in a TSA Contract loan reserve account will be credited with interest at 3%. No interest is credited after age 80.

     If you make an additional contribution to your Contract, we will increase your current benefit base by the dollar amount of the additional contribution on the date that the contribution is allocated to your investment options. If you take a withdrawal from your Contract, we will adjust your benefit base for the withdrawal on the date that you make the withdrawal. See "How Withdrawals Affect Your Guaranteed Minimum Income Benefit and Guaranteed Minimum Death Benefit" under "Accessing Your Money" for more detailed information. Under TSA Contracts, we will reduce your benefit base by the amount of any outstanding loan plus accrued interest on the date that you exercise your guaranteed minimum income benefit.

     [Sidebar: Your benefit base is not an account value or a cash value and is used solely for purposes of calculating your guaranteed minimum income benefit.]

                              ---------------------

     EXERCISING YOUR BENEFIT AND INCOME YOU WILL RECEIVE. If you exercise the guaranteed minimum income benefit, the annual lifetime income that you will receive under the Income Manager (Life Annuity with a Period Certain) payout annuity contract, will be the greater of (i) your guaranteed minimum income benefit, and (ii) the income provided by applying your actual account value at our then current annuity purchase factors.

     The guaranteed minimum income benefit is based on conservative actuarial factors. Therefore, even if your account value is less than your benefit base, you may generate more income by applying your account value to current annuity purchase factors. We will make this comparison for you when the need arises.

     [Sidebar: The guaranteed minimum income benefit should be regarded as a safety net only.]

     ILLUSTRATIONS OF GUARANTEED MINIMUM INCOME BENEFIT. The table below illustrates the guaranteed minimum income benefit amounts per $100,000 of initial contribution, for a male annuitant age 60 (at issue) on the Contract Date anniversaries indicated, assuming no additional contributions, withdrawals, or loans under TSA Contracts, and assuming there were no allocations to the Alliance Money Market option, Alliance Intermediate Government Securities option or the fixed interest options.


--------------------------------------------------------------------------------

                                           GUARANTEED MINIMUM
                                    INCOME BENEFIT -- ANNUAL INCOME
        CONTRACT DATE                    PAYABLE FOR LIFE WITH
   ANNIVERSARY AT EXERCISE               10 YEAR PERIOD CERTAIN

--------------------------------------------------------------------------------
              7                                 $ 8,315
             10                                  10,341
             15                                  14,924
--------------------------------------------------------------------------------

     Under NQ, Traditional IRA, and Roth IRA Contracts, you may exercise the guaranteed minimum income benefit only within 30 days following the seventh or later Contract Date anniversary under your Contract. However, you may not exercise the benefit before the annuitant is age 60, or after the annuitant is age 83. There is an exception if the annuitant is between ages 20 and 44 when your Contract is issued. In this case you may exercise the benefit following the 15th or later Contract Date anniversary, but not after the annuitant is age 83. See "Exercise of Guaranteed Minimum Income Benefit under QP and TSA Contracts" below regarding exercising the benefit under QP and TSA Contracts.

         Your Contract will terminate when you exercise your guaranteed minimum income benefit. You will then receive an Income Manager (Life Annuity with a Period Certain) payout annuity contract. Your period certain will be based on the annuitant's age at the time the benefit is exercised, as follows:

--------------------------------------------------------------------------------
                                LEVEL PAYMENTS*
                                                  PERIOD CERTAIN YEARS
    ANNUITANT'S                    TRADITIONAL
  AGE AT EXERCISE                 AND ROTH IRA                             NQ
--------------------------------------------------------------------------------
     60 to 75                          10                                  10
        76                              9                                  10
        77                              8                                  10
        78                              7                                  10
        79                              7                                  10
        80                              7                                  10
        81                              7                                   9
        82                              7                                   8
        83                              7                                   7

--------------------

* Other forms and periods certain may also be available. For Traditional IRA Contracts, please see "Minimum Distributions" under "Tax Information," as to how this option may be affected if exercised after age 70 1/2.

     You will begin receiving payments one payment period after the payout annuity contract is issued. For example, if you select monthly annuity payments, we will send your first payment to you approximately one month from the date your Contract is issued.

     Each year on your Contract Date anniversary, if you are eligible to exercise the guaranteed minimum income benefit, we will send you an eligibility notice illustrating how much income could be provided as of the Contract Date anniversary. You may then notify us within 30 days following the Contract Date anniversary if you want to exercise the guaranteed minimum income benefit. You must return your Contract to us in order to exercise this benefit. The amount of income you actually receive will be determined when we receive your request to exercise the benefit.

     You may also apply your cash value at any time to an Income Manager (Life Annuity with a Period Certain) payout annuity contract, and you may always apply your account value to any of our traditional annuity payout options. The traditional annuity payout options are discussed under "Accessing Your Money." These options differ from the Income Manager payout annuity contracts. They may provide higher or lower income levels, but do not have all the features of the Income Manager payout annuity contract. You may request an illustration of the Income Manager payout annuity contract from your Equitable Life associate.

     The Income Manager (Life Annuity with a Period Certain) payout annuity contracts are offered through our prospectus for the Income Manager payout annuities. You may obtain a copy of the most current version from your Equitable Life associate. You should read it carefully before you decide to exercise your guaranteed minimum income benefit.

     SUCCESSOR ANNUITANT/CONTRACT OWNER. If the successor annuitant/contract owner (discussed under "More Information" below) elects to continue the Contract after your death, the guaranteed minimum income benefit will continue to be available on the Contract Date anniversaries specified above based on the Contract Date. However, the guaranteed minimum income benefit must be exercised based on the age of the successor annuitant/contract owner.

     EXERCISE OF GUARANTEED MINIMUM INCOME BENEFIT UNDER QP AND TSA CONTRACTS. Under QP Contracts, the guaranteed minimum income benefit may be exercised in the same manner as described above only after the trustee of the qualified plan directly rolls over the QP Contract to a Traditional IRA Contract. In this process the ownership of the QP Contract is changed to the annuitant. The rollover to a Traditional IRA Contract and change of ownership may only occur when the annuitant will no longer be a participant in the qualified plan.

     Similarly, under TSA Contracts the contract owner must convert the TSA Contract in a direct rollover to a Traditional IRA Contract according to our rules. The rollover to a Traditional IRA Contract may only occur when you are eligible for a rollover distribution from a TSA. This may generally occur when you are age 59 1/2, or you are separated from service from the employer who provided the TSA funds. See "Rollover or Direct Transfer Contributions" under "Tax Information" later in this prospectus.

GUARANTEED MINIMUM DEATH BENEFIT

     Applicable for annuitant ages 0 through 79 at issue of NQ Contracts, 20 through 79 under Traditional IRA, Roth IRA, and TSA Contracts; and 20 through 70 at issue of QP Contracts.

     You may elect either the "5% roll up to age 80" or the "annual ratchet to age 80" guaranteed minimum death benefit when you apply for a Contract. Once you have made your election, you may not change it.

     5% ROLL UP TO AGE 80. On the Contract Date, the guaranteed minimum death benefit equals your initial contribution. Thereafter, the guaranteed minimum death benefit will be credited with interest on each Contract Date anniversary (compounded annually) through the annuitant's age 80. The interest rate is 5% for amounts in the variable investment options (other than the Alliance Money Market option and Alliance Intermediate Government Securities option) and in the special dollar cost averaging program. Amounts in the Alliance Money Market option, Alliance Intermediate Government Securities option, the fixed interest options, and in a TSA Contract loan reserve account will be credited with interest at 3%. No interest is credited after the annuitant is age 80.

     If you make additional contributions, we will increase your current guaranteed minimum death benefit by the dollar amount of the additional contribution on the date the contribution is allocated to your investment options. If you take a withdrawal from your Contract, we will adjust your guaranteed minimum death benefit for the withdrawal on the date you take the withdrawal.

     ANNUAL RATCHET TO AGE 80. On the Contract Date, your guaranteed minimum death benefit equals your initial contribution. Then, on each Contract Date anniversary, we will determine your guaranteed minimum death benefit by comparing your current guaranteed minimum death benefit to your account value on that Contract Date anniversary. If your account value is higher than your guaranteed minimum death benefit, we will increase your guaranteed minimum death benefit to equal your account value. On the other hand, if your account value on the Contract Date anniversary is less than your guaranteed minimum death benefit, we will not adjust your guaranteed minimum death benefit either up or down.

     If you make additional contributions, we will increase your current guaranteed minimum death benefit by the dollar amount of the contribution on the date the contribution is allocated to your investment options. If you take a withdrawal from your Contract, we will adjust your guaranteed minimum death benefit on the date you take the withdrawal.

     Applicable for annuitant ages 80 through 85 when the Contract is issued.

     On the Contract Date, your guaranteed minimum death benefit equals your initial contribution. Thereafter, it will be increased by the dollar amount of any additional contributions. We will adjust your guaranteed minimum death benefit if you take any withdrawals.

                              --------------------

     Please see "How Withdrawals Affect Your Guaranteed Minimum Income Benefit and Guaranteed Minimum Death Benefit" under "Accessing Your Money" for information on how withdrawals affect your guaranteed minimum death benefit.

     See Appendix III for an example of how we calculate the guaranteed minimum death benefit.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

     If for any reason you are not satisfied with your Contract, you may return it to us for a refund. To exercise this cancellation right you must mail the Contract directly to our Processing Office within 10 days after you receive it. In some states, this "free look" period may be longer.

     Your refund will equal your account value under the Contract and will reflect (i) any investment gain or loss in the variable investment options, and
(ii) any positive or negative market value adjustments in the fixed interest options, through the date we receive your Contract. Some states or Federal income tax regulations may require us to calculate the refund differently.

     We may require that you wait six months before you may apply for a Contract with us again if:

     o    you cancel your Contract during the free look period; or

     o you change your mind before you receive you Contract whether we have received your contribution or not.

     Please see "Tax Information" for possible consequences of cancelling your Contract.

     If you fully convert an existing Traditional IRA Contract to a Roth IRA Contract, you may cancel your Roth IRA Contract and return to a Traditional IRA Contract. Our Processing Office, or your Equitable Life associate, can provide you with the cancellation instructions. Ask for the form entitled "Request for Full Conversion."

DETERMINING YOUR CONTRACT'S VALUE

YOUR ACCOUNT VALUE

     Your "account value" is the total of the amounts you have allocated to the variable investment options and fixed interest options. These amounts are subject to certain fees and charges discussed under "Charges and Expenses." Under TSA Contracts, if you have an outstanding loan, account value will include any amount in the loan reserve account.

     Your Contract also has a "cash value." At any time before annuity payments begin, your Contract's cash value is equal to the account value. If you have a TSA Contract with an outstanding loan, your cash value also is reduced by the amount of the loan balance plus accrued interest. Please see "Surrendering Your Contract to Receive its Cash Value" below.

YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS

     You may allocate your contributions to one or more of the variable investment options. Each variable investment option invests in shares of a corresponding Portfolio. Your value in each variable investment option is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the Contract. Your value will also be reduced by the dollar amount of any withdrawals that you make.

     The unit value for each variable investment option depends on the investment performance of that option, minus daily charges. On any day, your value in any variable investment option equals the number of units credited to your Contract under that option, multiplied by that day's value for one unit. The number of your Contract units in any variable investment option does not change unless you make additional contributions, make a withdrawal, or transfer amounts between investment options. In addition, when we deduct the baseBUILDER benefit charge the number of units credited to your Contract will be reduced. A description of how unit values are calculated is found in the SAI.

YOUR CONTRACT'S VALUE IN THE FIXED INTEREST OPTIONS

     Your value in the fixed interest options is the sum of the present value of the maturity value in each fixed interest option. We use the guaranteed rate in effect for new allocations to the fixed interest option to discount the maturity value to the present value. This is equivalent to your guaranteed period amount increased or decreased by the market value adjustment. Your value, therefore, may be higher or lower than your contributions (less withdrawals) accumulated at the guaranteed rate. At the maturity date of a fixed interest option, your value in the fixed interest option will equal its maturity value.

TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

TRANSFERRING YOUR ACCOUNT VALUE

     At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the investment options, subject to the following:

     o You may not transfer to a fixed interest option that matures in the current calendar year, or if its guaranteed rate is 3%.

     o If the annuitant is 76 or older, you must limit your transfers to fixed interest options to those with maturities of five years or less. Also, the maturity dates may be no later than the February 15th immediately following the date annuity payments are to begin.

     o If you make transfers out of a fixed interest option other than at its maturity date the transfer may cause a market value adjustment.

     You must send all transfer requests directly to our Processing Office. You may request a transfer in writing or by telephone. Transfer requests should specify:

          (1)  the Contract number,

          (2) the dollar amounts or percentages of your current account value to be transferred, and

          (3)  the investment options to and from which you are transferring.

     You can also use our TOPS system to make transfers among the investment options.

     We may, at any time, restrict the use of market timers and other agents acting under a power of attorney who are acting on behalf of more than one contract owner. Any agreements to use market timing services to make transfers are subject to our rules in effect at that time.

     We will confirm all transfers in writing.

REBALANCING YOUR ACCOUNT VALUE

     We currently offer a rebalancing program that you can use to automatically reallocate your account value among the variable investment options. You must tell us:

     (a) the percentage you want invested in each variable investment option (whole percentages only), and

     (b) how often you want the rebalancing to occur (quarterly, semiannually, or annually on a Contract Year basis. However, it will occur on the same day of the month as the Contract Date).

     While your rebalancing program is in effect, we will transfer amounts among each variable investment option so that the percentage of your account value that you specify is invested in each option at the end of each rebalancing date.

     [Sidebar: Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your Equitable Life associate or other financial adviser before electing the program.]

     You may elect the rebalancing program at any time. You may also change your allocation instructions or cancel the program at any time. If you request a transfer while the rebalancing program is in effect, we will process the transfer as requested and then cancel the rebalancing program.

     You may not elect the rebalancing program if you are participating in a dollar cost averaging program. Rebalancing is not available for amounts you have allocated in the fixed interest options.

ACCESSING YOUR MONEY

WITHDRAWING YOUR ACCOUNT VALUe

     You have several ways to withdraw your account value before annuity payments begin. The table below shows the methods available under each type of Contract. More information follows the table. For the tax consequences of withdrawals, see "Tax Information."


                                                            METHOD OF WITHDRAWAL
                          --------------------------------------------------------------------------------------------
                                                                            SUBSTANTIALLY              MINIMUM
CONTRACT                        LUMP SUM               SYSTEMATIC               EQUAL               DISTRIBUTION
--------                        --------               ----------               -----               ------------

NQ                                 Yes                    Yes                    No                      No
Traditional IRA                    Yes                    Yes                    Yes                     Yes
Roth IRA                           Yes                    Yes                    Yes                     No
QP                                 Yes                    No                     No                      No
TSA                                Yes*                   No                     No                      Yes


---------------------

* For some TSA Contracts, your ability to take withdrawals, loans or surrender your Contract may be limited. You must provide this information when you apply for a Contract. See "Tax Information -- Tax Sheltered Annuity Contracts (TSAs)" below.

     LUMP SUM WITHDRAWALS

     (All Contracts)

     You may take lump sum withdrawals of your account value at any time. (TSA Contracts may have restrictions.) The minimum amount you may withdraw is $1,000. If you request to withdraw more than 90% of a Contract's current cash value we will treat it as a request to surrender the Contract for its cash value. See "Surrendering your Contract to Receive its Cash Value" below.

     Under TSA Contracts, if a loan is outstanding, you may only take lump sum withdrawals as long as the cash value remaining after any withdrawal equals at least 10% of the outstanding loan plus accrued interest.

     SYSTEMATIC WITHDRAWALS

     (Traditional IRA, Roth IRA and NQ Contracts Only)

     You may take systematic withdrawals of a particular dollar amount or a particular percentage of your account value.

     You may take systematic withdrawals on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your account value: 1.2% monthly, 3.6% quarterly, and 15.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

     We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. If you do not select a date, we will make the withdrawals on the same calendar day of the month as the Contract Date. You must wait at least 28 days after your Contract is issued before your systematic withdrawals can begin.

     You may elect to take systematic withdrawals at any time. If you own a Traditional IRA or Roth IRA Contract, you may elect this withdrawal method only if you are between ages 59 1/2 and 70 1/2.

     You may change the payment frequency, or the amount or percentage of your systematic withdrawals, once each Contract Year. However, you may not change the amount or percentage in any Contract Year in which you have already taken a lump sum withdrawal. You can cancel the systematic withdrawal option at any time.

     SUBSTANTIALLY EQUAL WITHDRAWALS

     (Traditional IRA and Roth IRA Contracts only)

     The substantially equal withdrawals option allows you to receive distributions from your account value without triggering the 10% additional federal tax penalty which normally applies to distributions made before age 59 1/2. See "Tax Information." Once you begin to take substantially equal withdrawals, you should not stop them or change the pattern of your withdrawals until the later of age 59 1/2 or five full years after the first withdrawal. If you stop or change the withdrawals or take a lump sum withdrawal, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on those withdrawals.

     You may elect to take substantially equal withdrawals at any time before age 59 1/2. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. You may not elect to receive the first payment in the same Contract Year in which you took a lump sum withdrawal. We will calculate the amount of your substantially equal withdrawals under a method we select and payments will be made monthly, quarterly or annually as you select. These payments will continue until we receive written notice from you to cancel this option or you take a lump sum withdrawal. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same Contract Year in which you took a lump sum withdrawal. We will calculate the new withdrawal amount.

     MINIMUM DISTRIBUTION WITHDRAWALS

     (Traditional IRA and TSA Contracts only -- See "Tax Information")

     We offer the minimum distribution withdrawal option to help you meet required minimum distributions under federal income tax rules. You may elect this option in the year in which you attain age 70 1/2. The minimum amount we will pay out is $250. You may elect the method you want us to use to calculate your minimum distribution withdrawals from the choices we offer. Currently, minimum distribution withdrawal payments will be made annually.

     We will calculate your annual payment based on your account value at the end of the prior calendar year based on the method you choose.

     Under TSA Contracts, you may not elect minimum distribution withdrawals if a loan is outstanding.

     [Sidebar: For Traditional IRA and TSA Contracts, we will send a form outlining the distribution options available before you reach age 70 1/2 (if you have not begun your annuity payments before that time).]

HOW WITHDRAWALS ARE TAKEN FROM YOUR ACCOUNT VALUE

     Lump Sum Withdrawal

     You must specify the investment options from which you want to take the withdrawal. If we receive only partial information, our Processing Office will contact you for complete instructions before processing your request. A market value adjustment may apply to amounts withdrawn from the fixed interest options.

     Systematic Withdrawals, Substantially Equal Withdrawals, and Minimum Distribution Withdrawals

     Unless you specify otherwise, we will subtract your withdrawals on a pro rata basis from your value in the variable investment options. If there is insufficient value or no value in the variable investment options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from the fixed interest options in order of the earliest maturity date(s) first. A market value adjustment may apply.

HOW WITHDRAWALS AFFECT YOUR GUARANTEED MINIMUM INCOME BENEFIT AND GUARANTEED MINIMUM DEATH BENEFIT

Withdrawals will reduce your guaranteed benefits on either a dollar-for-dollar basis or on a pro rata basis as explained below:

     INCOME BENEFIT

Benefit base - Your current benefit base will be reduced on a dollar-for-dollar basis as long as the sum of your withdrawals in a Contract Year is 5% or less of the guaranteed minimum death benefit on the most recent Contract Date anniversary. Once you take a withdrawal that causes the sum of your withdrawals in a Contract Year to exceed 5% of the guaranteed minimum death benefit on the most recent Contract Date anniversary, that withdrawal and any subsequent withdrawals in that same Contract Year will reduce your current benefit base on a pro rata basis.

     DEATH BENEFIT

5% roll up to age 80 - If you elect the 5% roll up to age 80 guaranteed minimum death benefit, your current guaranteed minimum death benefit will be reduced on a dollar-for-dollar basis as long as the sum of your withdrawals in a Contract Year is 5% or less of the guaranteed minimum death benefit on the most recent Contract Date anniversary. Once you take a withdrawal that causes the sum of your withdrawals in a Contract Year to exceed 5% of the guaranteed minimum death benefit on the most recent Contract Date anniversary, that withdrawal and any subsequent withdrawals in that same Contract Year will reduce your current guaranteed minimum death benefit on a pro rata basis.

Annual ratchet to age 80 - If you elect the annual ratchet to age 80 guaranteed minimum death benefit, each withdrawal will always reduce your current guaranteed minimum death benefit on a pro rata basis.

Annuitant Issue Ages 80 through 85 - If your Contract was issued when the annuitant was between ages 80 and 85, each withdrawal will always reduce your current guaranteed minimum death benefit on a pro rata basis.

                              ---------------------

Reduction on a dollar-for-dollar basis means that your current benefit will be reduced by the dollar amount of the withdrawal. Reduction on a pro rata basis means that we calculate the percentage of your current account value that is being withdrawn and we reduce your current benefit by that same percentage. For example, if your account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your account value. If your guaranteed minimum death benefit was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 x
 .40) and your new guaranteed minimum death benefit after the withdrawal would be $24,000 ($40,000 - $16,000).

The timing of your withdrawals and whether they exceed the 5% threshold described above can have a significant impact on your guaranteed minimum income benefit or guaranteed minimum death benefit.

LOANS UNDER TSA CONTRACTS

     You may take loans from a TSA unless restricted by the employer who provided the TSA funds. If you cannot take a loan, or cannot take a loan without approval from the employer who provided the funds, we will have this information in our records based on what you and the employer who provided the funds told us when you purchased your Contract. The employer must also tell us whether special employer plan rules of the Employee Retirement Income Securities Act of 1974 ("ERISA") apply. We will not permit you to take a loan while you are taking minimum distribution withdrawals.

     You should read the terms and conditions on our loan request form carefully before taking out a loan. Under TSA Contracts subject to ERISA, you may only take a loan with the written consent of your spouse. Your Contract contains further details of the loan provision. Also, see "Tax Information" for general rules applicable to loans.

     We will permit you to have only one loan outstanding at a time. The minimum loan amount is $1,000. The maximum amount is $50,000 or, if less, 50% of your account value, subject to any limits under the federal income tax rules. The term of a loan is five years. However, if you use the loan to acquire your primary residence, the term is 10 years. The term may not extend beyond the earliest of:

     (1)  the date annuity payments begin,

     (2)  the date the Contract terminates, and

     (3) the date a death benefit is paid (the loan balance will be deducted from the death benefit amount).

     Interest will accrue daily on your outstanding loan at a rate we set. The loan interest rate will be equal to the Moody's Corporate Bond Yield Averages for the calendar month ending two months before the day of the calendar quarter in which the rate is determined.

     LOAN RESERVE ACCOUNT. On the date your loan is processed, we will transfer the amount of your loan to the loan reserve account. Unless you specify otherwise, we will subtract your loan on a pro rata basis from your value in the variable investment options. If there is insufficient value or no value in the variable investment options, any additional amount of the loan will be subtracted from the fixed interest options in order of the earliest maturity date(s) first. A market value adjustment may apply.

     We will credit interest to the amount in the loan reserve account at a rate of 2% lower than the loan interest rate that applies for the time your loan is outstanding. On each Contract Date anniversary after the date the loan is processed, we will transfer the amount of interest earned in the loan reserve account to the variable investment options on a pro rata basis. When you make a loan repayment unless you specify otherwise, we will transfer the dollar amount of the loan repaid from the loan reserve account to the investment options according to the allocation percentages we have on our records.

SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

     You may surrender your Contract to receive its cash value at any time while the annuitant is living and before you begin to receive annuity payments. (TSA Contracts may have restrictions.) For a surrender to be effective, we must receive your written request and your Contract at our Processing Office. We will determine your cash value on the date we receive the required information. All benefits under the Contract will terminate as of that date.

     You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Choosing Your Annuity Payout Options" below. We will usually pay the cash value within seven calendar days, but we may delay payment as described in "When To Expect Payments," below. For the tax consequences of surrenders, see "Tax Information."

WHEN TO EXPECT PAYMENTS

     Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a variable annuity, payment of a death benefit, payment of any amount you withdraw and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

     (1)  the New York Stock Exchange is closed or restricts trading,

     (2) sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable because of an emergency, or

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

     (3) the SEC, by order, permits us to defer payment to protect people remaining in the variable investment option.

     We can defer payment of any portion of your value in the fixed interest options (other than for death benefits) for up to six months while you are living. We also may defer payments for a reasonable amount of time (not to exceed 15 days) while we are waiting for a contribution check to clear.

CHOOSING YOUR ANNUITY PAYOUT OPTIONS

     The Equitable Accumulator Select offers you several choices for receiving retirement income. Each choice enables you to receive fixed or, in some cases, variable annuity payments.

     You can choose from among the six different annuity payout options listed below. Restrictions apply, depending on the type of Contract you own.

--------------------------------------------------------------------------------

TRADITIONAL ANNUITY PAYOUT OPTIONS      Life Annuity
                                        Life Annuity -- Period Certain
                                        Life Annuity -- Refund Certain
                                        Period Certain Annuity


INCOME MANAGER PAYOUT OPTIONS           Life Annuity with a Period Certain
                                        Period Certain Annuity

--------------------------------------------------------------------------------

TRADITIONAL ANNUITY PAYOUT OPTIONS

     You can choose from among the following traditional annuity payout options:

     o Life Annuity: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no death benefit with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living.

     o Life Annuity -- Period Certain: An annuity that guarantees payments for the rest of the annuitant's life, and, if the annuitant dies before the end of a selected period of time ("period certain"), provides payments to the beneficiary for the balance of the period certain. A life annuity with a period certain of 10 years is the normal form of annuity under the Contracts.

     o Life Annuity -- Refund Certain: An annuity that guarantees payments for the rest of the annuitant's life, and, if the annuitant dies before the amount applied to purchase the annuity option has been recovered, provides payments to the beneficiary that will continue until that amount has been recovered. This payout option is available only as a fixed annuity.

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

     o Period Certain Annuity: An annuity that guarantees payments for a specific period of time, usually 5, 10, 15 or 20 years. This option does not guarantee payments for the rest of the annuitant's life. Currently, this payout option is available only as a fixed annuity.

     All of the above payout options are available as fixed annuities. With fixed annuities, we guarantee fixed annuity payments that will be based either on the tables of guaranteed annuity payments in your Contract or on our then current annuity rates, whichever is more favorable for you.

     The life annuity, life annuity -- period certain, and life annuity -- refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life and, after the annuitant's death, payments continue to the survivor.

     The following traditional annuity payout options are available as variable annuities:

     o    Life Annuity.
     o    Life Annuity -- Period Certain.
     o    Joint and Survivor Life Annuity.
     o    Joint and Survivor Life Period Certain Annuity (100% to Survivor).

     Variable annuities may be funded through your choice of variable investment options investing in Portfolios of The Hudson River Trust. The amount of each variable annuity payment will fluctuate, depending upon the performance of the variable investment options, and whether the actual rate of investment return is higher or lower than an assumed base rate. Please see "Annuity Unit Values" in the SAI.

     We may offer other payout options not outlined here. Your Equitable Life associate can provide details.

     SELECTING A TRADITIONAL ANNUITY PAYOUT OPTION

     When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your Contract before annuity payments begin.

     For Traditional IRA, Roth IRA, and NQ Contracts, unless you choose a different payout option, we will pay fixed annuity payments under a life annuity with a certain period of 10 years. The only payout options available under QP Contracts and TSA Contracts are the Life Annuity 10 Year Period Certain and the Joint and Survivor Life Annuity 10 Year Period Certain.

     You can choose the date annuity payments are to begin. You can change the date your annuity payments are to begin anytime before that date as long as you do not choose a date later than the 28th day of any month. Also, that date may not be later than the Contract Date anniversary that follows the annuitant's 90th birthday. This may be different in some states.

     Before your annuity payments are to begin, we will notify you by letter that the annuity payout options are available. Once you have selected a payout option and payments have begun, no change can be made.

     The amount of the annuity payments will depend on the amount applied to purchase the annuity, the type of annuity chosen and, in the case of a life annuity, the annuitant's age (or the annuitant's and joint annuitant's ages) and in certain instances, the sex of the annuitant(s).

     The amount we apply to provide annuity payments will depend on the type of payout option you select. If you select a payout option that provides for payments for the rest of the annuitant's life, then we will apply your account value. If you select a payout option that provides for payments for a period certain, then we will apply your cash value. However, if the period certain is more than five years, we will apply not less than 95% of the account value. Amounts in the fixed interest options that are applied to a payout option before a maturity date will result in a market value adjustment.

     If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a lump sum rather than as payments under the payout option chosen.

     INCOME MANAGER PAYOUT OPTIONS

     For NQ, Traditional IRA, and Roth IRA Contracts, two Income Manager payout options are also available. These are the Income Manager (Life Annuity with a Period Certain) and the Income Manager (Period Certain).

     For QP Contracts, the Income Manager payout options are available only after the trustee of the qualified plan directly rolls over the QP Contract to a Traditional IRA Contract. In this process the ownership of the QP Contract is changed to the annuitant. The rollover to a Traditional IRA Contract and the change of ownership may only occur when the annuitant will no longer be a participant in the qualified plan.

     For TSA Contracts, the Income Manager payout annuity options are available only after the TSA Contract is rolled over to a Traditional IRA Contract. This may generally occur when you are age 59 1/2, or you have separated from service with the employer who provided the TSA funds.

     The Income Manager (Life Annuity with a Period Certain) provides guaranteed payments for the annuitant's life or for the annuitant's life and the life of a joint annuitant. The Income Manager (Period Certain) provides payments for a specified period. The contract owner and annuitant must meet the issue age and payment requirements. Both Income Manager annuities provide guaranteed level payments (NQ, Traditional IRA, and Roth IRA Contracts). The Income

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

Manager (Life Annuity with a Period Certain) also provides guaranteed increasing payments (NQ Contracts only).

     If you apply only part of the account value of your Contract to either of the Income Manager payout annuities we will consider it a withdrawal. Amounts received under the Income Manager payout annuities in such case will be taxable as withdrawals.

     No additional contributions will be permitted under an Income Manager (Life Annuity with a Period Certain).

     The Income Manager annuities are described in a separate prospectus. Copies of the most current version are available from your Equitable Life associate. To purchase an Income Manager annuity we also require the return of your Contract. We will issue an Income Manager annuity to put one of the payout annuities into effect. Depending upon your circumstances, this may be done on a tax-free basis. Please consult your tax adviser.

CHARGES AND EXPENSES

CHARGES THAT EQUITABLE LIFE DEDUCTS

     We deduct the following charges each day from the net assets of each variable investment option:

     o    A mortality and expense risks charge.

     o    An administration charge.

     o    A distribution charge.

     We deduct the following charges from your account value:

     o If you elect the optional benefit -- a charge for the optional baseBUILDER benefit.

     o At the time annuity payments are to begin -- charges for state premium and other taxes.

     More information about these charges appears below. We will not increase these charges for the life of your Contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See "Group or Sponsored Arrangements" below.

     We also offer an Equitable Accumulator contract which has a withdrawal charge but no distribution charge. A current prospectus for this other Equitable Accumulator contract may be obtained from your Equitable Life associate.

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

     MORTALITY AND EXPENSE RISKS CHARGE

     We deduct a daily charge from the net assets in each variable investment option to compensate us for mortality and expense risks, including the guaranteed minimum death benefit. The daily charge is equivalent to an annual rate of 1.10% of the net assets in each variable investment option.

     The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each Contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the guaranteed minimum death benefit exceeds the cash value of the Contract. The expense risk we assume is the risk that it will cost us more to issue and administer the Contracts than we expect.

     ADMINISTRATION CHARGE

     We deduct a daily charge from the net assets in each variable investment option to compensate us for administration expenses under the Contracts. The daily charge is equivalent to an annual rate of 0.25% of the net assets in each variable investment option. We reserve the right under the Contracts to increase this charge to an annual rate of 0.35%.

     DISTRIBUTION CHARGE

     We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the Contracts. The daily charge is equivalent to an annual rate of 0.25% of the net assets in each variable investment option. This charge will never exceed any regulatory limits.

     BASEBUILDER BENEFIT CHARGE

     If you elect the baseBUILDER combined guaranteed minimum income benefit and guaranteed minimum death benefit, we deduct a charge annually from your account value on each Contract Date anniversary. The charge is equal to 0.30% of the benefit base in effect on the Contract Date anniversary.

     We will deduct this charge from your value in the variable investment options on a pro rata basis. If there is not enough value in the variable investment options, we will deduct all or a portion of the charge from the fixed interest options in order of the earliest maturity date(s) first. A market value adjustment may apply.

     CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

     We deduct a charge for applicable taxes such as premium taxes that may be imposed in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout. The current tax charge that might be imposed varies by state and ranges from 0% to 3.5% (1% in Puerto Rico and 5% in the U.S. Virgin Islands).

CHARGES THAT THE TRUSTS DEDUCT

     The Hudson River Trust and EQ Advisors Trust each deducts charges for the following types of fees and expenses:

     o    Investment advisory fees ranging from 0.25% to 1.15%.

     o    12b-1 fees of 0.25%.

     o Operating expenses, such as trustees' fees, independent auditors' fees, legal counsel fees, administrative service fees, custodian fees, and liability insurance.

     o    Investment-related expenses, such as brokerage commissions.

     These charges are reflected in the daily share price of each Portfolio. For more information about these charges, please refer to the prospectuses of the Trusts.

GROUP OR SPONSORED ARRANGEMENTS

     For certain group or sponsored arrangements, we may reduce the mortality and expense risks charge, or change the minimum initial contribution requirements. We also may change the guaranteed minimum income benefit and the guaranteed minimum death benefit, or offer variable investment options that invest in shares of The Hudson River Trust or EQ Advisors Trust that are not subject to the 12b-1 fee. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for Traditional IRA and Roth IRA Contracts. Sponsored arrangements include those in which an employer allows us to sell Contracts to its employees or retirees on an individual basis.

     Our costs for sales, administration, and mortality generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy Contracts or that have been in existence less than six months will not qualify for reduced charges.

     We also may establish different guaranteed rates for the fixed interest options under different classes of Contracts for group or sponsored arrangements.

     We will make these and any similar reductions according to our rules in effect when we approve a Contract for issue. We may change these rules from time to time. Any variations will reflect differences in costs or services and will not be unfairly discriminatory.

     Group or sponsored arrangements may be governed by federal income tax rules, ERISA or both. We make no representations as to the impact of those and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making Contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

PAYMENT OF DEATH BENEFIT

YOUR BENEFICIARY AND PAYMENT OF BENEFIT

     You designate your beneficiary when you apply for your Contract. The change will be effective on the date the written request for the change is signed. Under jointly owned Contracts, the surviving owner is considered the beneficiary, and will supersede any other beneficiary. You may be limited as to the beneficiary you can designate in a TSA Contract. In a QP Contract, the beneficiary must be the trustee. You may change your beneficiary at any time.

     The death benefit is equal to your account value, or, if greater, the guaranteed minimum death benefit. The guaranteed minimum death benefit is part of your Contract, whether you select the combined baseBUILDER benefit or not. We determine the amount of the death benefit as of the date we receive satisfactory proof of the annuitant's death and any required instructions as to the method of payment. Under TSA Contracts we will deduct the amount of any outstanding loan plus accrued interest from the amount of the death benefit.

     WHEN THE ANNUITANT DIES BEFORE ANNUITY PAYMENTS BEGIN

     If the annuitant dies before the annuity payments begin, we will pay the death benefit to your beneficiary.

     CHANGE OF OWNER ON DEATH

     Under certain conditions the owner can change after the original owner's death. Under NQ Contracts when the owner dies the person designated as successor owner becomes the new owner. Under Traditional IRA and Roth IRA Contracts only, a beneficiary who is the surviving spouse can choose to be treated as the successor owner/annuitant. Only a spouse can be a successor owner/annuitant. Under TSA Contracts, you cannot have a successor owner/annuitant.

     For Traditional IRA Contracts, a beneficiary who is not a surviving spouse may be able to have limited ownership.

     WHEN AN NQ CONTRACT OWNER DIES BEFORE THE ANNUITANT

     When you are not the annuitant under an NQ Contract and you die before annuity payments begin, the beneficiary named to receive the death benefit upon the annuitant's death will automatically become the contract owner (unless you have named a different person as successor owner and have notified us of the change). If the Contract is jointly owned and the first owner to die is not the annuitant, the surviving owner becomes the sole contract owner and will be considered the "beneficiary" for purposes of the distribution rules described in this section, automatically taking the place of any other beneficiary designation.

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

     Unless the surviving spouse of the owner who has died (or in the case of a joint ownership situation, the surviving spouse of the first owner to die) is the designated beneficiary for this purpose, the entire interest in the Contract must be distributed under the following rules.

     The cash value of the Contract must be fully paid to the designated beneficiary (new owner) by December 31st of the fifth calendar year after your death (or in a joint ownership situation, the death of the first owner to die).

     A permissible alternative is for the new owner to elect to receive the cash value as a life annuity (or payments for a period certain of not longer than the new owner's life expectancy). Payments must begin no later than December 31st following the calendar year of the non-annuitant owner's death. Unless this alternative is elected, we will pay any cash value on December 31st of the fifth calendar year following the year of your death (or the death of the first owner to die).

     Where a surviving spouse is designated beneficiary or joint owner, the spouse may elect to continue the Contract. No distributions are required as long as the surviving spouse and annuitant are living.

HOW DEATH BENEFIT PAYMENT IS MADE

     We will pay the death benefit to the beneficiary in the form of the annuity payout option you have chosen. If you have not chosen an annuity payout option as of the time of the annuitant's death, the beneficiary will receive the death benefit in a single sum. However, subject to any exceptions in the Contract, our rules and any applicable requirements under federal income tax rules, the beneficiary may elect to apply the death benefit to one or more annuity payout options we offer at the time. See "Choosing Your Annuity Payout Options." Please note that if you are both the contract owner and the annuitant, you may elect only a life annuity or an annuity that does not extend beyond the life expectancy of the beneficiary.

     SUCCESSOR OWNER AND ANNUITANT

     If you are both the owner and the annuitant, and your spouse is the sole beneficiary or the joint owner, then your spouse may elect to receive the death benefit or continue the Contract as successor owner/annuitant.

     If your surviving spouse decides to continue the Contract, then on the Contract Date anniversary following your death, we will increase the account value to equal your current guaranteed minimum death benefit, if it is higher than the account value. In determining whether the guaranteed minimum death benefit will continue to grow, we will use your surviving spouse's age (as of the Contract Date anniversary).

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

BENEFICIARY CONTINUATION OPTION FOR TRADITIONAL IRA CONTRACTS

     Upon the death of the annuitant under a Traditional IRA Contract, a non-spouse beneficiary may generally elect to keep the Contract in the name of the deceased annuitant, and receive distributions under the Contract instead of the death benefit being paid in a single sum.

     If the annuitant dies after the "Required Beginning Date" (see "Tax Information") for required minimum distributions, the Contract will continue if:

     (a) the annuitant was receiving minimum distribution withdrawals from this Contract; and

     (b) the pattern of minimum distribution withdrawals the annuitant chose was based in part on the life of the designated beneficiary.

     The withdrawals will then continue to be paid to the beneficiary on the same basis as the annuitant chose before death. We will be able to tell your beneficiary whether this option is available to them. You should contact our Processing Office for further information.

     If the annuitant dies before the "Required Beginning Date" (and therefore was not taking minimum distribution withdrawals under the Contract), the beneficiary may begin taking minimum distribution withdrawals under the Contract. We will increase the account value to equal the death benefit if the death benefit is greater than the account value. That amount will be used to provide the withdrawals. These withdrawals will begin by December 31st of the calendar year following the annuitant's death and will be based on the beneficiary's life expectancy. If there is more than one beneficiary, the shortest life expectancy is used.

     The designated beneficiary must be a natural person and of legal age at the time of election. The beneficiary must elect this option within 30 days following the date we receive proof of the annuitant's death. This option may not currently be available in all states. Your Equitable Life associate can provide information about state availability, or you may contact our Processing Office.

     While the Contract continues in the name of the deceased annuitant, the beneficiary may make transfers among the investment options. However, additional contributions will not be permitted and the guaranteed minimum income benefit and the death benefit (including the guaranteed minimum death benefit) provisions will no longer be in effect. Although the only withdrawals that will be permitted are minimum distribution withdrawals, the beneficiary may choose at any time to withdraw all of the account value.

TAX INFORMATION

OVERVIEW

     In this part of the prospectus, we discuss the current federal income tax rules that generally apply to Equitable Accumulator Select Contracts owned by United States taxpayers.

The tax rules can differ, depending on the type of contract, whether NQ, Traditional IRA, Roth IRA, QP or TSA. Therefore, we discuss the tax aspects of each type of Contract separately.

     We cannot provide detailed information on all tax aspects of the Contracts. Moreover, the tax aspects that apply to a particular person's Contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Transfers of the Contract, rights under the Contract, or payments under the Contract may be subject to gift or estate taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

     Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service ("IRS") interpretations of the Internal Revenue Code. These tax rules may change. We cannot predict whether, when, or how these rules could change. Any change could affect Contracts purchased before the change.

TRANSFERS AMONG INVESTMENT OPTIONS

     You can make transfers among investment options inside the Contract without triggering taxable income.

TAXATION OF NONQUALIFIED ANNUITIES

     CONTRIBUTIONS

     You may not deduct the amount of your contributions for a nonqualified annuity contract.

     CONTRACT EARNINGS

     Generally, you are not taxed on Contract earnings until you receive a distribution from your Contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

     o if a Contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

     o if you transfer a Contract, for example, as a gift to someone other than your spouse (or former spouse);

     o if you use a Contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

     o if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person).

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

     All nonqualified deferred annuity contracts that we issue to you during the same calendar year are linked together and treated as one contract for computing the taxable amount of any distribution from any of those contracts.

     ANNUITY PAYMENTS

     Once annuity payments begin, a portion of each payment is taxable as ordinary income. The remaining portion is a tax-free recovery of investment in the contract. Generally, your investment in the Contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

     For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the Contract by the total amount you are expected to receive out of the Contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your investment in the Contract divided by the number of expected payments is your tax-free portion of each payment.

     Once you have received the amount of your investment in the Contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

     PAYMENT MADE BEFORE ANNUITY PAYMENTS BEGIN

     If you make withdrawals before annuity payments begin under your Contract, they are taxable to you as ordinary income if there are earnings in the Contract. Generally, earnings are your account value less your investment in the Contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a return of your investment in the Contract and is not taxable.

     CONTRACTS PURCHASED THROUGH EXCHANGES

     You may purchase your NQ Contract through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

     o The Contract which is the source of the funds you are using to purchase the NQ Contract is another nonqualified deferred annuity contract (or life insurance or endowment contract).

     o The owner and the annuitant are the same under the source contract and the Equitable Accumulator Select NQ Contract (if you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction).

     The tax basis of the source contract carries over to the Equitable Accumulator Select NQ Contract.

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
     SURRENDERS

     If you surrender or cancel the Contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the Contract.

     DEATH BENEFIT PAYMENTS MADE TO A BENEFICIARY AFTER YOUR DEATH

     For the rules applicable to death benefits, see "Payment of Death Benefit" and "When an NQ Contract Owner Dies Before the Annuitant" earlier in this prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your Contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your Contract.

     EARLY DISTRIBUTION PENALTY TAX

     If you take distributions before you are age 59 1/2 a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax. The extra penalty tax does not apply to pre-age 59 1/2 distributions made:

     o    on or after your death;

     o    because you are disabled (special federal income tax definition); or

     o in the form of substantially equal periodic annuity payments for your life (or life expectancy) or the joint lives (or joint life expectancy) of you and a beneficiary.

SPECIAL RULES FOR NQ CONTRACTS ISSUED IN PUERTO RICO

     Under current law we treat income from NQ Contracts as U.S.-source. A Puerto Rico resident is subject to U.S. taxation on such U.S.-source income. Only Puerto Rico-source income of Puerto Rico residents is excludable from U.S. taxation. Income from NQ Contracts is also subject to Puerto Rico tax. The computation of the taxable portion of amounts distributed from a Contract may differ in the two jurisdictions. Therefore, you might have to file both U.S. and Puerto Rico tax returns, showing different amounts of income from the contract for each tax return. Puerto Rico generally provides a credit against Puerto Rico tax for U.S. tax paid. Depending on your personal situation and the timing of the different tax liabilities, you may not be able to take full advantage of this credit.

INDIVIDUAL RETIREMENT ARRANGEMENTS ("IRAS")

     GENERAL

     "IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, Individual Retirement Accounts and Individual Retirement Annuities. In an Individual Retirement Account, a trustee or custodian holds the assets for the benefit of the IRA owner. The assets can include mutual funds and certificates of deposit. In an Individual Retirement Annuity, an insurance company issues an annuity contract that serves as the IRA.

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

There are several types of IRAs, as follows:

     o    "Traditional IRAs," typically funded on a pre-tax basis;

     o    Roth IRAs, first available in 1998, funded on an after-tax basis; and

     o SEP-IRAs and SIMPLE-IRAs, issued and funded in connection with employer-sponsored retirement plans.

     Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments.

     You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to aggregate IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publication 590 ("Individual Retirement Arrangements (IRAs)"). This Publication is usually updated annually, and can be obtained from any IRS district office or the IRS Website (http://www.irs.ustreas.gov).

     The Equitable Accumulator Select IRA Contract is designed to qualify as an "individual retirement annuity" under Section 408(b) of the Internal Revenue Code. This prospectus contains the information that the IRS requires you to have before you purchase an IRA. This section of the prospectus covers some of the special tax rules that apply to IRAs. The next section covers Roth IRAs. Education IRAs are not discussed in this prospectus because they are not available in individual retirement annuity form.

     The Equitable Accumulator Select IRA Contract has been approved by the IRS as to form for use as a Traditional IRA. We expect to submit the Roth IRA version for formal IRS approval in the Spring of 1999. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment. The IRS approval does not address every feature possibly available under the Equitable Accumulator Select IRA Contract.

     CANCELLATION

     You can cancel an Equitable Accumulator Select IRA Contract by following the directions under "Your Right to Cancel within a Certain Number of Days" earlier in the prospectus. You can cancel an Equitable Accumulator Select Roth IRA Contract issued as a result of a full conversion of an Equitable Accumulator Select Traditional IRA Contract by following the instructions in the request for full conversion form. The form is available from our Processing Office or your Equitable Life associate. If you cancel a Traditional IRA or Roth IRA Contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

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

     TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES (TRADITIONAL IRAS)

     CONTRIBUTIONS TO TRADITIONAL IRAS

     Individuals may make three different types of contributions to a Traditional IRA:

     o    tax-free "rollover" contributions; or

     o direct custodian-to-custodian transfers from other Traditional IRAs ("direct transfers"); or

     o    "regular" contributions out of earned income or compensation.

     We require that all of your contributions to the Equitable Accumulator Select Traditional IRA Contract must be either a rollover or a direct custodian-to-custodian transfer. See "Rollovers and Transfers" below. Since we do not permit regular contributions under the Equitable Accumulator Select Traditional IRA Contract, we do not discuss them in great detail in this prospectus.

     EXCESS CONTRIBUTIONS

     Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. The following are excess contributions to IRAs:

     o    "regular" contributions of more than $2,000;

     o "regular" contributions of more than earned income for the year, if that amount is under $2,000;

     o "regular" contributions to a Traditional IRA made after you reach age 70 1/2; and

     o rollover contributions of amounts which are not eligible to be rolled over. For example, after-tax contributions to a qualified plan or minimum distributions required to be made after age 70 1/2.

     You can avoid the excise tax by withdrawing an excess contribution (rollover or "regular") before the due date (including extensions) for filing your federal income tax return for the year. If it is an excess "regular" Traditional IRA contribution, you cannot take a tax deduction for the amount withdrawn. The excess contribution withdrawn is not includable in income and is not subject to the 10% additional penalty tax on early distributions, discussed below under "Early Distribution Penalty Tax". You do have to withdraw any earnings attributable to the excess contribution. The withdrawn earnings would be includable in your gross income and could be subject to the 10% penalty tax.

     Even after the due date for filing your return, you may withdraw an excess rollover contribution, without income inclusion or 10% penalty, if:

     (1)  the rollover was from a qualified retirement plan to a Traditional
          IRA;

     (2) the excess contribution was due to incorrect information that the plan provided; and

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

     (3)  you took no tax deduction for the excess contribution.

     ROLLOVERS AND TRANSFERS

     Rollover contributions may be made to a Traditional IRA from these sources:

     o    qualified plans;

     o TSAs (including Internal Revenue Code Section 403(b)(7) custodial accounts); and

     o    other Traditional IRAs.

     You may also switch Roth IRA funds to Traditional IRA funds, in accordance with special federal income tax rules, if you use the forms we prescribe. This is referred to as having "recharacterized" your contribution.

     Any amount contributed to a Traditional IRA after you attain age 70 1/2 must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

     ROLLOVERS FROM QUALIFIED PLANS OR TSAS

     There are two ways to do rollovers:

     o    Do It Yourself

          You actually receive a distribution which can be rolled over and you roll it over to a Traditional IRA within 60 days after the date you receive the funds. The distribution from your qualified plan or TSA will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

     o    Direct rollover

          You tell your qualified plan trustee or TSA issuer/custodian/fiduciary to send the distribution directly to your Traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

     All distributions from a TSA or qualified plan are eligible rollover distributions, unless the distribution is:

     o    only after-tax contributions you made to the plan;

     o "required minimum distributions" after age 70 1/2 or separation from service;

     o substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary;

     o    a hardship withdrawal;

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

     o substantially equal periodic payments made for a specified period of 10 years or more;

     o if you have contributed too much, corrective distributions which fit specified technical tax rules;

     o    loans that are treated as distributions;

     o a death benefit payment to a beneficiary who is not your surviving spouse; and

     o a qualified domestic relations order distribution to a beneficiary who is not your current spouse or former spouse.

     ROLLOVERS FROM TRADITIONAL IRAS TO TRADITIONAL IRAS

     You may roll over amounts from one Traditional IRA to one or more of your other Traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

     The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Traditional IRA to one or more other Traditional IRAs. Also, in some cases, Traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court ordered divorce or separation decree.

     WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF TRADITIONAL IRAS

     No Federal Income Tax Law Restrictions on Withdrawals

     You can withdraw any or all of your funds from a Traditional IRA at any time. You do not need to wait for a special event like retirement.

     Taxation of Payments

     Earnings in Traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your Contract, surrender of your Contract and annuity payments from your Contract. Death benefits are also taxable. Except as discussed below, the amount of any distribution from a Traditional IRA is fully includable in your gross income as ordinary income.

     If you have ever made nondeductible IRA contributions to any Traditional IRA (it does not have to be to this particular Traditional IRA Contract), those contributions are recovered tax free when you get distributions from any Traditional IRA. You must keep permanent tax records of all of your nondeductible contributions to Traditional IRAs. At the end of any year in which you have received a distribution from any Traditional IRA, you calculate the ratio of your total nondeductible Traditional IRA contributions (less any amounts previously withdrawn tax free) to the total account balances of all Traditional IRAs you own at the end of the year plus all

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

Traditional IRA distributions made during the year. Multiply this by all distributions from the Traditional IRA during the year to determine the nontaxable portion of each distribution.

     In addition, a distribution is not taxable if:

     o the amount received is a withdrawal of excess contributions, as described under "Excess Contributions" above;

     o the entire amount received is rolled over to another Traditional IRA (see "Rollovers and Transfers" above); or

     o in certain limited circumstances, where the Traditional IRA acts as a "conduit," you roll over the entire amount into a qualified plan or TSA that accepts rollover contributions. To get this "conduit" Traditional IRA treatment:

          o the source of funds you used to establish the Traditional IRA must have been a rollover contribution from a qualified plan, and

          o the entire amount received from the Traditional IRA (including any earnings on the rollover contribution) must be rolled over into another qualified plan within 60 days of the date received.

     Similar rules apply in the case of a TSA.

     However, you may lose conduit treatment, if you make an eligible rollover distribution contribution to a Traditional IRA and you commingle this contribution with other contributions. In that case, you may not be able to roll over these eligible rollover distribution contributions and earnings to another qualified plan or TSA at a future date.

     Distributions from a Traditional IRA are not eligible for favorable five-year averaging (or, in some cases, ten-year averaging and long-term capital gain treatment) available to certain distributions from qualified plans.

     REQUIRED MINIMUM DISTRIBUTIONS

     Lifetime Required Minimum Distributions

     You must start taking annual distributions from your Traditional IRAs beginning at age 70 1/2.

     When you have to take the first required minimum distribution

     The first required minimum distribution is for the calendar year in which you turn age 70 1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70 1/2, or to delay taking it until the first three-month period in the next calendar year (January 1 - April 1). Distributions must start no later than your "Required Beginning Date," which is April 1st of the calendar year after the calendar year in which you turn age 70 1/2. If you choose to delay taking the first annual minimum distribution, then you

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

will have to take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

     How you can calculate required minimum distributions

     There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based." If you choose an "account-based" method, you divide the value of your Traditional IRA as of December 31st of the past calendar year by a life expectancy factor from IRS tables. This gives you the required minimum distribution amount for that particular IRA for that year. If you choose an account-based method, the required minimum distribution amount will vary each year as the account value and your life expectancy factors change. If you choose an "annuity-based" method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary, or for a period certain not extending beyond applicable life expectancies.

     If you pick an account-based method, you have a choice of life expectancy factors, depending on whether you choose a method based only on your life expectancy, or the joint life expectancies of you and another individual. You can decide to "recalculate" your life expectancy every year by using your current life expectancy factor. You can decide instead to use the "term certain" method, where you reduce your life expectancy by one every year after the initial year. If your spouse is your designated beneficiary for the purpose of figuring out annual account-based required minimum distributions, you can also annually "recalculate" your spouse's life expectancy if you want. If you choose someone who is not your spouse as your designated beneficiary for the purpose of figuring out annual account-based required minimum distributions, you have to use the "term certain" method of calculating that person's life expectancy. If you pick a nonspouse designated beneficiary, you may also have to do another special calculation.

     If you pick an account-based method, you can later apply your Traditional IRA funds to a life annuity-based payout. You can only do this if you already chose to recalculate your life expectancy annually (and your spouse's life expectancy if you select a spousal joint annuity). For example, if you anticipate exercising your guaranteed minimum income benefit or selecting any other form of life annuity payout after you are age 70 1/2, you must have elected to recalculate life expectancies.

     Do you have to pick the same method to calculate your required minimum distributions for all of your Traditional IRAs and other retirement plans?

     No. If you want, you can choose a different method and a different beneficiary for each of your Traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan, and an account-based annual withdrawal from another IRA.


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     Will we pay you the annual amount every year from your Traditional IRA based on the method you choose?

     No, unless you affirmatively select an annuity payout option or an account-based withdrawal option such as our minimum distribution withdrawal option. Because the options we offer do not cover every option permitted under federal income tax rules, you may prefer to do your own required minimum distribution calculations for one or more of your Traditional IRAs.

     What if you take more than you need to for any year?

     The correct required minimum distribution amount for your Traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your Traditional IRAs and vice-versa. However, the IRS will let you figure out the required minimum distribution for each Traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall Traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more Traditional IRAs that you own.

     What if you take less than you need to for any year?

     Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for Traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that your age 70 1/2 is approaching. If you do not select a method with us, we will assume you are taking your required minimum distribution from another Traditional IRA that you own.

     What are the required minimum distribution payments after you die?

     If you die after either (a) the start of annuity payments, or (b) your Required Beginning Date, your beneficiary must receive payment of the remaining values in the Contract at least as rapidly as under the distribution method before your death. In some circumstances, your surviving spouse may elect to become the owner of the Traditional IRA and halt distributions until he or she reaches age 70 1/2.

     If you die before your Required Beginning Date and before annuity payments begin, federal income tax rules require complete distribution of your entire value in the Contract within five years after your death. Payments to a designated beneficiary over the beneficiary's life or over a period certain that does not extend beyond the beneficiary's life expectancy are also permitted, if these payments start within one year of your death. A surviving spouse beneficiary can also (a) delay starting any payments until you would have attained 70 1/2 or (b) roll over your Traditional IRA into his or her own Traditional IRA.

     Successor Annuitant and Owner

     If your spouse is the sole primary beneficiary and elects to become the successor annuitant and owner, no death benefit is payable until your surviving spouse's death.

     PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

     IRA death benefits are taxed the same as IRA distributions.

     BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

     You cannot get loans from a Traditional IRA. You cannot use a Traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the Traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% will apply if you have not reached age 59 1/2 before the first day of that tax year.

     EARLY DISTRIBUTION PENALTY TAX

     A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a Traditional IRA made before you reach age 59 1/2. The extra penalty tax does not apply if the distribution is covered by an exception. No penalty tax applies to pre-age 59 1/2 distributions made:

     o    on or after your death;

     o    because you are disabled (special federal income tax definition);

     o used to pay certain extraordinary medical expenses (special federal income tax definition);

     o used to pay medical insurance premiums for unemployed individuals (special federal income tax definition);

     o used to pay certain first-time home buyer expenses (special federal income tax definition);

     o used to pay certain higher education expenses (special federal income tax definition); or

     o in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy), or over the joint lives of you and your beneficiary (or your joint life expectancy) using an IRS-approved distribution method.

     To meet this last exception, you could elect to apply your Contract value to an Income Manager (Life Annuity with a Period Certain) payout annuity contract (level payments version). You could also elect the substantially equal withdrawals option. We will calculate the substantially equal annual payments under a method we select based on guidelines issued by the IRS (currently contained in IRS Notice 89-25, Question and Answer 12). Although substantially

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

equal withdrawals and Income Manager payments are not subject to the 10% penalty tax, they are taxable as discussed in "Withdrawals, Payments and Transfers of Funds Out of Traditional IRAs" above. Once substantially equal withdrawals or Income Manager annuity payments begin, the distributions should not be stopped or changed until the later of your attaining age 59 1/2 or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under this option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from your Contract as changing your pattern of substantially equal withdrawals or Income Manager payments for purposes of determining whether the penalty applies.

     ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRAS)

     This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the Traditional IRA, we will refer you to the same topic under "Traditional IRAs."

     The Equitable Accumulator Select Roth IRA Contract is designed to qualify as a Roth individual retirement annuity under Sections 408A and 408(b) of the Internal Revenue Code.

     CONTRIBUTIONS TO ROTH IRAS

     Individuals may make four different types of contributions to a Roth IRA:

     o taxable "rollover" contributions from Traditional IRAs ("conversion" contributions);

     o    tax-free rollover contributions from other Roth IRAs;

     o tax-free direct custodian-to-custodian transfers from other Roth IRAs ("direct transfers"); or

     o    "regular" after-tax contributions out of earnings.

     Since we only permit direct transfer and rollover contributions under the Equitable Accumulator Select Roth IRA Contract, we do not discuss regular after-tax contributions here. If you use the forms we require, we will also accept Traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules

     Rollovers and Direct Transfers -- What Is the Difference between Rollover and Direct Transfer Transactions?

     You may make rollover contributions to a Roth IRA from only two sources:

     o    another Roth IRA ("tax-free rollover contribution"); or

     o another Traditional IRA, including a SEP-IRA or SIMPLE-IRA, in a taxable "conversion" rollover ("conversion contribution").

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

     You may not make contributions to a Roth IRA from a qualified plan under
Section 401(a) of the Internal Revenue Code, or a tax-sheltered arrangement under Section 403(b) of the Internal Revenue Code. You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

     The difference between a rollover transaction and a direct transfer transaction is the following: In a rollover transaction you actually take possession of the funds rolled over, or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee, or issuer to transfer the first Roth IRA funds directly to Equitable Life, as the Roth IRA issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only use rollover transactions between different plan types (for example, Traditional IRA to Roth IRA).

     You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

     The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court ordered divorce or separation decree.

     Conversion Contributions to Roth IRAs

     In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a Traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the Traditional IRA proceeds. Unlike a rollover from a Traditional IRA to another Traditional IRA, the conversion rollover transaction is not tax exempt. Instead, the distribution from the Traditional IRA is generally fully taxable. For this reason, we are required to withhold 10% federal income tax from the amount converted unless you elect out of such withholding. (If you have ever made nondeductible regular contributions to any Traditional IRA -- whether or not it is the Traditional IRA you are converting -- a pro rata portion of the distribution is tax exempt.)

         There is, however, no early distribution penalty tax on the Traditional IRA withdrawal that you are converting to a Roth IRA, even if you are under age 59 1/2.

         You cannot make conversion contributions to a Roth IRA for any taxable year in which your adjusted gross income exceeds $100,000. (For this purpose, your adjusted gross income is computed without the gross income stemming from the Traditional IRA conversion.) You also cannot make conversion contributions to a Roth IRA for any taxable year in which your federal income tax filing status is "married filing separately."

     Finally, you cannot make conversion contributions to a Roth IRA to the extent that the funds in your Traditional IRA are subject to the annual required minimum distribution rule applicable to Traditional IRAs beginning at age
70 1/2.

     WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF ROTH IRAS

     No Federal Income Tax Law Restrictions on Withdrawals

     You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

     DISTRIBUTIONS FROM ROTH IRAS

     Distributions include withdrawals from your Contract, surrender of your Contract and annuity payments from your Contract. Death benefits are also distributions.

     The following distributions from Roth IRAs are free of income tax:

     o    Rollovers from a Roth IRA to another Roth IRA;

     o    Direct transfers from a Roth IRA to another Roth IRA;

     o    "Qualified Distributions" from Roth IRAs; and

     o Return of excess contributions or amounts recharacterized to a Traditional IRA.

     Qualified Distributions from Roth IRAs

     Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

     o    you reach age 59 1/2;

     o    you die;

     o    you become disabled (special federal income tax definition); or

     o your distribution is a "qualified first-time homebuyer distribution" (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your Traditional and Roth IRAs).

     You also have to meet a 5-year aging period. A qualified distribution is any distribution made after the five-taxable year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

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

     Nonqualified Distributions from Roth IRAs

     Nonqualified distributions from Roth IRAs are distributions that do not meet the qualifying event and five-year aging period tests described above. Such distributions are potentially taxable as ordinary income. Nonqualified distributions receive return-of-investment-first treatment. Only the difference between the amount of the distribution and the amount of contributions to all of your Roth IRAs is taxable. You have to reduce the amount of contributions to all of your Roth IRAs to reflect any previous tax-free recoveries.

     You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

     Like Traditional IRAs, taxable distributions from a Roth IRA are not entitled to the special favorable five-year averaging method (or, in certain cases, favorable ten-year averaging and long-term capital gain treatment) available in certain cases to distributions from qualified plans.

     REQUIRED MINIMUM DISTRIBUTIONS AT DEATH

     Same as Traditional IRA under "What are the required minimum distribution payments after you die?" Lifetime Required Minimum Distributions do not apply.

     PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

     Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

     BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

     Same as Traditional IRA.

     EXCESS CONTRIBUTIONS

     Same as Traditional IRA, except that "Regular" contributions made after age 70 1/2 are not "excess contributions."

     Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over (for example, conversion contributions from a Traditional IRA if your adjusted gross income is in excess of $100,000 in the conversion year).

         You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

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

     EARLY DISTRIBUTION PENALTY TAX

     Same as Traditional IRA.

     For Roth IRAs, special penalty rules may apply to amounts withdrawn attributable to 1998 conversion rollovers.

SPECIAL RULES FOR NONQUALIFIED CONTRACTS IN QUALIFIED PLANS

     Under QP Contracts your plan administrator or trustee notifies you as to tax consequences.

TAX SHELTERED ANNUITY CONTRACTS (TSAS)

     GENERAL

     This section of the Prospectus covers some of the special tax rules that apply to tax sheltered annuity contracts under Section 403(b) of the Internal Revenue Code (TSAs). If the rules are the same as those that apply to another kind of contract, for example, Traditional IRAs, we will refer you to the same topic under "Traditional IRAs."

     CONTRIBUTIONS TO TSAS

     There are two ways you can make contributions to this Equitable Accumulator Select TSA Contract:

     o a rollover from another TSA contract or arrangement that meets the requirements of Section 403(b) of the Internal Revenue Code, or

     o a full or partial direct transfer of assets ("direct transfer") from another contract or arrangement that meets the requirements of Section 403(b) of the Internal Revenue Code by means of IRS Revenue Ruling 90-24.

     With appropriate written documentation satisfactory to us, we will accept rollover contributions from "conduit IRAs" for TSA funds.

If you make a direct transfer, you must fill out our transfer form.

     Employer-Remitted Contributions

     The Equitable Accumulator Select TSA Contract does not accept employer-remitted contributions. However, we provide the following discussion as part of our description of restrictions on the distribution of funds directly transferred, which include employer-remitted contributions to other TSAs.

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

     Employer-remitted contributions to TSAs made through the employer's payroll are subject to annual limits. (Tax-free transfer or tax-deferred rollover contributions from another 403(b) arrangement are not subject to these annual contribution limits.) Commonly, some or all of the contributions made to a TSA are made under a salary reduction agreement between the employee and the employer. These contributions are called "salary reduction" or "elective deferral" contributions. However, a TSA can also be wholly or partially funded through nonelective employer contributions or after-tax employee contributions. Amounts attributable to salary reduction contributions to TSAs are generally subject to withdrawal restrictions. Also, all amounts attributable to investments in a 403(b)(7) custodial account are subject to withdrawal restrictions discussed below.

     Rollover or Direct Transfer Contributions

     You may make rollover contributions to your Equitable Accumulator Select TSA Contract from TSAs under Section 403(b) of the Internal Revenue Code. Generally, you may make a rollover contribution to a TSA when you have a distributable event from an existing TSA as a result of your:

     o termination of employment with the employer who provided the TSA funds,

     o    the attainment of age 59 1/2 even if you are still employed, or

     o    disability (special federal income tax definition).

     A transfer occurs when changing the funding vehicle, even if there is no distributable event. Under a direct transfer, you do not receive a distribution. We accept direct transfers of TSA funds under Revenue Ruling 90-24 only if:

     o you give us acceptable written documentation as to the source of the funds, and

     o the Equitable Accumulator Select TSA Contract receiving the funds has provisions at least as restrictive as the source contract.

     Before you transfer funds to an Equitable Accumulator Select TSA Contract, you may have to obtain your employer's authorization or demonstrate that you do not need employer authorization. For example, the transferring TSA may be subject to Title I of ERISA, if the employer makes matching contributions to salary reduction contributions made by employees. In that case, the employer must continue to approve distributions from the plan or contract.

     Your contribution to the Equitable Accumulator Select TSA must be net of the required minimum distribution for the tax year in which we issue the Contract if:

     o you are or will be at least age 70 1/2 in the current calendar year, and

     o you have separated from service with the employer who provided the funds to purchase the TSA you are transferring or rolling over to the Equitable Accumulator Select TSA.

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

     This rule applies regardless of whether the source of funds is a:

     o    rollover by check of the proceeds from another TSA,

     o    direct rollover from another TSA, or

     o    direct transfer under Revenue Ruling 90-24 from another TSA.

     Further, you must use the same elections regarding recalculation of your life expectancy (and if applicable, your spouse's life expectancy), if you have already begun to receive required minimum distributions from or with respect to the TSA from which you are making your contribution to the Equitable Accumulator Select TSA. You must also elect or have elected a minimum distribution calculation method requiring recalculation of your life expectancy (and if applicable, your spouse's life expectancy) if you elect an annuity payout for the funds in this Contract subsequent to this year.

     DISTRIBUTIONS FROM TSAS

     General

     Depending on the terms of the employer plan and your employment status, you may have to get your employer's consent to take a loan or withdrawal. Your employer will tell us this when you establish the TSA through a direct transfer.

     Withdrawal Restrictions

     If this is a Revenue Ruling 90-24 direct transfer, we will treat all amounts transferred to this Contract and any future earnings on the amount transferred as not eligible for withdrawal until one of the following events happens:

     o you are separated from service with the employer who provided the funds to purchase the TSA you are transferring to the Equitable Accumulator Select TSA;

     o    you reach age 59 1/2;

     o    you die;

     o    you become disabled (special federal income tax definition);

     o you take a "hardship" withdrawal (special federal income tax definition).

     If any portion of the funds directly transferred to your TSA Contract is attributable to amounts that you invested in a 403(b)(7) custodial account, such amounts, including earnings, are subject to withdrawal restrictions. With respect to the portion of the funds that were never invested in a 403(b)(7) custodial account, these restrictions apply to the salary reduction (elective deferral) contributions to a TSA annuity contract you made and any earnings on them. These restrictions do not apply to the amount directly transferred to your TSA Contract that represents your December 31, 1988 account balance attributable to salary reduction contributions to a TSA annuity contract and earnings. To take advantage of this grandfathering you must properly

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

notify us in writing at our Processing Office of your December 31, 1988 account balance if you have qualifying amounts transferred to your TSA Contract.

     This paragraph applies only to participants in a Texas Optional Retirement Program. Texas Law permits withdrawals only after one of the following distributable events occur:

     (1) the requirements for minimum distribution (discussed under "Minimum Distributions" below) are met,

     (2)  death,

     (3)  retirement, or

     (4) termination of employment in all Texas public institutions of higher education.

     For you to make a withdrawal, we must receive a properly completed written acknowledgement from the employer. If a distributable event occurs before you are vested, we will refund to the employer any amounts provided by an employer's first-year matching contribution. We reserve the right to change these provisions without your consent, but only to the extent necessary to maintain compliance with applicable law. Loans are not permitted under Texas Optional Retirement Programs.

     Tax Treatment of Distributions

     Amounts held under TSAs are generally not subject to federal income tax until benefits are distributed. Distributions include withdrawals from your TSA Contract and annuity payments from your TSA Contract. Death benefits paid to a beneficiary are also taxable distributions. Unless an exception applies, amounts distributed from TSAs are includable in gross income as ordinary income. Distributions from TSAs may be subject to 20% federal income tax withholding. See "Federal and State Income Tax Withholding and Information Reporting" below. In addition, TSA distributions may be subject to additional tax penalties.

     If you have made after-tax contributions, you will have a tax basis in your TSA Contract, which will be recovered tax-free. Since we do not track your investment in the Contract, if any, it is your responsibility to determine how much of the distribution is taxable.

     Distributions Before Annuity Payments Begin. On a total surrender, the amount received in excess of the investment in the contract is taxable. We will report the total amount of the distribution. The amount of any partial distribution from a TSA prior to the annuity starting date is generally taxable, except to the extent that the distribution is treated as a withdrawal of after-tax contributions. Distributions are normally treated as pro rata withdrawals of after-tax contributions and earnings on those contributions.

     Annuity Payments. If you elect an annuity payout option, you will recover any investment in the Contract as each payment is received by dividing the investment in the contract by an expected return determined under an IRS table prescribed for qualified annuities. The amount of each payment not excluded from income under this exclusion ratio is fully taxable. The full amount of the payments received after your investment in the Contract is recovered is

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

fully taxable. If you (and your beneficiary under a joint and survivor annuity) die before recovering the full investment in the Contract, a deduction is allowed on your (or your beneficiary's) final tax return.

     PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

     Death benefit distributions from a TSA generally receive the same tax treatment as distributions during your lifetime. In some instances, distributions from a TSA made to your surviving spouse may be rolled over to a Traditional IRA.

     LOANS FROM TSAS

     You may take loans from a TSA unless restricted by the employer (for example, under an employer plan subject to ERISA). If you cannot take a loan, or cannot take a loan without approval from the employer who provided the funds, we will have this information in our records based on what you and the employer who provided the TSA funds told us when you purchased your Contract.

     Loans are generally not treated as a taxable distribution. If the amount of the loan exceeds permissible limits under federal income tax rules when made, the amount of the excess is treated (solely for tax purposes) as a taxable distribution. Additionally, if the loan is not repaid at least quarterly, amortizing interest and principal, the amount not repaid when due will be treated as a taxable distribution. Under Proposed Treasury Regulations the entire unpaid balance of the loan is includable in income in the year of the default.

     TSA loans are subject to federal income tax limits and may also be subject to the limits of the plan from which the funds came. Federal income tax rule requirements apply even if the plan is not subject to ERISA. For example, loans offered by TSAs are subject to the following conditions:

     o The amount of a loan to a participant, when aggregated with all other loans to the participant from all qualified plans of the employer, cannot exceed the greater of $10,000 or 50% of the participant's nonforfeitable accrued benefits, and cannot exceed $50,000 in any event. This $50,000 limit is reduced by the excess (if any) of the highest outstanding loan balance over the previous twelve months over the outstanding loan balance of plan loans on the date the loan was made.

     o In general, the term of the loan cannot exceed five years unless the loan is used to acquire the participant's primary residence. Equitable Accumulator Select TSA Contracts have a term limit of 10 years for loans used to acquire the participant's primary residence.

     o All principal and interest must be amortized in substantially level payments over the term of the loan, with payments being made at least quarterly.

     The amount borrowed and not repaid may be treated as a distribution if:

     o    the loan does not qualify under the conditions above,


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     o    the participant fails to repay the interest or principal when due, or

     o in some instances, the participant separates from service with the employer who provided the funds or the plan is terminated.

     In this case, the participant may have to include the unpaid amount due as ordinary income. In addition, the 10% early distribution penalty tax may apply. The amount of the unpaid loan balance is reported to the IRS on Form 1099-R as a distribution.

     TAX-DEFERRED ROLLOVERS AND DIRECT TRANSFERS

     You may roll over any "eligible rollover distribution" from a TSA into another eligible retirement plan, either directly or within 60 days of your receiving the distribution. To the extent rolled over, a distribution remains tax deferred.

     You may roll over a distribution from a TSA to another TSA or to a Traditional IRA. A spousal beneficiary may roll over death benefits only to a Traditional IRA.

     The taxable portion of most distributions will be eligible for rollover, except as specifically excluded under federal income tax rules. Distributions that you cannot roll over generally include periodic payments for life or for a period of 10 years or more, hardship withdrawals, and required minimum distributions under federal income tax rules.

     Direct transfers of TSA funds from one TSA to another under Revenue Ruling 90-24 are not distributions.

     REQUIRED MINIMUM DISTRIBUTIONS

     Same as Traditional IRA with these differences:

     When you have to take the first required minimum distribution

     The minimum distribution rules force TSA participants to start computing and taking annual distributions from their TSAs by a required date. Generally, you must take the first required minimum distribution for the calendar year in which you turn age 70 1/2. You may be able to delay the start of required minimum distributions for all or part of your account balance until after age 70 1/2, as follows:

     o For TSA participants who have not retired from service with the employer who provided the funds for the TSA by the calendar year the participant turns age 70 1/2, the Required Beginning Date for minimum distributions is extended to April 1 following the calendar year of retirement.

     o TSA plan participants may also delay start of required minimum distributions to age 75 of the portion of their account value attributable to their December 31, 1986 TSA account balance, even if retired at age 70 1/2. (We will know whether or not you qualify for this exception because it will only apply to people who establish their

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          Equitable Accumulator Select TSAs by direct Revenue Ruling 90-24 transfers. If you do not give us the amount of your December 31, 1986 account balance which is being transferred to the Equitable Accumulator Select TSA on the form used to establish the TSA, you do not qualify).

     SPOUSAL CONSENT RULES

     This will only apply to you if you establish your Equitable Accumulator Select TSA by direct Revenue Ruling 90-24 transfer. Your employer will tell us on the form used to establish the TSA whether or not you need to get spousal consent for loans, withdrawals, or other distributions. If you do, you will need such consent if you are married when you request a withdrawal under the TSA Contract. In addition, unless you elect otherwise with the written consent of your spouse, the retirement benefits payable under the plan must be paid in the form of a qualified joint and survivor annuity ("QJSA"). A QJSA is an annuity payable for the life of the annuitant with a survivor annuity for the life of the spouse in an amount not less than one-half of the amount payable to the annuitant during his or her lifetime. In addition, if you are married, the beneficiary must be your spouse, unless your spouse consents in writing to the designation of another beneficiary.

     If you are married and you die before annuity payments have begun, payments will be made to your surviving spouse in the form of a life annuity unless at the time of your death a contrary election was in effect. However, your surviving spouse may elect, before payments begin, to receive payments in any form permitted under the terms of the TSA Contract and the plan of the employer who provided the funds for the TSA.

     EARLY DISTRIBUTION PENALTY TAX

     A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a TSA before you reach age 59 1/2. This is in addition to any income tax. There are exceptions to the extra penalty tax. No penalty tax applies to pre-age 59 1/2 distributions made:

     o    on or after your death;

     o    because you are disabled (special federal income tax definition);

     o used to pay certain extraordinary medical expenses (special federal income tax definition);

     o if you are separated from service, any form of payout after you are age 55; or

     o only if you are separated from service, a payout in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy), or over the joint lives of you and your beneficiary (or your joint life expectancy) using an IRS-approved distribution method.


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FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

     We must withhold federal income tax from distributions from annuity contracts. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

     You must file your request not to withhold in writing before the payment or distribution is made. Our Processing Office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

     You should note the following special situations:

     o We might have to withhold on amounts we pay under a free look or cancellation.

     o We are generally required to withhold on conversion rollovers of Traditional IRAs to Roth IRAs, as it is considered a withdrawal from the Traditional IRA and is taxable.

     o We are required to withhold on the gross amount of a distribution from a Roth IRA unless you elect out of withholding. This may result in tax being withheld even though the Roth IRA distribution is not taxable in whole or in part.

     Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. We do not discuss these rules here. Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to residents. In some states, you may elect out of state withholding, even if federal withholding applies. Generally, an election out of federal withholding will also be considered an election out of state withholding. If you need more information concerning a particular state or any required forms, call our Processing Office at the toll-free number.

     FEDERAL INCOME TAX WITHHOLDING ON PERIODIC ANNUITY PAYMENTS

     We withhold differently on "periodic" and "non-periodic" payments. For a periodic annuity payment, for example, unless you specify a different number of withholding exemptions, we withhold assuming that you are married and claiming three withholding exemptions. If you do not give us your correct Taxpayer Identification Number, we withhold as if you are single with no exemptions.

     Based on the assumption that you are married and claiming three withholding exemptions, if you receive less than $14,700 in periodic annuity payments in 1999 your payments will generally be exempt from federal income tax withholding. You could specify a different choice of withholding exemption or request that tax be withheld. Your withholding

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

election remains effective unless and until you revoke it. You may revoke or change your withholding election at any time.

     FEDERAL INCOME TAX WITHHOLDING ON NON-PERIODIC ANNUITY PAYMENTS
(WITHDRAWALS)

     For a non-periodic distribution (total surrender or partial withdrawal), we withhold generally at a flat 10% rate. We apply that rate to the taxable amount in the case of nonqualified Contracts, and to the payment amount in the case of IRAs and Roth IRAs).

     You cannot elect out of withholding if the payment is an "eligible rollover distribution" from a qualified plan or TSA. If a non-periodic distribution from a qualified plan or TSA is not an "eligible rollover distribution" then the 10% withholding rate applies.

     MANDATORY WITHHOLDING FROM TSA AND QUALIFIED PLAN DISTRIBUTIONS

     Unless you have the distribution go directly to the new plan, eligible rollover distributions from qualified plans and TSAs are subject to mandatory 20% withholding. An eligible rollover distribution from a TSA can be rolled over to another TSA or a Traditional IRA. An eligible rollover distribution from a qualified plan can be rolled over to another qualified plan or Traditional IRA. All distributions from a TSA or qualified plan are eligible rollover distributions unless they are on the following list of exceptions:

     o    any after-tax contributions you made to the plan;

     o any distributions which are "required minimum distributions" after age 70 1/2 or separation from service;

     o    hardship withdrawals;

     o substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancy) of you and your designated beneficiary;

     o substantially equal periodic payments made for a specified period of 10 years or more;

     o    corrective distributions which fit specified technical tax rules;

     o    loans that are treated as distributions;

     o a death benefit payment to a beneficiary who is not your surviving spouse; and

     o a qualified domestic relations order distribution to a beneficiary who is not your current spouse or former spouse.

     A death benefit payment to your surviving spouse, or a qualified domestic relations order distribution to your current or former spouse, may be a distribution subject to mandatory 20% withholding.

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IMPACT OF TAXES TO EQUITABLE LIFE

     The Contracts provide that we may charge Separate Account No. 45 for taxes. We do not now, but may in the future set up reserves for such taxes.

MORE INFORMATION

ABOUT OUR SEPARATE ACCOUNT NO. 45

     Each variable investment option is a subaccount of our Separate Account No.
45. We established Separate Account No. 45 in 1994 under provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts, including these Contracts. The results of Separate Account No. 45's operations are accounted for without regard to Equitable Life's other operations. We are the legal owner of all of the assets in Separate Account No. 45 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts.

     Separate Account No. 45 is registered under the Investment Company Act of 1940 and is classified by that act as a "unit investment trust." The SEC, however, does not manage or supervise Equitable Life or Separate Account No. 45.

     Each subaccount (variable investment option) within Separate Account No. 45 invests solely in class IB shares issued by the corresponding Portfolio of The Hudson River Trust and EQ Advisors Trust.

     We reserve the right subject to compliance with laws that apply:

     (1) to add variable investment options to, or to remove variable investment options from, Separate Account No. 45, or to add other separate accounts;

     (2)  to combine any two or more variable investment options;

     (3) to transfer the assets we determine to be the shares of the class of contracts to which the Contracts belong from any variable investment option to another variable investment option;

     (4) to operate Separate Account No. 45 or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account No. 45 or a variable investment option directly);

     (5) to deregister Separate Account No. 45 under the Investment Company Act of 1940;

     (6) to restrict or eliminate any voting rights as to Separate Account No. 45; and

     (7) to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies.

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ABOUT THE HUDSON RIVER TRUST AND EQ ADVISORS TRUST

     Both of the Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different series of stock relating to a different Portfolio of the Trust.

     The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on a Trust's shares are reinvested in full. The Board of Trustees of each Trust may establish additional Portfolios or eliminate existing Portfolios at any time. More detailed information about the Trusts, their investment objectives, policies, restrictions, risks, expenses, their Rule 12b-1 Plans relating to their Class IB shares, and other aspects of their operations, appears in their prospectuses, or in their SAIs, which are available upon request.

ABOUT OUR FIXED INTEREST OPTIONS

     GUARANTEED RATES AND PRICE PER $100 OF MATURITY VALUE

     We can determine the amount required to be allocated to one or more fixed interest options in order to produce target maturity values. For example, we can tell you how much you need to allocate per $100 of maturity value.

     Guaranteed rates for new allocations as of April 15, 1999 and the related price per $100 of maturity value were as follows:

--------------------------------------------------------------------------------

  FIXED INTEREST OPTIONS
    WITH FEBRUARY 15TH           GUARANTEED                 PRICE
     MATURITY DATE OF            RATE AS OF              PER $100 OF
       MATURITY YEAR           APRIL 15, 1999           MATURITY VALUE

--------------------------------------------------------------------------------
           2000                               %          $
           2001                               %
           2002                               %
           2003                               %
           2004                               %
           2005                               %
           2006                               %
           2007                               %
           2008                               %
           2009                               %
--------------------------------------------------------------------------------

     HOW WE DETERMINE THE MARKET VALUE ADJUSTMENT

     We use the following procedure to calculate the market value adjustment (up or down) we make if you withdraw all of your value from a fixed interest option before its maturity date.

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

     (1) We determine the present value of the maturity value on the date of the withdrawal as follows:

          (a) We determine the guaranteed period amount that would be payable on the maturity date, using the guaranteed rate for the fixed interest option.

          (b) We determine the period remaining in your fixed interest option (based on the withdrawal date) and convert it to fractional years based on a 365-day year. For example, three years and 12 days becomes 3.0329.

          (c) We determine the current guaranteed rate which applies on the withdrawal date to new allocations to the same fixed interest option.

          (d) We determine the present value of the guaranteed period amount payable at the maturity date, using the period determined in (b) and the rate determined in (c).

     (2)  We determine the guaranteed period amount as of the current date.

     (3) We subtract (2) from the result in (1)(d). The result is the market value adjustment applicable to such fixed interest option, which may be positive or negative.

     If you withdraw only a portion of the amount in a fixed interest option, the market value adjustment will be a percentage of the market value adjustment that would have applied if you had withdrawn the entire value in that fixed interest option. This percentage is equal to the percentage of the value in the fixed interest option that you are withdrawing. See Appendix II for an example.

     For purposes of calculating the guaranteed rate for new allocations to a fixed interest option (see (1)(c) above), we use the rate we have in effect for new allocations to that fixed interest option. We use this rate even if new allocations to that option would not be accepted at that time. This rate will not be less than 3%. If we do not have a guaranteed rate in effect for a fixed interest option to which the "current guaranteed rate" in (1)(c) would apply, we will use the rate at the next closest maturity date. If we are no longer offering new fixed interest options, the "current guaranteed rate" will be determined in accordance with our procedures then in effect. We reserve the right to add up to 0.25% to the current rate in (1)(c) above for purposes of calculating the market value adjustment only.

     INVESTMENTS UNDER THE FIXED INTEREST OPTIONS

     Amounts allocated to the fixed interest options are held in a "nonunitized" separate account we have established under the New York Insurance Law. This separate account provides an additional measure of assurance that we will make full payment of amounts due under the fixed interest options. Under New York Insurance Law, the portion of the separate account's assets equal to the reserves and other contract liabilities relating to the Contracts are not chargeable with liabilities from any other business we may conduct. We own the assets of the separate account, as well as any favorable investment performance on those assets. Contract owners do not participate in the performance of the assets held in this separate account. We may, subject to state law which applies, transfer all assets allocated to the separate account to our general account. We guarantee all benefits relating to your value in the fixed interest options, regardless of whether assets supporting fixed interest options are held in a separate account or our general account.

     We have no specific formula for establishing the guaranteed rates for the fixed interest options. We expect the rates to be influenced by, but not necessarily correspond to, among other things, the yields that we can expect to realize on the separate account's investments from time to time. Our current plans are to invest in fixed-income obligations, including corporate bonds, mortgage-backed and asset-backed securities, and government and agency issues having durations in the aggregate consistent with those of the fixed interest options.

     Although the above generally describes our plans for investing the assets supporting our obligations under the fixed portion of the Contracts, we are not obligated to invest those assets according to any particular plan except as we may be required to by state insurance laws. We will not determine the guaranteed rates we establish by the performance of the nonunitized separate account.

ABOUT THE GENERAL ACCOUNT

     Our general account supports all of our policy and contract guarantees, including those that apply to the fixed interest options as well as our general obligations.

     The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Because of exemptions and exclusionary provisions that apply, interests in the general account have not been registered under the Securities Act of 1933. The general account is not an investment company under the Investment Company Act of 1940. However, the market value adjustment interests under the Contracts are registered under the Securities Act of 1933.

     We have been advised that the staff of the SEC has not reviewed the portions of this prospectus that relate to the general account (other than market value adjustment interests). The disclosure, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

ABOUT OTHER METHODS OF PAYMENT

     WIRE TRANSMITTALS

     We accept initial contributions sent by wire to our Processing Office by agreement with certain broker-dealers. The transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How You Can Make Your Contributions."

     Even if we accept the wire order and essential information, a Contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a Contract based on information forwarded electronically. In these cases, you must sign our Acknowledgement of Receipt form.

     Where we require a signed application, no financial transactions will be permitted until we receive the signed application and have issued the Contract. Where we require an Acknowledgement of Receipt form, financial transactions are only permitted if you request them in writing, sign the request and have it signature guaranteed, until we receive the signed Acknowledgement of Receipt form.

     After your Contract has been issued, additional contributions may be transmitted by wire.

     AUTOMATIC INVESTMENT PROGRAM - FOR NQ CONTRACTS ONLY

     You may use our automatic investment program, or "AIP," to have a specified amount automatically deducted from a checking account, money market account, or credit union checking account and contributed as an additional contribution into an NQ Contract on a monthly or quarterly basis. AIP is not available for Traditional IRA, Roth IRA, QP or TSA Contracts.

     The minimum amounts we will deduct are $100 monthly and $300 quarterly. AIP additional contributions may be allocated to any of the variable investment options and available fixed interest options. You choose the day of the month you wish to have your account debited as long as it is not later than the 28th day of the month.

     You may cancel AIP at any time by notifying our Processing Office in writing at least two Business Days prior to the next scheduled transaction. We are not responsible for any debits made to your account before the time written notice of cancellation is received at our Processing Office.

DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

     We describe below the general rules for when, and at what prices, events under your Contract will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

     BUSINESS DAY

     Our Business Day is generally any day that the New York Stock Exchange is open for trading. Our Business Day ends at 4:00 p.m., Eastern Time for purposes of determining the date when contributions are applied and any other transaction requests are processed. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information.

     o If your contribution, transfer or any other transaction request, containing all the required information, reaches us on a non-Business Day or after 4:00 on a Business Day, we will use the next Business Day.

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     o    A loan request under your TSA Contract will be processed on the first
          Business Day of the month following the date on which the properly completed loan request form is received.

     o If your transaction is set to occur on the same day of the month as the Contract Date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on either the 28th day of the month or the 1st day of the next month, whichever is the closest Business Day.

     CONTRIBUTIONS AND TRANSFERS

     o Contributions allocated to the variable investment options are invested at the value next determined after the close of the Business Day.

     o Contributions allocated to a fixed interest option will receive the guaranteed rate in effect for that fixed interest option on that Business Day.

     o Transfers to or from variable investment options will be made at the value next determined after the close of the Business Day.

     o Transfers to a fixed interest option will be based on the guaranteed rate in effect for that fixed interest option on the Business Day of the transfer.

ABOUT YOUR VOTING RIGHTS

     As the owner of the shares of The Hudson River Trust and EQ Advisors Trust we have the right to vote on certain matters involving the Portfolios, such as:

     o    The election of Trustees.

     o    The ratification of independent auditors selected for each Trust.

     o Any other matters described in the prospectuses for the Trusts or requiring a shareholders' vote under the Investment Company Act of 1940.

     We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their Contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote.

     VOTING RIGHTS OF OTHERS

     Currently, we control each Trust. EQ Advisors Trust shares are sold only to our separate accounts and an affiliated qualified plan trust. The Hudson River Trust shares are held by other separate accounts of ours and by separate accounts of insurance companies unaffiliated with us. Shares held by these separate accounts will probably be voted according to the instructions of the owners of insurance policies and contracts issued by those insurance companies. While this will dilute the effect of the voting instructions of the contract owners, we currently do not foresee any disadvantages because of this. The Hudson River Trust Board of Trustees intends to monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a response to any of those events insufficiently protects our contract owners, we will see to it that appropriate action is taken.

     SEPARATE ACCOUNT NO. 45 VOTING RIGHTS

     If actions relating to Separate Account No. 45 require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

     CHANGES IN APPLICABLE LAW

     The voting rights we describe in this prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

ABOUT OUR YEAR 2000 PROGRESS

     [To be supplied.]

ABOUT LEGAL PROCEEDINGS

     Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings is likely to have a material adverse effect upon Separate Account No. 45, our ability to meet our obligations under the Contracts, or the distribution of the Contracts.

ABOUT OUR INDEPENDENT ACCOUNTANTS

     The consolidated financial statements and consolidated financial statement schedules of Equitable Life at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 included in Equitable Life's Annual Report on Form 10-K, incorporated by reference in the prospectus, have been examined by PricewaterhouseCoopers LLP, independent accountants, whose reports thereon are incorporated herein by reference. Such consolidated financial statements and consolidated financial statement schedules have been incorporated herein by reference in reliance upon the reports of PricewaterhouseCoopers LLP given upon their authority as experts in accounting and auditing.

TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS, AND BORROWING

     NQ Contracts can be assigned at any time before annuity payments begin. You cannot, however, assign your NQ Contract as collateral or security for a loan. Loans are also not available under your NQ Contract. We will not be bound by an assignment unless it is in writing and we have received it at our Processing Office. In some cases, an assignment may have adverse tax consequences. See "Tax Information."

     You cannot assign or transfer ownership of a Traditional IRA, Roth IRA, TSA or QP Contract except by surrender to us. Loans are not available and you cannot assign Traditional IRA, Roth IRA, and QP Contracts as security for a loan or other obligation. If the employer which provided the funds does not restrict them, loans are available under a TSA Contract.

     For limited transfers of ownership after the owner's death see "Payment of Death Benefit" and "Beneficiary Continuation Option for Traditional IRA Contracts." You may direct the transfer of the values under your Traditional IRA, Roth IRA, TSA or QP Contract to another similar arrangement.

DISTRIBUTION OF THE CONTRACTS

     EQ Financial Consultants, Inc ("EQ Financial Consultants"), an indirect, wholly owned subsidiary of Equitable Life, is the distributor of the Contracts and has responsibility for sales and marketing functions. EQ Financial Consultants serves as the principal underwriter of the Separate Account. EQ Financial Consultants is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. EQ Financial Consultants' principal business address is 1290 Avenue of the Americas, New York, New York 10104. Pursuant to a distribution agreement between EQ Financial Consultants, Equitable Life, and EQ Financial Consultants distribution fees of
$         for 1998, $9,444,621 for 1997 and $884,486 for 1996, as the
distributor of certain contracts, including these Contracts, and as the principal underwriter of Separate Account No. 45.

     The Contracts will be sold by registered representatives of EQ Financial Consultants and its affiliates, who are also our licensed insurance agents. EQ Financial Consultants may also receive compensation and reimbursement for its marketing services under the terms of its distribution agreement with Equitable Life. The offering of the Contracts is intended to be continuous.

INVESTMENT PERFORMANCE

     We provide the following tables to show five different measurements of the investment performance of the variable investment options and/or the Portfolios in which they invest. We include these tables because they may be of general interest to you. THE RESULTS SHOWN REFLECT PAST PERFORMANCE. THEY DO NOT INDICATE HOW THE VARIABLE INVESTMENT OPTIONS MAY PERFORM IN THE FUTURE. THEY ALSO DO NOT REPRESENT THE RESULTS EARNED BY ANY PARTICULAR INVESTOR. YOUR RESULTS WILL DIFFER.

     Table 1 shows the average annual total return of the variable investment options. Average annual total return is the annual rate of growth that would be necessary to achieve the ending value of a contribution invested in the variable investment option for the period shown.

     Table 2 shows the growth of a hypothetical $1,000 investment in the variable investment options over the periods shown. Both Tables 1 and 2 take into account all fees and charges under the Contract, including the optional baseBUILDER benefits charge, but do not take the charges for any applicable taxes such as premium taxes into account.

     Tables 3, 4, and 5 show the rates of return of the variable investment options on an annualized, cumulative, and year-by-year basis. These tables take into account all fees and charges under the Contract, but do not reflect the optional baseBUILDER benefits charge, or the charges for any applicable taxes such as premium taxes. If the charges were reflected they would effectively reduce the rates of return shown.

     In all cases the results shown are based on the actual historical investment experience of the Portfolio in which the variable investment option invests. Since the Contracts are being offered for the first time as of the date of this prospectus, we adjusted the results of the Portfolios to reflect the charges under the Contracts that would have applied had the investment options and Contracts been available.

     In addition, we have adjusted the results prior to October 1996, when The Hudson River Trust Class IB shares were not available, to reflect the 12b-1 fees currently imposed. Finally, the results shown for the Alliance Money Market and Alliance Common Stock options for periods before March 22, 1985 reflect the results of the variable investment options that preceded them. The "Since Inception" figures for these options are based on the date of inception of the preceding variable investment options. We have adjusted these results to reflect the maximum investment advisory fee payable for the Portfolios, as well as an assumed charge of 0.06% for direct operating expenses.

     All rates of return presented are time-weighted and include reinvestment of investment income, including interest and dividends.

BENCHMARKS

     Tables 3 and 4 compare the performance of variable investment options to market indices that serve as benchmarks. Market indices are not subject to any charges for investment advisory fees, brokerage commission or other operating expenses typically associated with a managed portfolio. Also, they do not reflect other Contract charges such as the mortality and expense risks charge, administration charge, distribution charge or optional benefit charge. Comparisons with these benchmarks, therefore, may be of limited use. We include them because they are widely known and may help you to understand the universe of securities from which each Portfolio is likely to select its holdings. Benchmark data reflect the reinvestment of dividend income. The benchmarks include:

ALLIANCE AGGRESSIVE STOCK:  50% Russell 2000 Small Stock Index and 50% Standard
                            & Poor's Mid-Cap Total Return Index.
ALLIANCE COMMON STOCK:  Standard & Poor's 500 Index.
ALLIANCE CONSERVATIVE INVESTORS: 70% Lehman Treasury Bond Composite Index and
                                 30% Standard & Poor's 500 Index.
ALLIANCE GLOBAL:  Morgan Stanley Capital International World Index.
ALLIANCE GROWTH & INCOME:  75% Standard & Poor's 500 Index and 25% Value Line
                           Convertibles Index.
ALLIANCE GROWTH INVESTORS:  30% Lehman Government/Corporate Bond Index and 70%
                            Standard & Poor's 500 Index.
ALLIANCE HIGH YIELD:  Merrill Lynch High Yield Master Index.
ALLIANCE INTERMEDIATE GOVERNMENT SECURITIES:  Lehman Intermediate Government
                                              Bond Index.
ALLIANCE INTERNATIONAL:  Morgan Stanley Capital International Europe, Australia,
                         Far East Index.
ALLIANCE MONEY MARKET:  Salomon Brothers Three-Month T-Bill Index.
ALLIANCE SMALL CAP GROWTH:  Russell 2000 Growth Index.
BT EQUITY 500 INDEX:  Standard & Poor's 500 Index.
BT INTERNATIONAL EQUITY INDEX:  Morgan Stanley Capital International Europe,
                                Australia, Far East Index.
BT SMALL COMPANY INDEX:  Russell 2000 Index.
EQ/EVERGREEN:  Russell 2000 Index.
EQ/EVERGREEN FOUNDATION:  60 % Standard & Poor's 500
                          Index/40% Lehman Brothers Aggregate Bond
EQ/PUTNAM BALANCED:  60% Standard & Poor's 500 Index and 40% Lehman Government/
                     Corporate Bond Index.
EQ/PUTNAM GROWTH & INCOME VALUE:  Standard & Poor's 500 Index.
MFS EMERGING GROWTH COMPANIES:  Russell 2000 Index.
MFS GROWTH WITH INCOME:  Standard & Poor's 500 Index.
MFS RESEARCH:  Standard & Poor's 500 Index.
MERRILL LYNCH BASIC VALUE EQUITY:  Standard & Poor's 500 Index.
MERRILL LYNCH WORLD STRATEGY: 36% Standard & Poor's 500 Index/24% Morgan Stanley
                              Capital International Europe, Australia, Far East Index/21% Salomon Brothers U.S. Treasury Bond 1 Year+/14%

                               Salomon Brothers World Government Bond (excluding U.S.)/and 5% Three-Month U.S. Treasury Bill.
MORGAN STANLEY EMERGING MARKETS EQUITY:  Morgan Stanley Capital International
                                         Emerging Markets Free Price Return
                                         Index.
T. ROWE PRICE EQUITY INCOME:  Standard & Poor's 500 Index.
T. ROWE PRICE INTERNATIONAL STOCK:  Morgan Stanley Capital International Europe,
                                    Australia, Far East Index.
WARBURG PINCUS SMALL COMPANY VALUE:  Russell 2000 Index.

     LIPPER. The Lipper Variable Insurance Products Performance Analysis Survey records the performance of a large group of variable annuity products, including managed separate accounts of insurance companies. According to Lipper Analytical Services, Inc., the data are presented net of investment management fees, direct operating expenses and asset-based charges applicable under annuity contracts. Lipper data provide a more accurate picture than market benchmarks of the Equitable Accumulator Select performance relative to other variable annuity products.

COMMUNICATING PERFORMANCE DATA

     We may advertise the investment performance of the variable investment options using the measurements shown in the tables below. We also may advertise the current yield and effective yield of the Alliance Money Market and Alliance High Yield options, described below.

YIELD INFORMATION

     Current yield for the Alliance Money Market option will be based on net changes in a hypothetical investment over a given seven-day period, exclusive of capital changes, and then "annualized" (assuming that the same seven-day result would occur each week for 52 weeks). Current yield for the Alliance High Yield option will be based on net changes in a hypothetical investment over a given 30-day period, exclusive of capital changes, and then "annualized" (assuming that the same 30-day result would occur each month for 12 months).

     "Effective yield" is calculated in a similar manner, but when annualized, any income earned by the investment is assumed to be reinvested. The "effective yield" will be slightly higher than the "current yield" because any earnings are compounded weekly for the Alliance Money Market option and monthly for the Alliance High Yield option. The yields and effective yields assume the deduction of all Contract charges and expenses other than the optional baseBUILDER benefits charge and any charge for taxes such as premium tax. The yields and effective yields for the Alliance Money Market option, when used for the special dollar cost averaging program, assume that no Contract charges are deducted. For more information, see "Alliance Money Market Option and Alliance High Yield Option Yield Information" in the SAI.


                                                         TABLE 1
                            AVERAGE ANNUAL TOTAL RETURN UNDER A CONTRACT SURRENDERED ON
                                                DECEMBER 31, 1998*
--------------------------------------------------------------------------------------------------------------
                                                            LENGTH OF INVESTMENT PERIOD
                                          --------------------------------------------------------------------
VARIABLE                                                                                            SINCE
INVESTMENT                                    ONE         THREE         FIVE          TEN         PORTFOLIO
OPTIONS                                      YEAR         YEARS        YEARS         YEARS       INCEPTION**
---------------------------------------------------------------------------------------------------------------
Alliance Aggressive Stock
Alliance Common Stock
Alliance Conservative Investors
Alliance Global
Alliance Growth & Income
Alliance Growth Investors
Alliance High Yield
Alliance Intermediate Government
   Securities
Alliance International
Alliance Money Market
Alliance Small Cap Growth
BT Equity 500 Index
BT International Equity Index
BT Small Company Index
EQ/Evergreen
EQ/Evergreen Foundation
EQ/Putnam Balanced
EQ/Putnam Growth & Income Value
MFS Emerging Growth Companies
MFS Growth with Income
MFS Research
Merrill Lynch Basic Value Equity
Merrill Lynch World Strategy
Morgan Stanley Emerging Markets
    Equity
T. Rowe Price Equity Income
T. Rowe Price International Stock
Warburg Pincus Small Company Value

---------------------------------------------------------------------------------------------------------------

See footnotes below.


                                                         TABLE 2
                        GROWTH OF $1,000 UNDER A CONTRACT SURRENDERED ON DECEMBER 31, 1998*
------------------------------------------------------------------------------------------------------------------------------
                                                                       LENGTH OF INVESTMENT PERIOD
                                          ------------------------------------------------------------------------------------
VARIABLE
INVESTMENT                                       ONE              THREE              FIVE            TEN            SINCE
OPTIONS                                          YEAR             YEARS             YEARS           YEARS        INCEPTION**
------------------------------------------------------------------------------------------------------------------------------
Alliance Aggressive Stock
Alliance Common Stock
Alliance Conservative Investors
Alliance Global
Alliance Growth & Income
Alliance Growth Investors
Alliance High Yield
Alliance Intermediate Government
   Securities
Alliance International
Alliance Money Market
Alliance Small Cap Growth
BT Equity 500 Index
BT International Equity Index
BT Small Company Index
EQ/Evergreen
EQ/Evergreen Foundation
EQ/Putnam Balanced
EQ/Putnam Growth & Income Value
MFS Emerging Growth Companies
MFS Growth with Income
MFS Research
Merrill Lynch Basic Value Equity
Merrill Lynch World Strategy
Morgan Stanley Emerging Markets
    Equity
T. Rowe Price Equity Income
T. Rowe Price International Stock
Warburg Pincus Small Company Value

-------------------

*    The tables reflect the optional baseBUILDER benefits charge.

** The "Since Inception" dates for the corresponding Portfolios of The Hudson River Trust and EQ Advisors Trust are as follows: Alliance Conservative Investors (October 2, 1989); Alliance Growth Investors (October 2, 1989); Alliance Growth & Income (October 1, 1993); Alliance Common Stock (January 13, 1976); Alliance Global (August 27, 1987); Alliance International (April 3, 1995); Alliance Aggressive Stock (January 27, 1986); Alliance Small Cap Growth (May 1, 1997); Alliance Money Market (July 13, 1981); Alliance Intermediate Government Securities (April 1, 1991); Alliance High Yield (January 2, 1987); BT Equity 500 Index, BT Small Company Index, BT International Equity Index (December 31, 1997); EQ/Evergreen and EQ/Evergreen Foundation (December 31, 1998); EQ/Putnam Balanced (May 1,
     1997); EQ/Putnam Growth & Income Value (May 1, 1997); MFS Emerging Growth Companies (May 1, 1997); MFS Growth with Income (December 31, 1998); MFS Research (May 1, 1997); Merrill Lynch Basic Value Equity (May 1, 1997); Merrill Lynch World Strategy (May 1, 1997); Morgan Stanley Emerging Markets Equity (August 20, 1997); T. Rowe Price Equity Income (May 1, 1997); T. Rowe Price International Stock (May 1, 1997); and Warburg Pincus Small Company Value (May 1, 1997).


                                                           TABLE 3


                               ANNUALIZED RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1998:*
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    SINCE
                                         1 YEAR     3 YEARS     5 YEARS     10 YEARS    15 YEARS     20 YEARS     INCEPTION
                                      -----------------------------------------------------------------------------------------

ALLIANCE AGGRESSIVE STOCK
   Lipper Mid-Cap
   Benchmark
ALLIANCE COMMON STOCK
   Lipper Growth
   Benchmark
ALLIANCE CONSERVATIVE INVESTORS
   Lipper Income
   Benchmark
ALLIANCE GLOBAL
   Lipper Global
   Benchmark
ALLIANCE GROWTH & INCOME
   Lipper Growth & Income
   Benchmark
ALLIANCE GROWTH INVESTORS
   Lipper Flexible Portfolio
   Benchmark
ALLIANCE HIGH YIELD
   Lipper High Yield
   Benchmark
ALLIANCE INTERMEDIATE GOVERNMENT
   SECURITIES
   Lipper Gen. U.S. Government
   Benchmark
ALLIANCE INTERNATIONAL
   Lipper International
   Benchmark
ALLIANCE MONEY MARKET
   Lipper Money Market
   Benchmark
ALLIANCE SMALL CAP
   GROWTH
   Lipper Small Cap
   Benchmark
BT EQUITY 500 INDEX
   Lipper S&P 500 Index
   Benchmark


                                                           TABLE 3 (CONTINUED)


                               ANNUALIZED RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1998:*
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    SINCE
                                         1 YEAR     3 YEARS     5 YEARS     10 YEARS    15 YEARS     20 YEARS     INCEPTION
                                      -----------------------------------------------------------------------------------------

BT INTERNATIONAL EQUITY INDEX
   Lipper International
   Benchmark
BT SMALL COMPANY INDEX
   Lipper Small Cap
   Benchmark
EQ/EVERGREEN
    Lipper Growth
    Benchmark
EQ/EVERGREEN FOUNDATION
    Lipper Balanced
    Benchmark
EQ/PUTNAM BALANCED
   Lipper Balanced
   Benchmark
EQ/PUTNAM GROWTH &
   INCOME VALUE
   Lipper Growth & Income
   Benchmark
MFS EMERGING GROWTH
   COMPANIES
   Lipper Mid-Cap
   Benchmark
MFS GROWTH WITH INCOME
    Lipper Growth & Income
    Benchmark
MFS RESEARCH
   Lipper Growth
   Benchmark
MERRILL LYNCH BASIC VALUE EQUITY
    Lipper Growth & Income
    Benchmark
MERRILL LYNCH WORLD STRATEGY
    Lipper Global Flexible
    Portfolio
    Benchmark


                                                           TABLE 3 (CONTINUED)

                               ANNUALIZED RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1998:*
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    SINCE
                                         1 YEAR     3 YEARS     5 YEARS     10 YEARS    15 YEARS     20 YEARS     INCEPTION
                                      -----------------------------------------------------------------------------------------

MORGAN STANLEY
   EMERGING MARKETS
   EQUITY
   Lipper Emerging Markets
   Benchmark
T. ROWE PRICE EQUITY
   INCOME
   Lipper Equity Income
   Benchmark
T. ROWE PRICE
   INTERNATIONAL
   STOCK
   Lipper International
   Benchmark
WARBURG PINCUS SMALL
   COMPANY VALUE
   Lipper Small Cap
   Benchmark

-------------------------------------------------------------------------------------------------------------------------------

* See footnotes on page __.


                                                            TABLE 4
                               CUMULATIVE RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1998:*
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    SINCE
                                         1 YEAR     3 YEARS     5 YEARS     10 YEARS    15 YEARS     20 YEARS     INCEPTION
                                      -----------------------------------------------------------------------------------------

ALLIANCE AGGRESSIVE STOCK
   Lipper Mid-Cap
   Benchmark
ALLIANCE COMMON STOCK
   Lipper Growth
   Benchmark
ALLIANCE CONSERVATIVE INVESTORS
   Lipper Income
   Benchmark
ALLIANCE GLOBAL
   Lipper Global
   Benchmark
ALLIANCE GROWTH & INCOME
   Lipper Growth & Income
   Benchmark
ALLIANCE GROWTH INVESTORS
   Lipper Flexible Portfolio
   Benchmark
ALLIANCE HIGH YIELD
   Lipper High Yield
   Benchmark
ALLIANCE INTERMEDIATE GOVERNMENT
   SECURITIES
   Lipper Gen. U.S. Government
   Benchmark
ALLIANCE INTERNATIONAL
   Lipper International
   Benchmark
ALLIANCE MONEY MARKET
   Lipper Money Market
   Benchmark
ALLIANCE SMALL CAP
   GROWTH
   Lipper Small Cap
   Benchmark
BT EQUITY 500 INDEX
   Lipper S&P 500 Index
   Benchmark


                                                        TABLE 4 (CONTINUED)
                               CUMULATIVE RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1998:*
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    SINCE
                                         1 YEAR     3 YEARS     5 YEARS     10 YEARS    15 YEARS     20 YEARS     INCEPTION
                                      -----------------------------------------------------------------------------------------

BT INTERNATIONAL EQUITY INDEX
   Lipper International
   Benchmark
BT SMALL COMPANY INDEX
   Lipper Small Cap
   Benchmark
EQ/EVERGREEN
    Lipper Growth
    Benchmark
EQ/EVERGREEN FOUNDATION
    Lipper Balanced
    Benchmark
EQ/PUTNAM BALANCED
   Lipper Balanced
   Benchmark
EQ/PUTNAM GROWTH &
   INCOME VALUE
   Lipper Growth & Income
   Benchmark
MFS EMERGING GROWTH
   COMPANIES
   Lipper Mid-Cap
   Benchmark
MFS GROWTH WITH INCOME
    Lipper Growth & Income
    Benchmark
MFS RESEARCH
   Lipper Growth
   Benchmark
MERRILL LYNCH BASIC VALUE EQUITY
    Lipper Growth & Income
    Benchmark
MERRILL LYNCH WORLD STRATEGY
    Lipper Global Flexible
    Portfolio
    Benchmark


                                                            TABLE 4 (CONTINUED)
                               CUMULATIVE RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1998:*
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    SINCE
                                         1 YEAR     3 YEARS     5 YEARS     10 YEARS    15 YEARS     20 YEARS     INCEPTION
                                      -----------------------------------------------------------------------------------------

MORGAN STANLEY
   EMERGING MARKETS
   EQUITY
   Lipper Emerging Markets
   Benchmark
T. ROWE PRICE EQUITY
   INCOME
   Lipper Equity Income
   Benchmark
T. ROWE PRICE
   INTERNATIONAL
   STOCK
   Lipper International
   Benchmark
WARBURG PINCUS SMALL
   COMPANY VALUE
   Lipper Small Cap
   Benchmark

-------------------------------------------------------------------------------------------------------------------------------


*See footnotes on page __.


                                                           TABLE 5 (CONTINUED)
                                               YEAR-BY-YEAR RATES OF RETURN*
----------------------------------------------------------------------------------------------------------------------------
                     1984   1985   1986   1987    1988   1989   1990   1991   1992   1993   1994    1995   1996   1997  1998
                   ---------------------------------------------------------------------------------------------------------

ALLIANCE
   AGGRESSIVE
   STOCK
ALLIANCE COMMON
   STOCK**
ALLIANCE
  CONSERVATIVE
  INVESTORS
ALLIANCE GLOBAL
ALLIANCE GROWTH &
   INCOME
ALLIANCE GROWTH
   INVESTORS
ALLIANCE HIGH
   YIELD
ALLIANCE
  INTERMEDIATE
  GOVERNMENT
  SECURITIES
ALLIANCE
INTERNATIONAL
ALLIANCE MONEY
   MARKET**
BT EQUITY 500
   INDEX
BT INTER-
   NATIONAL
   EQUITY INDEX
BT SMALL COMPANY
   INDEX
EQ/PUTNAM BALANCED
EQ/PUTNAM GROWTH
   & INCOME VALUE
MFS EMERGING
   GROWTH
   COMPANIES
MFS RESEARCH


                                                           TABLE 5 (CONTINUED)
                                               YEAR-BY-YEAR RATES OF RETURN*
----------------------------------------------------------------------------------------------------------------------------
                     1984   1985   1986   1987    1988   1989   1990   1991   1992   1993   1994    1995   1996   1997  1998
                   ---------------------------------------------------------------------------------------------------------

MERRILL LYNCH
   BASIC VALUE
   EQUITY
MERRILL LYNCH
   WORLD STRATEGY
MORGAN STANLEY
   EMERGING
   MARKETS EQUITY
T. ROWE PRICE
   EQUITY INCOME
T. ROWE PRICE
INTERNATIONAL
STOCK
WARBURG PINCUS
   SMALL COMPANY
   VALUE


--------------------

 * Returns do not reflect the optional baseBUILDER benefits charge and any charge for tax such as premium taxes. No returns are shown in Table 5 for any variable investment option investing in shares of a Portfolio of EQ Advisors Trust with less than one year of performance.


** Prior to 1984 the Year-by-Year Rates of Return were:      1976      1977     1978    1979    1980    1981     1982   1983
                                                           ---------------------------------------------------------------------
          ALLIANCE COMMON STOCK                               7.73%   (10.69)%   6.51%  27.77%  47.74%  (7.37)%  15.70% 24.11%
          ALLIANCE MONEY MARKET                                 --        --       --      --      --    5.49    11.22   7.22
--------------------------------------------------------------------------------------------------------------------------------

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Equitable Life's annual report on Form 10-K for the year ended December 31,
1998 [and a current report on Form 8-K dated            , 1999, are] considered
to be a part of this prospectus because they are incorporated by reference.

     After the date of this prospectus and before we terminate the offering of the securities under this prospectus, all documents or reports we file with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"), will be considered to become part of this prospectus because they are incorporated by reference.

     Any statement contained in a document which is or becomes part of this prospectus, will be considered changed or replaced for purposes of this prospectus, if a statement contained in this prospectus changes or is replaced. Any statement which is considered to be a part of this prospectus because of its incorporation, will be considered changed or replaced for the purpose of this prospectus, if a statement contained in any other subsequently filed document which is considered to be part of this prospectus, changes or replaces that statement. Thereafter, only the statement that is changed or replaced will be considered to be part of this prospectus.

     We file our Exchange Act documents and reports, including our annual and quarterly reports on Form 10-K and Form 10-Q, electronically according to EDGAR under CIK No. 0000727920. The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

         Upon written or oral request, we will provide, free of charge, to each person to whom this prospectus is delivered, a copy of any or all of the documents considered to be part of this prospectus because they are incorporated herein. This does not include exhibits not specifically incorporated by reference into the text of such documents. Requests for documents should be directed to The Equitable Life Assurance Society of the United States, 1290 Avenue of the Americas, New York, New York 10104. Attention: Corporate Secretary (telephone: (212) 554-1234).

              APPENDIX I: PURCHASE CONSIDERATIONS FOR QP CONTRACTS
--------------------------------------------------------------------------------

Trustees who are considering the purchase of an Equitable Accumulator Select QP Contract should discuss with their tax advisers whether this is an appropriate investment vehicle for the employer's plan. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP Contract, the distribution of such an annuity, the purchase of the guaranteed minimum income benefit, and the payment of death benefits in accordance with the requirements of the Internal Revenue Code. The QP Contract and this prospectus should be reviewed in full, and the following factors, among others, should be noted. Qualified plan assets will accumulate value on a tax deferred basis even if the plan is not funded by the Equitable Accumulator Select QP Contract. This QP Contract accepts transfer contributions only and not regular, ongoing payroll contributions. For 401(k) plans under defined contribution plans, no employee after-tax contributions are accepted. Under defined benefit plans, we will not accept rollovers from a defined contribution plan to a defined benefit plan. We will only accept transfers from a defined benefit plan or a change of investment vehicles in the plan.

For defined benefit plans, the maximum percentage of actuarial value of the plan participant/employee's "normal retirement benefit" which can be funded by a QP Contract is 80%. The account value under a QP Contract may at any time be more or less than the lump sum actuarial equivalent of the "accrued benefit" for a defined benefit plan participant/employee. Equitable Life does not guarantee that the account value under a QP Contract will at any time equal the actuarial value of 80% of a participant/employee's accrued benefit. If overfunding of a plan occurs, withdrawals from the QP Contract may be required. A market value adjustment may apply. Further, Equitable Life will not perform or provide any plan recordkeeping services with respect to the QP Contracts. The plan's administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP Contracts, so if the plan provides for loans and a participant/employee takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan.

Finally, because the method of purchasing the QP Contract and the features of the QP Contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP Contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP Contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

                  APPENDIX II: MARKET VALUE ADJUSTMENT EXAMPLE
--------------------------------------------------------------------------------

The example below shows how the market value adjustment would be determined and how it would be applied to a withdrawal, assuming that $100,000 was allocated on February 15, 2000 to a fixed interest option with a maturity date of February 15, 2009 at a guaranteed rate of 7.00% resulting in a maturity value at the maturity date of $183,846, and further assuming that a withdrawal of $50,000 was made on February 15, 2004.

---------------------------------------------------------------------------------------------------------
                                                                               ASSUMED
                                                                 GUARANTEED RATE ON FEBRUARY 15, 2004
                                                                  5.00%                        9.00%
                                                      ---------------------------------------------------
As of February 15, 2004 (before withdrawal)
-------------------------------------------
(1)  Present value of maturity value................          $  144,048                   $  119,487
(2)  Guaranteed period amount.......................             131,080                      131,080
(3)  Market value adjustment: (1) - (2).............              12,968                      (11,593)

On February 15, 2004 (after withdrawal)
---------------------------------------
(4)  Portion of (3) associated
     with withdrawal: (3) x [$50,000/(1)]...........          $    4,501                   $   (4,851)
(5)  Reduction in guaranteed
     period amount: [$50,000 - (4)].................              45,499                       54,851
(6)  Guaranteed period amount: (2) - (5)............              85,581                       76,229
(7)  Maturity value.................................             120,032                      106,915
(8)  Present value of (7)...........................              94,048                       69,487
---------------------------------------------------------------------------------------------------------

Please note that if a withdrawal is made when rates have increased (from 7.00% to 9.00% in the example), a portion of a negative market value adjustment is realized. On the other hand, if a withdrawal is made when rates have decreased (from 7.00% to 5.00% in the example), a portion of a positive market value adjustment is realized.

             APPENDIX III: GUARANTEED MINIMUM DEATH BENEFIT EXAMPLE
--------------------------------------------------------------------------------

The death benefit under the Contracts is equal to the account value or, if greater, the guaranteed minimum death benefit.

The following illustrates the guaranteed minimum death benefit calculation. Assuming $100,000 is allocated to the variable investment options (with no allocation to the Alliance Money Market option or the fixed interest options), no additional contributions, no transfers and no withdrawals, and no loans under a TSA Contract, the guaranteed minimum death benefit for an annuitant age 45 would be calculated as follows:



--------------------------------------------------------------------------------------------------------------
                                                       5% ROLL UP TO
           END OF                                          AGE 80              ANNUAL RATCHET TO AGE 80
          CONTRACT                                    GUARANTEED MINIMUM          GUARANTEED MINIMUM
            YEAR           ACCOUNT VALUE               DEATH BENEFIT(1)              DEATH BENEFIT
--------------------------------------------------------------------------------------------------------------
          1                         $105,000                 $105,000(1)                 $105,000(3)
          2                         $115,500                 $110,250(2)                 $115,500(3)
          3                         $129,360                 $115,763(2)                 $129,360(3)
          4                         $103,488                 $121,551(1)                 $129,360(4)
          5                         $113,837                 $127,628(1)                 $129,360(4)
          6                         $127,497                 $134,010(1)                 $129,360(4)
          7                         $127,497                 $140,710(1)                 $129,360(4)
--------------------------------------------------------------------------------------------------------------

The account values for Contract Years 1 through 7 are based on hypothetical rates of return of 5.00%, 10.00%, 12.00%, (20.00)%, 10.00%, 12.00% and 0.00%. We
are using these rates solely to illustrate how the benefit is determined. The return rates bear no relationship to past or future investment results.

5% ROLL UP TO AGE 80

(1) At the end of Contract Year 1, and again at the end of Contract Years 4 through 7, the death benefit will be equal to the guaranteed minimum death benefit.

(2) At the end of Contract Years 2 and 3, the death benefit will be equal to the current account value since it is higher than the current guaranteed minimum death benefit.

ANNUAL RATCHET TO AGE 80

(3) At the end of Contract Years 1 through 3, the guaranteed minimum death benefit is equal to the current account value.

(4) At the end of Contract Years 4 through 7, the guaranteed minimum death benefit is equal to the guaranteed minimum death benefit at the end of the prior year since it is equal to or higher than the current account value.

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS

----------------------------------------------------------------------------------------------

                                                                                    Page
----------------------------------------------------------------------------------------------
Unit Values
----------------------------------------------------------------------------------------------
Annuity Unit Values
----------------------------------------------------------------------------------------------
Custodian and Independent Accountants
----------------------------------------------------------------------------------------------
Alliance Money Market Option, and Alliance High Yield Option, and
Alliance Intermediate Government Securities Option Yield Information
----------------------------------------------------------------------------------------------
Long-Term Market Trends
----------------------------------------------------------------------------------------------
Key Factors in Retirement Planning
----------------------------------------------------------------------------------------------
Financial Statements
----------------------------------------------------------------------------------------------


HOW TO OBTAIN AN EQUITABLE ACCUMULATOR SELECT STATEMENT OF ADDITIONAL

INFORMATION FOR SEPARATE ACCOUNT NO. 45





Send this request form to:



     Equitable Accumulator Select
     P.O. Box 1547
     Secaucus, NJ 07096-1547




     Please send me an Equitable Accumulator Select SAI dated May 1, 1999:




     ---------------------------------------------------------------------------
     Name

     ---------------------------------------------------------------------------
     Address

     ---------------------------------------------------------------------------
     City                                   State                     Zip

                         EQUITABLE ACCUMULATOR(SM) SELECT
                       STATEMENT OF ADDITIONAL INFORMATION
                                   MAY 1, 1999

                                ------------------

                            COMBINATION VARIABLE AND
                        FIXED DEFERRED ANNUITY CONTRACTS

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 1290 AVENUE OF THE AMERICAS, NEW YORK, NY 10104

--------------------------------------------------------------------------------


This statement of additional information ("SAI") is not a prospectus. It should be read in conjunction with the related Equitable Accumulator Select prospectus, dated May 1, 1999. That prospectus provides detailed information concerning the Contracts and the variable investment options, as well as the fixed interest options, that fund the Contracts. Each variable investment option is a subaccount of Equitable Life's Separate Account No. 45. The fixed interest options are part of Equitable Life's general account.
Definitions of special terms used in the SAI are found in the prospectus.

A copy of the prospectus is available free of charge by writing the Processing Office (Post Office Box 1547, Secaucus, NJ 07096-1547), by calling 1-800-789-7771 toll-free, or by contacting your Equitable Life associate.

-------------------------------------------------------------------------------------------------------------------------------
                                                      TABLE OF CONTENTS
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                         PAGE
Unit Values                                                                                                  2
-------------------------------------------------------------------------------------------------------------------------------
Annuity Unit Values                                                                                          2
-------------------------------------------------------------------------------------------------------------------------------
Custodian and Independent Accountants                                                                        3
-------------------------------------------------------------------------------------------------------------------------------
Alliance Money Market Option, Alliance High Yield Option, and Alliance Intermediate Government
   Securities Option Yield Information                                                                       3
-------------------------------------------------------------------------------------------------------------------------------
Long-Term Market Trends                                                                                      4
-------------------------------------------------------------------------------------------------------------------------------
Key Factors in Retirement Planning                                                                           6
-------------------------------------------------------------------------------------------------------------------------------
Financial Statements                                                                                        10
-------------------------------------------------------------------------------------------------------------------------------


        Copyright 1999 The Equitable Life Assurance Society of the United States, New York, New York 10104. All rights reserved. Accumulator is a service mark of The Equitable Life Assurance Society of the United
                                     States.

(AGTSELSAI 5/99)

--------------------------------------------------------------------------------

UNIT VALUES

Unit values are determined at the end of each valuation period for each of the variable investment options. We may offer other annuity contracts and certificates which will have their own unit values for the variable investment options. They may be different from the unit values for the Equitable Accumulator Select.

The unit value for a variable investment option for any valuation period is equal to: (i) the unit value for the preceding valuation period multiplied by
(ii) the net Investment factor for that option for that valuation period. A valuation period is each Business Day together with any preceding non-business days. The net investment factor is:

     [a/b] - c

where:

(a) is the value of the variable investment option's shares of the corresponding Portfolio at the end of the valuation period. Any amounts allocated to or withdrawn from the option for the valuation period are not taken into account. For this purpose, we use the share value reported to us by The Hudson River Trust or EQ Advisors Trust.

(b) is the value of the variable investment option's shares of the corresponding Portfolio at the end of the preceding valuation period. (Any amounts allocated or withdrawn for that valuation period are taken into account.)

(c) is the daily mortality and expense risks charge, administration charge, and distribution charge relating to the Contracts, times the number of calendar days in the valuation period. These daily charges are at an effective annual rate not to exceed a total of 1.60%.

ANNUITY UNIT VALUES

The annuity unit value for each variable investment option will be fixed at $1.00 as of the date of the prospectus for Contracts with assumed base rates of net investment return of both 5% and 3 1/2% a year. For each valuation period after that date, it is the annuity unit value for the immediately preceding valuation period multiplied by the adjusted net investment factor under the Contract. For each valuation period, the adjusted net investment factor is equal to the net investment factor reduced for each day in the valuation period by:

o .00013366 of the net investment factor if the assumed base rate of net investment return is 5% a year; or

o .00009425 of the net investment factor if the assumed base rate of net investment return is 3 1/2%.

Because of this adjustment, the annuity unit value rises and falls depending on whether the actual rate of net investment return (after deduction of charges) is higher or lower than the assumed base rate.

All Contracts have a 5% assumed base rate of net investment return, except in states where that rate is not permitted. Annuity payments under Contracts with an assumed base rate of 3 1/2% will at first be smaller than those under Contracts with a 5% assumed base rate. Payments under the 3 1/2% Contracts, however, will rise more rapidly when unit values are rising, and payments will fall more slowly when unit values are falling than those under 5% Contracts.

The amounts of variable annuity payments are determined as follows:

Payments normally start on the Business Day specified on your election form, or on such other future date you specify. The payments are made on a monthly basis. The first three payments are of equal amounts. Each of the first three payments will be based on the amount specified in the Tables of Guaranteed Annuity Payments in your Contract.

The first three payments depend on the assumed base rate of net investment return and the form of annuity chosen (and any fixed period or period certain). If the annuity involved is a life contingency, the risk class and the age of the annuitants will affect payments.

The amount of the fourth and each later payment will vary according to the investment performance of the variable investment options. We calculate each monthly payment by multiplying the number of annuity units credited by the average annuity unit value for the second calendar month immediately preceding the due date of the payment. We calculate the number of units by dividing the first monthly payment by the annuity unit value for the valuation period. This includes the due date of the first monthly payment. The average annuity unit value is the average of the annuity unit values for the valuation periods ending in that month. Variable income annuities may also be available by separate prospectus through other separate accounts we offer.

ILLUSTRATION OF CHANGES IN ANNUITY UNIT VALUES

To show how we determine variable annuity payments from month to month, assume that the account value on the date annuity payments are to begin is enough to fund an annuity with a monthly payment of $363. Also assume that the annuity unit value for the valuation period that includes the due date of the first annuity payment is $1.05. The number of annuity units credited under the Contract would be 345.71 (363 divided by 1.05 = 345.71).

--------------------------------------------------------------------------------
If the fourth monthly payment is due in March, and the average annuity unit value for January was $1.10, the annuity payment for March would be the number of units (345.71) times the average annuity unit value ($1.10), or $380.28. If the average annuity unit value was $1 in February, the annuity payment for April would be 345.71 times $1, or $345.71.

CUSTODIAN AND INDEPENDENT ACCOUNTANTS

Equitable Life is the custodian for the shares of The Hudson River Trust and EQ Advisors Trust owned by the variable annuity options.

The consolidated financial statements of Equitable Life at December 31, 1998 and 1997 and for each of the three years ended December 31, 1998 included in this SAI have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

ALLIANCE MONEY MARKET OPTION, ALLIANCE HIGH YIELD OPTION, AND ALLIANCE INTERMEDIATE GOVERNMENT SECURITIES OPTION YIELD INFORMATION

ALLIANCE MONEY MARKET OPTION

The Alliance Money Market option calculates yield information for seven-day periods. The seven-day current yield calculation is based on a hypothetical Contract with one unit at the beginning of the period. To determine the seven-day rate of return, the net change in the unit value is computed by subtracting the unit value at the beginning of the period from a unit value, exclusive of capital changes, at the end of the period.

Unit values reflect all other accrued expenses of the Alliance Money Market option but do not reflect any withdrawal charges, the optional benefit charge, or charges for applicable taxes such as state or local premium taxes. Under the Alliance Money Market special dollar cost averaging program, unit values also do not reflect the mortality and expense risks charge, administration charge, and the distribution charge.

The adjusted net change is divided by the unit value at the beginning of the period to obtain what is called the adjusted base period rate of return. This seven-day adjusted base period return is then multiplied by 365/7 to produce an annualized seven-day current yield figure carried to the nearest one-hundredth of one percent.

The effective yield is obtained by modifying the current yield to take into account the compounding nature of the Alliance Money Market option's investments, as follows: the unannualized adjusted base period return is compounded by adding one to the adjusted base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result, i.e., effective yield = (base period return + 1 )[superscript: 365/7] - 1. The Alliance Money Market option yields will fluctuate daily. Accordingly, yields for any given period do not necessarily represent future results. In addition, the value of units of the Alliance Money Market option will fluctuate and not remain constant.

ALLIANCE HIGH YIELD OPTION AND ALLIANCE INTERMEDIATE GOVERNMENT SECURITIES
OPTION

The Alliance High Yield option and Alliance Intermediate Government Securities option calculate yield information for 30-day periods. The 30-day current yield calculation is based on a hypothetical Contract with one unit at the beginning of the period. To determine the 30-day rate of return, the net change in the unit value is computed by subtracting the unit value at the beginning of the period from a unit value, exclusive of capital changes, at the end of the period.

Unit values reflect all other accrued expenses of the Alliance High Yield option or Alliance Intermediate Government Securities option but do not reflect any withdrawal charges, the optional benefit charge or charges for applicable taxes such as state or local premium taxes.

The adjusted net change is divided by the unit value at the beginning of the period to obtain the adjusted base period rate of return. This 30-day adjusted base period return is then multiplied by 365/30 to produce an annualized 30-day current yield figure carried to the nearest one-hundredth of one percent.

The effective yield is obtained by modifying the current yield to give effect to the compounding nature investments of the Alliance High Yield option or Alliance Intermediate Government Securities option as follows: the unannualized adjusted base period return is compounded by adding one to the adjusted base period return, raising the sum to a power equal to 365 divided by 30, and subtracting one from the result, i.e., effective yield = (base period return +
1)[superscript: 365/30] - 1. Yields for the Alliance High Yield option and Alliance Intermediate Government Securities option will fluctuate daily. Accordingly, yields for any given period do not necessarily represent future results. In addition, the value of units of the Alliance High Yield option and Alliance Intermediate Government Securities option will fluctuate and not remain constant.

--------------------------------------------------------------------------------
ALLIANCE MONEY MARKET OPTION, ALLIANCE HIGH YIELD OPTION, AND ALLIANCE INTERMEDIATE GOVERNMENT SECURITIES OPTION YIELD INFORMATION

The yields for the Alliance Money Market option, Alliance High Yield option, and Alliance Intermediate Government Securities option reflect charges that are not normally reflected in the yields of other investments. Therefore, they may be lower when compared with yields of other investments. The yields for Alliance Money Market option, Alliance High Yield option, and Alliance Intermediate Government Securities option should not be compared to the return on fixed rate investments which guarantee rates of interest for specified periods, such as the fixed interest options. Nor should the yields be compared to the yields of money market options made available to the general public.

Because the Equitable Accumulator Select Contracts described in the prospectus are being offered for the first time in 1999, no yield information is presented.

LONG-TERM MARKET TRENDS

As a tool for understanding how different investment strategies may affect long-term results, it may be useful to consider the historical returns on different types of assets. The following charts present historical return trends for various types of securities. The information presented, while not directly related to the performance of the variable investment options, helps to provide a perspective on the potential returns of different asset classes over different periods of time. By combining this information with knowledge of your own financial needs (for example, the length of time until you retire, your financial requirements at retirement), you may be able to better determine how you wish to allocate contributions among the variable investment options.

Historically, the long-term investment performance of common stocks has generally been superior to that of long- or short-term debt securities. For those investors who have many years until retirement, or whose primary focus is on long-term growth potential and protection against inflation, there may be advantages to allocating some or all of their account value to those variable investment options that invest in stocks.

                    Growth of $1 Invested on January 1, 1958
                      (Values are as of last business day)
                           [GRAPH LINES TO APPEAR HERE.]

Source: Ibbotson Associates, Inc. See discussion and information preceding and following chart on next page.

Over shorter periods of time, however, common stocks tend to be subject to more dramatic changes in value than fixed-income (debt) securities. Investors who are nearing retirement age, or who have a need to limit

--------------------------------------------------------------------------------
short-term risk, may find it preferable to allocate a smaller percentage of their account value to those variable investment options that invest in common stocks. The following graph illustrates the monthly fluctuations in value of $1 based on monthly returns of the Standard & Poor's 500 during 1990, a year that represents more typical volatility than 1998.

                    Growth of $1 Invested on January 1, 1990
                      (Values are as of last business day)
                          [GRAPH LINES TO APPEAR HERE.]

Source: Ibbotson Associates, Inc. See discussion and information preceding and following chart on next page.

The following chart illustrates average annual rates of return over selected time periods between December 31, 1926 and December 31, 1998 for different types of securities: common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds and U.S. Treasury Bills. For comparison purposes, the Consumer Price Index is shown as a measure of inflation. The average annual returns shown in the chart reflect capital appreciation and assume the reinvestment of dividends and interest. Investment management fees or expenses and charges typically associated with deferred annuity products, are not reflected.

The information presented is merely a summary of past experience for unmanaged groups of securities and is neither an estimate nor guarantee of future performance. Any investment in securities, whether equity or debt, involves varying degrees of potential risk, in addition to offering varying degrees of potential reward.

The rates of return illustrated do not represent returns of the variable investment options. In addition, there is no assurance that the performance of the variable investment options will correspond to rates of return such as those illustrated in the chart.

For a comparative illustration of performance results of the variable investment options (which reflect the trusts and variable investment options charges), see "Investment Performance" in the prospectus.


-------------------------------------------------------------------------------------------------------------------------------
                                                        MARKET TRENDS:
                                             ILLUSTRATIVE ANNUAL RATES OF RETURN
-------------------------------------------------------------------------------------------------------------------------------
                                                                     LONG-TERM    INTERMEDIATE-      U.S.
FOR THE FOLLOWING PERIODS               COMMON        LONG-TERM      CORPORATE        TERM         TREASURY       CONSUMER
ENDING 12/31/98:                        STOCKS       GOVT. BONDS       BONDS       GOVT. BONDS       BILLS       PRICE INDEX
-------------------------------------------------------------------------------------------------------------------------------
    1 Year
    3 Years
    5 Years
   10 Years
   20 Years
   30 Years
   40 Years
   50 Years
   60 Years
Since 12/31/27
Inflation adjusted since 1927
-------------------------------------------------------------------------------------------------------------------------------

SOURCE: Ibbotson, Roger G., and Rex A. Sinquefield, Stocks, Bonds, Bills, and Inflation (SBBI), 1982, updated in Stocks, Bonds, Bills and Inflation 1998 Yearbook(TM), Ibbotson Associates, Inc., Chicago. All rights reserved.

COMMON STOCKS (S&P 500) -- Standard and Poor's Composite Index, an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies.

LONG-TERM GOVERNMENT BONDS -- Measured using a one-bond portfolio constructed each year containing a bond with approximately a twenty-year maturity and a reasonably current coupon.

--------------------------------------------------------------------------------
LONG-TERM CORPORATE BONDS -- For the period 1969-1997, represented by the Salomon Brothers Long-Term, High-Grade Corporate Bond Index; for the period 1946-1968, the Salomon Brothers Index was backdated using Salomon Brothers monthly yield data and a methodology similar to that used by Salomon Brothers for 1969-1997; for the period 1927-1945, the Standard and Poor's monthly High-Grade Corporate Composite yield data were used, assuming a 4 percent coupon and a twenty-year maturity.

INTERMEDIATE-TERM GOVERNMENT BONDS -- Measured by a one-bond portfolio constructed each year containing a bond with approximately a five-year maturity.

U.S. TREASURY BILLS -- Measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month.

INFLATION -- Measured by the Consumer Price Index for all Urban Consumers (CPI-U), not seasonally adjusted.

--------------------------------------------------------------------------------

KEY FACTORS IN RETIREMENT PLANNING

INTRODUCTION

The Equitable Accumulator Select is available to help meet the retirement income and investment needs of individuals. In assessing these retirement needs, some key factors need to be addressed: (1) the impact of inflation on fixed retirement incomes; (2) the importance of planning early for retirement; (3) the benefits of tax deferral; (4) the selection of an appropriate investment strategy; and (5) the benefit of receiving annuity payments. Each of these factors is addressed below.

Unless otherwise noted, all of the following presentations use an assumed annual rate of return of 7.5% compounded annually. This rate of return is for illustrative purposes only and is not intended to represent an expected or guaranteed rate of return for any investment vehicle.

In addition, unless otherwise noted, none of the illustrations reflect any charges that may be applied under a particular investment vehicle. Such charges would effectively reduce the actual return under any type of investment.

All earnings in these presentations are assumed to accumulate tax deferred unless otherwise noted. Most programs designed for retirement savings offer tax deferral. Monies are taxed upon withdrawal and a 10% penalty tax may apply to premature withdrawals. Certain retirement programs prohibit early withdrawals. See "Tax Information" in the prospectus. Where taxes are taken into consideration in these presentations, a 28% tax rate is assumed.

The source of the data used by us to compile the charts which appear in this section (other than charts 1, 2, 3, 4 and 7) is Ibbotson Associates, Inc., Chicago, Stocks, Bonds, Bills and Inflation [1998] Yearbook.(TM) All rights reserved.

In reports or other communications or in advertising material, we may make use of these or other graphic or numerical illustrations that we prepare showing the impact of inflation, planning early for retirement, tax deferral, diversification and other concepts important to retirement planning.

INFLATION

Inflation erodes purchasing power. This means that, in an inflationary period, the dollar is worth less as time passes. Because many people live on a fixed income during retirement, inflation is of particular concern to them. The charts that follow illustrate the harmful impact of inflation over an extended period of time. Between 1968 and 1998, the average annual inflation rate was ____%. As demonstrated in Chart 1, this ____% annual rate of inflation would cause the purchasing power of $35,000 to decrease to only $_____ after 30 years.

In Chart 2, the impact of inflation is examined from another perspective. Specifically, the chart illustrates the additional income needed to maintain the purchasing power of $35,000 over a thirty-year period. Again, the 1968-1998 historical inflation rate of ____% is used. In this case, an additional $_______ would be required to maintain the purchasing power of $35,000 after 30 years.

                                     CHART 1
                          [GRAPH LINES TO APPEAR HERE.]

--------------------------------------------------------------------------------
                                     CHART 2
                           [BAR GRAPH TO APPEAR HERE.]

STARTING EARLY

The impact of inflation highlights the need to begin a retirement program early. The value of starting early is illustrated in the following charts.

As shown in Chart 3, if an individual makes annual contributions of $2,500 to his or her retirement program beginning at age 30, he or she would accumulate $________ by age 65 under the assumptions described earlier. If that individual waited until age 50, he or she would only accumulate $_______ by age 65 under the same assumptions.

                                     CHART 3
                          [GRAPH LINES TO APPEAR HERE.]


 In Table 1, the impact of starting early is demonstrated in another format. For example, if an individual invests $300 monthly, he or she would accumulate $_______ in thirty years under our assumptions. In contrast, if that individual invested the same $300 per month for 15 years, he or she would accumulate only $______ under our assumptions.

                                     TABLE 1
--------------------------------------------------------------------------------
 MONTHLY
 CONTRI-     YEAR      YEAR      YEAR      YEAR      YEAR
  BUTION      10        15        20        25        30
    $ 20
      50
     100
     200
     300
--------------------------------------------------------------------------------

Chart 4 presents an additional way to demonstrate the significant impact of starting to make contributions to a retirement program earlier rather than later. It assumes that an individual had a goal to accumulate $250,000 (pretax) by age 65. If he or she starts at age 30, under our assumptions he or she could reach the goal by making a monthly pretax contribution of $___ (equivalent to $__ after taxes). The total net cost for the 30-year-old in this hypothetical example would be $______. If the individual in this hypothetical example waited until age 50, he or she would have to make a monthly pretax contribution of $___ (equivalent to $___ after taxes) to attain the goal, illustrating the importance of starting early.

                                     CHART 4
                            GOAL: $250,000 BY AGE 65
                           [BAR GRAPH TO APPEAR HERE.]

--------------------------------------------------------------------------------
TAX DEFERRAL

Contributing to a retirement plan early is part of an effective strategy for addressing the impact of inflation. Another part of such a strategy is to carefully select the types of retirement programs in which to invest. In deciding where to invest retirement contributions, there are three basic types of programs.

The first type offers the most tax benefits, and therefore is potentially the most beneficial for accumulating funds for retirement. Contributions are made with pre-tax dollars or are tax deductible and earnings grow income tax deferred. An example of this type of program is the deductible Traditional IRA.

The second type of program also provides for tax-deferred earnings growth; however, contributions are made with after-tax dollars. Examples of this type of program are nondeductible Traditional IRAs and non-qualified annuities.

The third approach to retirement savings is fully taxable. Contributions are made with after-tax dollars and earnings are taxed each year. Examples of this type of program include certificates of deposit, savings accounts, and taxable stock, bond or mutual fund investments.

Consider an example. For the type of retirement program that offers both pre-tax contributions and tax deferral, assume that a $2,000 annual pre-tax contribution is made for thirty years. In this example, the retirement funds would be $164,527 after thirty years (assuming a 7.5% rate of return, no withdrawals and assuming the deduction of the 1.60% Separate Account daily asset charge -- but no withdrawal charge or other charges under the Contract, or trust charges to Portfolios), and such funds would be $222,309 without the effect of any charges. Assuming a lump sum withdrawal was made in year thirty and a 28% tax bracket, these amounts would be $_____ and $_____, respectively.

For the type of program that offers only tax deferral, assume an after-tax annual contribution of $1,440 for thirty years and the same rate of return. The after-tax contribution is derived by taxing the $2,000 pre-tax contribution, again assuming a 28% tax bracket. In this example, the retirement funds would be $118,460 after thirty years assuming the deduction of charges and no withdrawals, and $160,062 without the effect of charges. Assuming a lump sum withdrawal in year thirty, the total after-tax amount would be $_____ with charges deducted and $______ without charges as described above.

For the fully taxable investment, assume an after-tax contribution of $1,440 for thirty years. Earnings are taxed annually. After thirty years, the amount of this fully taxable investment is $108,046.

Keep in mind that taxable investments have fees and charges, too (investment advisory fees, administrative charges, 12b-1 fees, sales loads, brokerage commissions, etc.). We have not attempted to apply these fees and charges to the fully taxable amounts since this is intended merely as an example of tax deferral.

Again, it must be emphasized that the assumed rate of return of 7.5% compounded annually used in these examples is for illustrative purposes only. It is not intended to represent a guaranteed or expected rate of return on any type of investment. Moreover, early withdrawals of tax-deferred investments are generally subject to a 10% penalty tax.

INVESTMENT FOR RETIREMENT

Selecting an appropriate retirement program is clearly an important part of an effective retirement planning strategy. Carefully choosing among available investments is another essential component.

During the 1968-1998 period, common stock average annual returns outperformed the average annual returns of fixed investments such as long-term government bonds and Treasury Bills (T-Bills). See "Notes" below. Common stocks earned an average annual return of _____% over this period, in contrast to ____% and ____% for the other two investment categories. Significantly, common stock returns also outpaced inflation, which grew at ____% over this period.

Although common stock returns have historically outpaced returns of fixed investments, people often allocate a significant percentage of their retirement funds to fixed return investments. Their primary concern is the preservation of principal. Given this concern, Chart 5 illustrates the impact of exposing only the interest generated by a fixed investment to the stock market. In this illustration, the fixed investment is represented by a Treasury Bill return and the stock investment is represented by the Standard & Poor's 500 ("S&P 500").

The chart assumes that a $20,000 fixed investment was made on January 1, 1980. If the interest on that investment were to accumulate based upon the return of the S&P 500, the total investment would have been worth $_______ in 1998. Had the interest been reinvested in the fixed investment, the fixed investment would have grown to $______. As illustrated in Chart 5, significant opportunities for growth exist while preserving principal. See "Notes" below.

--------------------------------------------------------------------------------
                                     CHART 5
                           [GRAPH LINES TO APPEAR HERE.]
Another variation of the example in Chart 5 is to gradually transfer principal from a fixed investment into the stock market. Chart 6 assumes that a $20,000 fixed investment was made on January 1, 1980. For the next two years, $540 is transferred monthly into the stock market (represented by the S&P 500).

The total investment, given this strategy, would have grown to $_______ in 1998. In contrast, had the principal not been transferred, the fixed investment would have grown to $______. See "Notes" below.

                                     CHART 6
                           [GRAPH LINES TO APPEAR HERE.]

NOTES

1. Common Stocks: Standard & Poor's ("S&P") Composite Index is an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies. Results shown assume reinvestment of dividends. Both market value and return on common stock will vary.

2. U.S. Government Securities: Long-term Government Bonds are measured using a one-bond portfolio constructed each year containing a bond with approximately a 20-year maturity and a reasonably current coupon. U.S. Treasury Bills are measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month. U.S. Government securities are guaranteed as to principal and interest, and if held to maturity, offer a fixed rate of return. However, market value and return on such securities will fluctuate prior to maturity.

The Equitable Accumulator Select can be an effective program for diversifying ongoing investments between various asset categories. In addition, the Equitable Accumulator Select offers special features which help address the risk associated with timing the equity markets, such as dollar cost averaging. By transferring the same dollar amount each month from the Alliance Money Market option to other variable investment options, dollar cost averaging attempts to shield your investment from short-term price fluctuations. This, however, does not assure a profit or protect against a loss in declining markets.

THE BENEFIT OF ANNUITIZATION

An individual may shift the risk of outliving his or her principal by electing a lifetime income annuity. See "Choosing Your Annuity Payout Options" under "Transferring and Accessing Your Money" in the prospectus. Chart 7 below shows the monthly income that can be generated under various forms of life annuities, as compared to receiving level payments of interest only or principal and interest from the investment. Calculations in the Chart are based on the following assumption: a $100,000 contribution was made at one of the ages shown, annuity payments begin immediately, and a 5% annuitization interest rate is used. For purposes of this example, principal and interest are paid out on a level basis over 15 years. In the case of the interest-only scenario, the principal is always available and may be left to other individuals at death. Under the principal and interest scenario, a portion of the principal will be left at death, assuming the individual dies within the 15-year period. In contrast, under the life annuity scenarios, there is no residual amount left.

--------------------------------------------------------------------------------

                                     CHART 7
                                 MONTHLY INCOME
                             ($100,000 CONTRIBUTION)
--------------------------------------------------------------------------------
                    PRINCIPAL
                       AND                JOINT AND SURVIVOR*
                                      ------------------------------------------
           INTEREST INTEREST             50%     66.67%    100%
             ONLY      FOR    SINGLE     TO        TO       TO
ANNUITANT  FOR LIFE 15 YEARS   LIFE   SURVIVOR  SURVIVOR SURVIVOR
--------------------------------------------------------------------------------
Male 65      $401     $785    $  617    $560     $544      $513
Male 70       401      785       685     609      588       549
Male 75       401      785       771     674      646       598
Male 80       401      785       888     760      726       665
Male 85       401      785     1,045     878      834       757

-------------------

The numbers are based on 5% interest compounded annually and the 1983 Individual Annuity Mortality Table "a" projected with modified Scale G. Annuity purchase rates available at annuitization may vary, depending primarily on the annuitization interest rate, which may not be less than an annual rate of 2.5%.

* The Joint and Survivor Annuity Forms are based on male and female Annuitants of the same age.

FINANCIAL STATEMENTS

The consolidated financial statements of Equitable Life included herein should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the Contracts.

There are no financial statements for Separate Account No. 45 as the Contracts offered under the prospectus and SAI are being offered for the first time in 1999.

                                    PART C

                               OTHER INFORMATION

Item 24. Financial Statements and Exhibits.

         (a) Financial Statements included in Part B.

         1. Separate Account No. 45:


             N/A


         2. The Equitable Life Assurance Society of the United States:


            (To be filed by amendment).


         (b) Exhibits.

         The following exhibits are filed herewith:

         1. Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of the Registrant, incorporated herein by reference to Exhibit No. (1) to Registration Statement No. 33-83750, filed February 27, 1998.

         2. Not applicable.

         3. (a) Distribution and Servicing Agreement among Equico Securities, Inc. (now EQ Financial Consultants, Inc.), The Equitable Life Assurance Society of the United States and Equitable Variable Life Insurance Company, dated as of May 1, 1994, incorporated herein by reference to Exhibit 3(c) to the Registration Statement on Form N-4 (File No. 2-30070) on February 14, 1995.

            (b) Letter of Agreement for Distribution Agreement among The
                Equitable Life Assurance Society of the United States and EQ Financial Consultants, Inc., dated April 20, 1998 incorporated herein by reference to Exhibit 3(c) to Registration Statement No. 33-83750, filed May 1, 1998.

            (c) Form of Sales Agreement among Equitable Distributors, Inc., as
                Distributor, a Broker- Dealer (to be named) and a General Agent (to be named), incorporated herein by reference to Exhibit No. 3(b) to Registration Statement No. 33-83750, filed February 27, 1998.

            (d) Form of The Hudson River Trust Sales Agreement by and among
                Equico Securities, Inc. (now EQ Financial Consultants, Inc.), The Equitable Life Assurance Society of the United States, Equitable Distributors, Inc. and Separate Account No. 45 of The Equitable Life Assurance Society of the United States, incorporated herein by reference to Exhibit 3(c) to Registration Statement No. 33-83750, filed February 27, 1998.

         4. (a) Form of group annuity contract no. 1050-94IC, incorporated herein by reference to Exhibit 4(a) to Registration Statement No. 33-83750, filed February 27, 1998.

            (b) Forms of group annuity certificate nos. 94ICA and 94ICB, incorporated herein by reference to Exhibit 4(b) to Registration Statement No. 33-83750, filed February 27, 1998.

            (c) Forms of endorsement nos. 94ENIRAI, 94ENNQI and 94ENMVAI to contract no. 1050-94IC and data pages nos. 94ICA/BIM and 94ICA/BMVA, incorporated herein by reference to Exhibit 4(c) to Registration Statement No. 33-83750, filed February 27, 1998.

            (d) Form of Guaranteed Minimum Income Benefit Endorsement to
                Contract Form No. 10-50-94IC and the Certificates under the Contract, incorporated herein by reference to Exhibit 4(h) to Registration Statement No. 33-83750, filed April 23, 1996.

            (e) Form of endorsement No. 98Roth to Contract Form No. 1050-94IC and the Certificates under the Contract, incorporated herein by reference to Exhibit 4(l) to Registration Statement No. 33-83750, filed December 31, 1997.


            (f) Form of Endorsement applicable to Defined Benefit Qualified Plan
                Certificates No. 98ENDQPI, incorporated herein by reference to
                Exhibit 4(r) to Registration Statement No. 33-83750, filed
                May 1, 1998.

            (g) Form of Endorsement applicable to Non-Qualified Certificates No.
                98ENJONQI, incorporated herein by reference to Exhibit 4(s) to Registration Statement No. 33-83750, filed February 27, 1998.

            (h) Form of Endorsement applicable to Defined Contribution Qualified
                Plan Certificates No. 97ENQPI, incorporated herein by reference to Exhibit 4(l) to Registration Statement No. 333-64751 filed on September 30, 1998.

            (i) Form of Endorsement No. 98ENIRA-IM to Contract No. 1050-94IC and
                Certificates under the Contract, incorporated herein by reference to Exhibit 5(r) to Registration Statement No. 033-83750, filed on December 30, 1998.

            (j) Form of Endorsement Applicable to TSA Certificates, incorporated herein by reference to Exhibit 4(t) to Registration Statement No. 333-05593, filed on May 22, 1998.

            (k) Form of data pages No. 94ICA/B for Equitable Accumulator Select
                (IRA) Certificates.

            (l) Form of data pages No. 94ICA/B for Equitable Accumulator Select
                (NQ) Certificates.

            (m) Form of data pages No. 94ICA/B for Equitable Accumulator Select
                (QP) Certificates.

            (n) Form of data pages No. 94ICA/B for Equitable Accumulator Select
                (TSA) Certificates.

         5. (a) Form of Enrollment Form/Application No. 126737 (5/99) for Equitable Accumulator Select (IRA, NQ, QP, and TSA).


         6. (a) Restated Charter of Equitable, as amended January 1, 1997, incorporated herein by reference to Exhibit 6(a) to Registration Statement No. 33-83750, filed March 6, 1997.

            (b) By-Laws of Equitable, as amended November 21, 1996, incorporated herein by reference to Exhibit 6(b) to Registration Statement No. 33-83750, filed March 6, 1997.

         7. Not applicable.

         8. Form of Participation Agreement among EQ Advisors Trust, Equitable, Equitable Distributors, Inc. and EQ Financial Consultants, Inc., incorporated by reference to the Registration Statement of EQ Advisors Trust on Form N-1A. (File Nos. 333-17217 and 811-07953).

         9. Opinion and Consent of Counsel [to be filed by amendment].


        10. (a) Consent of PricewaterhouseCoopers LLP [to be filed by amendment].



            (b) Powers of Attorney, incorporated herein by reference to Exhibit
                No. 10(b) to Registration Statement No. 333-64751, filed September 30, 1998.


        11. Not applicable.

        12. Not applicable.

        13. (a) Formulae for Determining Money Market Fund Yield for a Seven-Day Period, incorporated herein by reference to Exhibit 13(a) to Registration Statement No. 33-83750, filed February 27, 1998.

            (b) Formulae for Determining Cumulative and Annualized Rates of
                Return, incorporated herein by reference to Exhibit 13(b) to Registration Statement No. 33-83750, filed February 27, 1998.

            (c) Formulae for Determining Standardized Performance Value and
                Annualized Average Performance Ratio, incorporated herein by reference to Exhibit 13(c) to Registration Statement No. 33-83750, filed February 27, 1998.

Item 25: Directors and Officers of Equitable.

         Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

DIRECTORS



Francoise Colloc'h                          Director
AXA
23, Avenue Matignon
75008 Paris, France

Henri de Castries                           Director
AXA
23, Avenue Matignon
75008 Paris, France

Joseph L. Dionne                            Director
The McGraw-Hill Companies
1221 Avenue of the Americas
New York, NY 10020

Denis Duverne                               Director
AXA
23, Avenue Matignon
75008 Paris, France


William T. Esrey                            Director
Sprint Corporation
P.O. Box 11315
Kansas City, MO 64112

Jean-Rene Fourtou                           Director
Rhone-Poulenc S.A.
25 Quai Paul Doumer
92408 Courbevoie Cedex,
France

Norman C. Francis                           Director
Xavier University of Louisiana
7325 Palmetto Street
New Orleans, LA 70125

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Donald J. Greene                            Director
LeBouef, Lamb, Greene & MacRae
125 West 55th Street
New York, NY 10019-4513

John T. Hartley                             Director
Harris Corporation
1025 NASA Boulevard
Melbourne, FL 32919


John H.F. Haskell, Jr.                      Director
Warburg Dillion, Read LLC
535 Madison Avenue
New York, NY 10028

Mary R. (Nina) Henderson                    Director
International Plaza
P.O. Box 8000
Englewood Cliffs, NJ 07632-9976


W. Edwin Jarmain                            Director
Jarmain Group Inc.
121 King Street West
Suite 2525
Toronto, Ontario M5H 3T9,
Canada

G. Donald Johnston, Jr.                     Director
184-400 Ocean Road
John's Island
Vero Beach, FL 32963

George T. Lowy                              Director
Cravath, Swaine & Moore
825 Eighth Avenue
New York, NY 10019

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Didier Pineau-Valencienne                   Director
Schneider S.A.
64-70 Avenue Jean-Baptiste Clement
92646 Boulogne-Billancourt Cedex
France

George J. Sella, Jr.                        Director
P.O. Box 397
Newton, NJ 07860

Dave H. Williams                            Director
Alliance Capital Management Corporation
1345 Avenue of the Americas
New York, NY 10105

OFFICER-DIRECTORS
-----------------

*Michael Hegarty                            President, Chief Operating
                                            Officer and Director

*Edward D. Miller                           Chairman of the Board,
                                            Chief Executive Officer
                                            and Director

* Stanley B. Tulin                          Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------


*Leon Billis                                Executive Vice President
                                            and Chief Information Officer

*Harvey Blitz                               Senior Vice President



*Kevin R. Byrne                             Senior Vice President and Treasurer

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

*Paul J. Flora                              Senior Vice President and Auditor
*Robert E. Garber                           Executive Vice President and
                                            General Counsel

*Jerome S. Golden                           Executive Vice President

 James D. Goodwin                           Vice President

*Edward J. Hayes                            Senior Vice President

*Mark A. Hug                                Senior Vice President

*Donald R. Kaplan                           Vice President and Chief Compliance
                                            Officer and Associate General
                                            Counsel


*Michael S. Martin                          Executive Vice President and Chief
                                            Marketing Officer


*Douglas Menkes                             Senior Vice President and
                                            Corporate Actuary

*Peter D. Noris                             Executive Vice President and Chief
                                            Investment Officer

*Anthony C. Pasquale                        Senior Vice President

*Pauline Sherman                            Vice President, Secretary and
                                            Associate General Counsel

*Samuel B. Shlesinger                       Senior Vice President

*Richard V. Silver                          Senior Vice President and Deputy
                                            General Counsel

*Jose Suquet                                Senior Executive Vice President and
                                            Chief Distribution Officer

*Naomi Weinstein                            Vice President

*Maureen K. Wolfson                         Vice President

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

         Separate Account No. 49 of The Equitable Life Assurance Society of the United States (the "Separate Account") is a separate account of Equitable. Equitable, a New York stock life insurance company, is a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"), a publicly traded company.


         The largest stockholder of the Holding Company is AXA which as of December 31, 1998 beneficially owned 58.5% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

The Equitable Companies Incorporated (l991) (Delaware)

    Donaldson, Lufkin & Jenrette, Inc. (1993) (Delaware) (41.8%) (See Addendum B(1) for subsidiaries)

    The Equitable Life Assurance Society of the United States (1859) (New York) (a)(b)

         The Equitable of Colorado, Inc. (l983) (Colorado)

         EVLICO, INC. (1995) (Delaware)

         EVLICO East Ridge, Inc. (1995) (California)


         GP/EQ Southwest, Inc. (1995) (Texas)


         Franconom, Inc. (1985) (Pennsylvania)

         Frontier Trust Company (1987) (North Dakota)

         Gateway Center Buildings, Garage, and Apartment Hotel, Inc. (inactive) (pre-l970) (Pennsylvania)

         Equitable Deal Flow Fund, L.P.

              Equitable Managed Assets (Delaware)

         EREIM LP Associates (99%)

              EML Associates, L.P. (19.8%)


         Alliance Capital Management L.P. (2.7% limited partnership interest)

         ACMC, Inc. (1991) (Delaware)(s)

              Alliance Capital Management L.P. (1988) (Delaware)
              (39.6% limited partnership interest)

         EVCO, Inc. (1991) (New Jersey)

         EVSA, Inc. (1992) (Pennsylvania)

         Prime Property Funding, Inc. (1993) (Delaware)

         Wil Gro, Inc. (1992) (Pennsylvania)

         Equitable Underwriting and Sales Agency (Bahamas) Limited (1993) (Bahamas)

(a) Registered Broker/Dealer      (b) Registered Investment Advisor

    Donaldson Lufkin & Jenrette, Inc.
    The Equitable Life Assurance Society of the United States (cont.)

         Fox Run, Inc. (1994) (Massachusetts)

         STCS, Inc. (1992) (Delaware)

         CCMI Corporation (1994) (Maryland)

         FTM Corporation (1994) (Maryland)

         Equitable BJVS, Inc. (1992) (California)

         Equitable Rowes Wharf, Inc. (1995) (Massachusetts)

         Camelback JVS, Inc. (1995) (Arizona)

         ELAS Realty, Inc. (1996) (Delaware)

         100 Federal Street Realty Corporation (Massachusetts)

         Equitable Structured Settlement Corporation (1996) (Delaware)

         Prime Property Funding II, Inc. (1997) (Delaware)

         Sarasota Prime Hotels, Inc. (1997) (Florida)

         ECLL, Inc. (1997) (Michigan)


         Equitable Holdings LLC (1997) (New York) (into which Equitable Holding Corporation was merged in 1997)
              EQ Financial Consultants, Inc. (formerly
              Equico Securities, Inc.) (l97l) (Delaware) (a) (b)

              ELAS Securities Acquisition Corp. (l980) (Delaware)

              100 Federal Street Funding Corporation (Massachusetts)

              EquiSource of New York, Inc. (1986) (New York) (See Addendum A for subsidiaries)

              Equitable Casualty Insurance Company (l986) (Vermont)

              EREIM LP Corp. (1986) (Delaware)

                   EREIM LP Associates (1%)

                        EML Associates (.02%)

              Six-Pac G.P., Inc. (1990) (Georgia)


              Equitable Distributors, Inc. (1988) (Delaware) (a)


(a) Registered Broker/Dealer      (b) Registered Investment Advisor

    Donaldson Lufkin & Jenrette, Inc.
    The Equitable Life Assurance Society of the United States (cont.)
         Equitable Holdings, LLC (cont.)

              Equitable JVS, Inc. (1988) (Delaware)

                   Astor/Broadway Acquisition Corp. (1990) (New York)

                   Astor Times Square Corp. (1990) (New York)

                   PC Landmark, Inc. (1990) (Texas)

                   Equitable JVS II, Inc. (1994) (Maryland)


                   EJSVS, Inc. (1995) (New Jersey)

              Donaldson, Lufkin & Jenrette, Inc. (1985 by EIC; 1993 by EQ and
              EHC) (Delaware) (34.4%) (See Addendum B(1) for subsidiaries)

              JMR Realty Services, Inc. (1994) (Delaware)

              Equitable Investment Corporation (l97l) (New York)


                   Stelas North Carolina Limited Partnership (50% limited partnership interest) (l984)

                   Equitable JV Holding Corporation (1989) (Delaware)

                   Alliance Capital Management Corporation (l991) (Delaware) (b) (See Addendum B(2) for subsidiaries)

                   Equitable Capital Management Corporation (l985)
                   (Delaware)(b)

                   Alliance Capital Management L.P. (1988) (Delaware) (14.6% limited partnership interest)

                   EQ Services, Inc. (1992) (Delaware)

                   EREIM Managers Corp. (1986) (Delaware)

                      ML/EQ Real Estate Portfolio, L.P.

                          EML Associates, L.P.

                   (a) Registered Broker/Dealer (b) Registered Investment
                   Advisor

                 ORGANIZATION CHART OF EQUITABLE'S AFFILIATES


                            ADDENDUM A - SUBSIDIARY
                        OF EQUITABLE HOLDINGS, LLC
                       HAVING MORE THAN FIVE SUBSIDIARIES

            -------------------------------------------------------

EquiSource of New York, Inc. (formerly Traditional Equinet Business Corporation of New York) has the following subsidiaries that are brokerage companies to make available to Equitable Agents within each state traditional (non-equity) products and services not manufactured by Equitable:

      EquiSource of Alabama, Inc. (1986) (Alabama)
      EquiSource of Arizona, Inc. (1986) (Arizona)
      EquiSource of Arkansas, Inc. (1987) (Arkansas)
      EquiSource Insurance Agency of California, Inc. (1987) (California) EquiSource of Colorado, Inc. (1986) (Colorado)
      EquiSource of Delaware, Inc. (1986) (Delaware)
      EquiSource of Hawaii, Inc. (1987) (Hawaii)
      EquiSource of Maine, Inc. (1987) (Maine)
      EquiSource Insurance Agency of Massachusetts, Inc. (1988)
      (Massachusetts)
      EquiSource of Montana, Inc. (1986) (Montana)
      EquiSource of Nevada, Inc. (1986) (Nevada)
      EquiSource of New Mexico, Inc. (1987) (New Mexico)
      EquiSource of Pennsylvania, Inc. (1986) (Pennsylvania)

      EquiSource of Puerto Rico, Inc. (1997) (Puerto Rico)

      EquiSource Insurance Agency of Utah, Inc. (1986) (Utah)
      EquiSource of Washington, Inc. (1987) (Washington)
      EquiSource of Wyoming, Inc. (1986) (Wyoming)

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES
                      ADDENDUM B - INVESTMENT SUBSIDIARIES
                       HAVING MORE THAN FIVE SUBSIDIARIES

                      ------------------------------------

Donaldson, Lufkin & Jenrette, Inc. has the following subsidiaries, and approximately 150 other subsidiaries, most of which are special purpose subsidiaries (the number fluctuates according to business needs):

         Donaldson, Lufkin & Jenrette, Securities Corporation (1985) (Delaware) (a) (b)
              Wood, Struthers & Winthrop Management Corp. (1985)
              (Delaware) (b)
         Autranet, Inc. (1985) (Delaware) (a)
         DLJ Real Estate, Inc.
         DLJ Capital Corporation (b)
         DLJ Mortgage Capital, Inc. (1988) (Delaware)
         Column Financial, Inc. (1993) (Delaware) (50%)

Alliance Capital Management Corporation (as general partner) (b) has the following subsidiaries:

         Alliance Capital Management L.P. (1988) (Delaware) (b)
              Alliance Capital Management Corporation of Delaware, Inc.
             (Delaware)
                   Alliance Fund Services, Inc. (Delaware) (a)
                   Alliance Fund Distributors, Inc. (Delaware) (a) Alliance Capital Oceanic Corp. (Delaware)
                   Alliance Capital Management Australia Pty. Ltd.
                   (Australia)
                   Meiji - Alliance Capital Corp. (Delaware) (50%) Alliance Capital (Luxembourg) S.A. (99.98%)
                   Alliance Eastern Europe Inc. (Delaware)
                   Alliance Barra Research Institute, Inc. (Delaware)
                   (50%)
                   Alliance Capital Management Canada, Inc. (Canada)
                   (99.99%)
                   Alliance Capital Management (Brazil) Llda
                   Alliance Capital Global Derivatives Corp. (Delaware) Alliance International Fund Services S.A. (Luxembourg)
                   Alliance Capital Management (India) Ltd. (Delaware) Alliance Capital Mauritius Ltd.
                   Alliance Corporate Finance Group, Incorporated
                   (Delaware)
                        Equitable Capital Diversified Holdings, L.P. I Equitable Capital Diversified Holdings, L.P. II
                   Curisitor Alliance L.L.C. (Delaware)
                        Curisitor Holdings Limited (UK)
                        Alliance Capital Management (Japan), Inc.
                        Alliance Capital Management (Asia) Ltd.
                        Alliance Capital Management (Turkey), Ltd.
                        Cursitor Alliance Management Limited (UK)

             (a) Registered Broker/Dealer      (b) Registered Investment Advisor

                               AXA GROUP CHART


The information listed below is dated as of December 31, 1997; percentages shown represent voting power. The name of the owner is noted when AXA indirectly controls the company.


                  AXA INSURANCE AND REINSURANCE BUSINESS HOLDING


COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------
AXA Assurances Iard               France         100% by AXA France Assurance

AXA Assurances Vie                France         100% by AXA France Assurance

AXA Courtage Iard                 France         97.4% by AXA France Assurance
                                                 and UAP Iard

AXA Courtage Vie                  France         100% by AXA France Assurance

Alpha Assurances Vie              France         100% by AXA France Assurance

AXA Direct                        France         100%

Direct Assurances Iard            France         100% by AXA Direct

Direct Assurance Vie              France         100% by AXA Direct

AXA Tellit Versicherung           Germany        50% owned by AXA Direct and
                                                 50% by CKAG

Axiva                             France         100% by AXA France Assurance

Juridica                          France         88.4% by UAP Iard, 10.9% by
                                                 AXA France Assurance

AXA Assistance France             France         100% by AXA Assistance SA

Monvoisin Assurances              France         99.9% by different companies
                                                 and Mutuals

Societe Beaujon                   France         100%

Lor Finance                       France         100%

Jour Finance                      France         100% by AXA Conseil Iard and
                                                 by AXA Assurances Iard

Financiere 45                     France         99.8%

Mofipar                           France         100%

Compagnie Auxiliaire pour le      France         99.8% by Societe Beaujon
Commerce and l'Industrie

C.F.G.A.                          France         99.96% owned by Mutuals and
                                                 Finaxa

AXA Global Risks                  France         100% owned by AXA France
                                                 Assurance, UAP Iard and
                                                 Mutuals

Argovie                           France         100% by Axiva and SCA Argos

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Astral Finance                    France         99.33% by AXA Courtage Vie

Argos                             France         N.S.

AXA France Assurance              France         100%

UAP Incendie Accidents            France         100% by AXA France
                                                 Assurance

UAP Vie                           France         100% by AXA France
                                                 Assurance

UAP Collectives                   France         50% by AXA Assurances
                                                 Iard, 3.3% by AXA Conseil
                                                 Iard and 46.6% UAP Vie

Thema Vie                         France         30% by Axiva, 11.9% by
                                                 UAP Collectives, 10.9% by
                                                 UAP Iard and 46.8% by UAP Vie.

La Reunion Francaise              France         49% by UAP Iard and 51% by
                                                 AXA Global Risks

UAP Assistance                    France         52% by UAP Incendie-Accidents
                                                 and 48% by UAP Vie

UAP International                 France         50.1% by AXA and 49.9% by
                                                 AXA Global Risks

Sofinad                           France         100%

AXA-Colonia Konzern AG (AXA-
CKAG)                             Germany        39.7% by Vinci BV, 25.6% by
                                                 Kolnische Verwaltungs and
                                                 5.5% by AXA-UAP

Finaxa Belgium                    Belgium        100%

AXA Belgium                       Belgium        27.1% by AXA and 72.6%
                                                 by Finaxa Belgium

De Kortrijske Verzekering         Belgium        99.8% by AXA Belgium

Juris                             Belgium        100% owned by Finaxa Belgium


Royale Vendome                    Belgium        49% by AXA and 20.2% by
                                                 AXA Global Risks

Royale Belge                      Belgium        51.2% by Royale Vendome and
                                                 9.5% by different companies
                                                 of the Group

Royale Belge 1994                 Belgium        97.9% by Royale Belge and 2%
                                                 by UAB

UAB                               Belgium        99.9% by Royale Belge

Ardenne Prevoyante                Belgium        99.4% by Royale Belge

GB Lex                            Belgium        55% by Royale Belge, 25% by
                                                 Royale Belge 1994, 10% by
                                                 Juridica and 10% by AXA
                                                 Conseil Assurance

Royale Belge Re                   Belgium        99.9% by Royale Belge

Parcolvi                          Belgium        100% by Vinci Belgium

Vinci Belgium                     Belgium        99.5% by Vinci BV

Finaxa Luxembourg                 Luxembourg     100%


AXA Assurance IARD Luxembourg     Luxembourg     99.9%

AXA Assurance Vie Luxembourg      Luxembourg     99.9%

Royale UAP                        Luxembourg     100% by Royale Belge


Paneurolife                       Luxembourg     90% by different companies of
                                                 the AXA Group

Paneurore                         Luxembourg     90% by different companies of
                                                 the AXA Group

Crealux                           Luxembourg     100% by Royale Belge

Futur Re                          Luxembourg     100% by AXA Global Risks

General Re-CKAG                   Luxembourg     37.8% by AXA-CKAG and 12.1%
                                                 by Colonia Nordstern
                                                 Versicherung

Royale Belge Investissements      Luxembourg     100% by Royale Belge


AXA Aurora                        Spain          30% owned by AXA and 40%
                                                 by UAP International


Aurora Polar SA de Seguros y      Spain          99.4% owned by AXA Aurora
Reaseguros


Aurora Vida SA de Seguros y       Spain          90% owned by Aurora Polar and
Reaseguros                                       5% by AXA


AXA Gestion de Seguros y          Spain          99.1% owned by AXA Aurora
Reaseguros

Hilo Direct Seguros               Spain          71.4% by AXA Aurora

Ayuda Legal                       Spain          59% owned by Aurora Polar,
                                                 29% by AXA Gestion and 12%
                                                 by Aurora Vida

UAP Iberica                       Spain          100% by UAP International

General Europea (GESA)            Spain          100% by Societe Generale
                                                 d'Assistance

AXA Assicurazioni                 Italy          100%

Eurovita                          Italy          30% owned by AXA Assicurazioni

Gruppo UAP Italia (GUI)           Italy          97% by UAP International and
                                                 3% by UAP Vie

UAP Italiana                      Italy          96% by AXA and 4% by GUI

UAP Vita                          Italy          62.2% by GUI and 37.8% by UAP
                                                 Vie

Allsecures Assicurazioni          Italy          90% by GUI and 10% by UAP
                                                 Italiana

Allsecures Vita                   Italy          92.9% by GUI and 7% by AXA

Centurion Assicurazioni           Italy          100% by GUI

AXA Equity & Law plc              U.K.           100%

AXA Equity & Law Life             U.K.           100% by SLPH
Assurance Society

AXA Insurance                     U.K.           100% owned by SLPH

AXA Global Risks                  U.K.           51% owned by AXA Global
                                                 Risks (France) and 49% by
                                                 AXA Courtage IARD

Sun Life and Provincial           U.K.           71.6% by AXA and AXA
Holdings (SLPH)                                  Equity & Law Plc

Sun Life Corporation Plc          U.K.           100% by AXA Sun Life Holding

Sun Life Assurance                U.K.           100% by AXA Sun Life Holding

UAP Provincial Insurance          U.K.           100% by SLPH

English & Scottish                U.K.           100% by AXA UK

Servco                            U.K.           100% by AXA Sun Life Holding

AXA Sun Life                      U.K.           100% by AXA Sun Life Holding

AXA Leven                         The Nether-    100% by AXA Equity & Law Life
                                  lands          Assurance Society

UAP Nieuw Rotterdam               The Nether-    51% by Royale Belge, 38.9% by
Holding BV                        lands          Gelderland BV and 4.1% by
                                                 AXA

UNIROBE Groep BV                  The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Holding BV

UAP Nieuw Rotterdam Verzkerigen   The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Holding BV

UAP Nieuw Rotterdam Schade        The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Verzekerigen

UAP Nieuw Rotterdam Leven         The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Verzekerigen

UAP Nieuw Rotterdam Zorg          The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Schade

Societe Generale d'Assistance     The Nether-    51% by UAP Incendie-Accidents,
                                  lands          29% by UAP Vie and 20% by
                                                 AXA-UAP

Gelderland BV                     The Nether-    100% by UAP Vie
                                  lands

Royale Belge International        The Nether-    100% by Royale Belge
                                  lands          Investissements

Vinci BV                          The Nether-    94.8% by AXA and 5.2% by
                                  lands          Parcolvi

AXA Portugal Companhia de         Portugal       43.1% by different companies
Serguros SA                                      of the AXA Group

AXA Portugal Companhia de         Portugal       95.1% by UAP Vie and 7.5% UAP
Serguros de Vida SA                              International

Union UAP                         Switzerland    99.9% by UAP International

Union UAP Vie                     Switzerland    95% by UAP International

AXA Oyak Hayat Sigorta            Turkey         60% owned by AXA

Oyak Sigorta                      Turkey         11% owned by AXA

Al Amane Assurances               Morocco        52% by UAP International

AXA Canada Inc.                   Canada         100%

AXA Boreal Insurance Inc.         Canada         100% owned by Gestion Fracapar
                                                 Inc

AXA Assurances Inc                Canada         100% owned by AXA Canada Inc

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

AXA Insurance Inc                 Canada         100% owned by AXA Canada Inc.
                                                 and AXA Assurance Inc

Anglo Canada General Insurance    Canada         100% owned by AXA Canada Inc.
Cy

AXA Pacific Insurance Cy          Canada         100% by AXA Boreal Insurance
                                                 Inc

AXA Boreal Assurances             Canada         100% by AXA Boreal Insurance
Agricoles Inc                                    Inc

AXA Life Insurance                Japan          100%

Dongbu AXA Life                   Korea          50%
Insurance Co. Ltd.

Sime AXA Berhad                   Malaysia       30% owned by AXA and
                                                 AXA Reassurance

AXA Investment Holdings Pte Ltd   Singapore      100%

AXA Insurance                     Singapore      100% owned by AXA Investment
                                                 Holdings Pte Ltd

AXA Insurance                     Hong Kong      100% owned by AXA Investment
                                                 Holdings Pte Ltd

AXA Life Insurance                Hong Kong      100%

PT Asuransi AXA Indonesia         Indonesia      80%


The Equitable Companies           U.S.A.         58.7% of which AXA owns
Incorporated                                     42.0%, Financiere 45, 3.2%,
                                                 Lorfinance 6.4%, AXA Equity
                                                 & Law Life Association Society
                                                 4.1% and AXA Reassurance 3.0%

The Equitable Life Assurance      U.S.A.         100% owned by The Equitable
Society of the United States                     Companies Incorporated
(ELAS)

National Mutual Holdings Ltd      Australia      51% between AXA, 42.1%
                                                 and AXA Equity & Law Life
                                                 Assurance Society 8.9%

The National Mutual Life          Australia      100% owned by National Mutual
Association of Australasia Ltd                   Holdings Ltd


National Mutual International     Australia      100% owned by National Mutual
Pty Ltd                                          Holdings Ltd

National Mutual (Bermuda) Ltd     Australia      100% owned by National Mutual
                                                 International Pty Ltd

National Mutual Asia Ltd          Australia      41% owned by National Mutual
                                                 Holdings Ltd, 20% by Datura
                                                 Ltd and 13% by National Mutual
                                                 Life Association of
                                                 Australasia

Australian Casualty & Life Ltd    Australia      100% owned by National Mutual
                                                 Holdings Ltd

National Mutual Health            Australia      100% owned by National Mutual
Insurance Pty Ltd                                Holdings Ltd

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

AXA Reassurance                   France         100% owned by AXA, AXA
                                                 Assurances Iard and AXA Global
                                                 Risks

AXA Re Finance                    France         79% owned by AXA Reassurance

AXA Cessions                      France         100%

AXA Re Asia                       Singapore      100% owned by AXA Reassurance

AXA Re U.K. Plc                   U.K.           100% owned by AXA Re U.K.
                                                 Holding

AXA Re U.K. Holding               U.K.           100% owned by AXA Reassurance


AXA Re U.S.A.                     U.S.A.         100% owned by AXA America


AXA America                       U.S.A.         100% owned by AXA Reassurance

AXA Space                         U.S.A.         80% owned by AXA America

AXA Re Life                       U.S.A.         100% owned by AXA America

C.G.R.M.                          Monaco         100% owned by AXA Reassurance

                             AXA FINANCIAL BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Compagnie Financiere de Paris     France         97.2% (100% with Mutuals)
(C.F.P.)

AXA Banque                        France         98.7% owned by C.F.P.

AXA Credit                        France         65% owned by C.F.P.

AXA Gestion Interessement         France         100% owned by AXA Investment
                                                 Managers

Sofapi                            France         100% owned by C.F.P.

Soffim                            France         100% owned by C.F.P.


Societe de Placements             France         98.8% with Mutuals
Selectionnes S.P.S.

Presence et Initiative            France         100% with Mutuals


Vamopar                           France         100% owned by Societe Beaujon

Financiere Mermoz                 France         100%

AXA Investment Managers           France         100% by some AXA Group
                                                 companies

AXA Asset Management              France         100% owned by AXA Investment
Partenaires                                      Managers

AXA Investment Managers Paris     France         100% owned by AXA Investment
                                                 Managers

AXA Asset Management              France         99.6% owned by AXA Investment
Distribution                                     Managers

UAP Gestione Financiere           France         99.9 by AXA

Assurinvestissements              France         50% by UAP Vie, 30% UAP
                                                 Collectives, 20% UAP
                                                 Incendie-Accidents

Banque Worms                      France         51% by CFP and 49% by
                                                 three UAP insurance companies

Colonia Bausbykasse               Germany        97.8% by AXA-CKAG

Banque Ippa                       Belgium        99.9% by Royale Belge

Banque Bruxelles Lambert          Belgium        9.3% by Royale Belge, 3.1%
                                                 Royale Belge 1994, 0.2% by
                                                 AXA Belgium

AXA Equity & Law Home Loans       U.K.           100% owned by AXA Equity & Law
                                                 Plc

AXA Equity & Law Commercial       U.K.           100% owned by AXA Equity & Law
Loans                                            Plc Loans

Sun Life Asset Management         U.K.           66.7% owned by SLPH and 33.4%
                                                 by AXA Asset Management Ltd.

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Alliance Capital Management       U.S.A.         57.9% held by ELAS

Donaldson Lufkin & Jenrette       U.S.A.         76.2% owned by Equitable
                                                 Holdings LLC and ELAS

National Mutual Funds             Australia      100% owned by National
Management (Global) Ltd                          Mutual Holdings Ltd

National Mutual Funds             USA            100% by National Mutual Funds
Management North America                         Management (Global) Ltd.
Holding Inc.

Cogefin                           Luxembourg     100% owned by AXA Belgium

ORIA                              France         100% owned by AXA Millesimes

AXA Oeuvres d'Art                 France         100% by Mutuals


AXA Cantenac Brown                France         100%

AXA Suduiraut                     France         99.6% owned by AXA and
                                                 Societe Beaujon

                            AXA REAL ESTATE BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Prebail                           France         100% owned by AXA Immobilier

Axamur                            France         100% by different companies
                                                 and Mutuals

Parimmo                           France         100% by different companies
                                                 and Mutuals

S.G.C.I.                          France         100% by different companies
                                                 and Mutuals

Transaxim                         France         100% owned by S.G.C.I. and
                                                 C.P.P.

Compagnie Parisienne de           France         100% owned by S.G.C.I.
Participations (C.P.P.)

Monte Scopeto                     France         100% owned by C.P.P.

Matipierre                        France         100% by different companies

Securimo                          France         87.12% by different companies
                                                 and Mutuals

Paris Orleans                     France         100% by different companies
                                                 AXA Courtage Iard

Colisee Bureaux                   France         100% by different companies
                                                 and Mutuals

Colisee Premiere                  France         100% by different companies
                                                 and Mutuals

Colisee Laffitte                  France         100% by Colisee Bureaux

Fonciere Carnot Laforge           France         100% by Colisee Premiere

Parc Camoin                       France         100% by Colisee Premiere

Delta Point du Jour               France         100% owned by Matipierre

Paroi Nord de l'Arche             France         100% owned by Matipierre

Falival                           France         100% owned by AXA Reassurance

Compagnie du Gaz d'Avignon        France         100% owned by AXA Assurances
                                                 Iard

Ahorro Familiar                   France         44% owned by AXA Assurances
                                                 Iard, 1% by AXA Aurora Polar
                                                 and 1% by AXA Seguros

Fonciere du Val d'Oise            France         100% owned by C.P.P.

Sodarec                           France         100% owned by C.P.P.

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Centrexpo                         France         99.3% owned by C.P.P.

Fonciere de la Ville du Bois      France         99.6% owned by Centrexpo

Colisee Seine                     France         100% owned by different
                                                 companies

Translot                          France         100% owned by SGCI

Colisee Alpha                     France         100% owned by Colisee Bureaux

Colisee Silly                     France         100% owned by Colisee Bureaux

S.N.C. Dumont d'Urville           France         100% owned by Colisee Premiere


Colisee Federation                France         100% by SGCI

Colisee Saint Georges             France         100% by SGCI

Drouot Industrie                  France         50% by SGCI and 50% by Axamur

Colisee Vauban                    France         99.6% by Matipierre

Fonciere Colisee                  France         100% by Matipierre and other
                                                 companies of the AXA Group

AXA Pierre S.C.I.                 France         97.6% owned by different
                                                 companies and Mutuals

AXA Millesimes                    France         85.4% owned by AXA and the
                                                 Mutuals

Chateau Suduirault                France         100% owned by AXA Millesimes

Diznoko                           Hungary        95% owned by AXA Millesimes

Compagnie Fonciere Matignon       France         100% by different companies
                                                 and Mutuals

Fidei                             France         20.7% owned by C.F.P. and
                                                 10.8% by Axamur

Fonciere Saint Sebastien          France         99.9% by UAP Vie

Fonciere Vendome                  France         91% by different companies of
                                                 the Group

La Holding Vendome                France         99.9% by AXA Global Risks

10, boulevard Haussmann           France         69% by La Fonciere Vendome and
                                                 31% by AXA Conseil Iard

37-39 Le Peletier                 France         100% by AXA Courage Iard

Ugici                             France         100% by different companies of
                                                 the AXA Group of which
                                                 93.1% by UAP Vie

Ugicomi                           France         100% by different companies of
                                                 the AXA Group of which
                                                 63.8% by UAP Vie

Ugif                              France         100% by different companies of
                                                 the AXA Group of which
                                                 59.6% by UAP Vie and 32.6%
                                                 by UAP Collectives

Ugil                              France         93.9% by different companies
                                                 of the AXA Group of which
                                                 65.8% by UAP Vie

Ugipar                            France         100% by different companies
                                                 of the AXA Group of which
                                                 39.4% by UAP Vie, 35.4% by AXA
                                                 Courtage Iard and 20.8% by UAP
                                                 Collectives

AXA Immobiller                    France         100% by AXA

Quinta do Noval Vinhos S.A.       Portugal       99.6% owned by AXA Millesimes

                               OTHER AXA BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------


A.N.F.                            France         95.4% owned by Finaxa

Lucia                             France         20.6% owned by AXA Assurances
                                                 Iard and 8.6% by Mutuals

Schneider S.A.                    France         10.4%

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

                                     NOTES
                                     -----

1. The year of formation or acquisition and state or country of incorporation of each affiliate is shown.

2. The chart omits certain relatively inactive special purpose real estate subsidiaries, partnerships, and joint ventures formed to operate or develop a single real estate property or a group of related properties, and certain inactive name-holding corporations.

3. All ownership interests on the chart are 100% common stock ownership except: (a) The Equitable Companies Incorporated's 41.8% interest in Donaldson, Lufkin & Jenrette, Inc. and Equitable Holdings, LLC's
     34.4% interest in same; (b) as noted for certain partnership interests; (c) Equitable Life's ACMC, Inc.'s and Equitable Capital Management Corporation's limited partnership interests in Alliance Capital Management L.P.; and (d) as noted for certain subsidiaries of Alliance Capital Management Corp. of Delaware, Inc.

4. The operational status of the entities shown as having been formed or authorized but "not yet fully operational" should be checked with the appropriate operating areas, especially for those that are start-up situations.

5. The following entities are not included in this chart because, while they have an affiliation with The Equitable, their relationship is not the ongoing equity-based form of control and ownership that is characteristic of the affiliations on the chart, and, in the case of the first two entities, they are under the direction of at least a majority of "outside" trustees:

                             The Hudson River Trust
                               EQ Advisors Trust
                               Separate Accounts


6.   This chart was last revised on January 12, 1999.

Item 27. Number of Contractowners


         Currently, there are no holders of the contracts to be offered.


Item 28. Indemnification

         Indemnification of Principal Underwriter

         To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, Equitable Distributors, Inc. has undertaken to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of Equitable Distributors, Inc.

         Undertaking

         Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

         (a) EQ Financial Consultants, Inc., an indirect wholly-owned subsidiary of Equitable, is the principal underwriter for Separate Account No. 45. The principal business address of EQ Financial Consultants, Inc. is 1290 Avenue of the Americas, NY, NY 10104.

         (b) Set forth below is certain information regarding the directors and principal officers of EQ Financial Consultants, Inc. The business address of the persons whose names are preceded by an asterisk is that of EQ Financial Consultants, Inc.

NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (EQ FINANCIAL CONSULTANTS)
----------------                      --------------------------------------
*Michael S. Martin                    Chairman of the Board, and Director

*Richard J. Matteis                   Vice Chairman of the Board and Director

*Michael F. McNelis                   President, Chief Operating Officer and
                                      Director

*Martin J. Telles                     Executive Vice President and Chief
                                      Marketing Officer

*Derry E. Bishop                      Executive Vice President and Director

*Harvey E. Blitz                      Executive Vice President and Director

*Michael J. Laughlin                  Director

*Richard V. Silver                    Director

*Mark R. Wutt                         Director

*William J. Green                     Executive Vice President

 Edward J. Hayes                      Executive Vice President
 200 Plaza Drive
 Secaucus, NJ  07096

*Craig A. Junkins                     Executive Vice President

*Peter D. Noris                       Executive Vice President

*Mark A. Silberman                    Senior Vice President and Chief
                                      Financial Officer

 Stephen T. Burnthall                 Senior Vice President
 6435 Shiloh Road
 Suite A
 Alpharetta, GA  30005

 Richard Magaldi                      Senior Vice President
 6435 Shiloh Road
 Suite A
 Alpharetta, GA  30005

*Theresa A. Nurge-Alws                Senior Vice President

*Donna M. Dazzo                       First Vice President

*Robin K. Murray                      First Vice President

*Mary P. Breen                        Vice President and Counsel

*Michael Brzozowski                   Vice President and Compliance Director

*Marie D. Godolsky                    Vice President and Controller

*Janet E. Hannon                      Secretary

*Linda J. Galasso                     Assistant Secretary


          (c) Not Applicable



Item 30. Location of Accounts and Records

         The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by Equitable at 1290 Avenue of the Americas, New York,

New York 10104, 135 West 50th Street, New York, NY 10020, and 200 Plaza Drive, Secaucus, NJ 07096. The policies files will be kept at Vantage Computer System, Inc., 301 W. 11th Street, Kansas City, Mo. 64105.



Item 31. Management Services

         Not applicable.


Item 32. Undertakings

The Registrant hereby undertakes:

         (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

         (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

         (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.


Equitable represents that the fees and charges deducted under the Certificates described in this Registration Statement, in the aggregate, in each case, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Equitable under the respective Certificates. Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for Equitable to earn a profit, the degree to which the Certificates include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all certificates sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectuses contained herein, or any variations therein, based on supplements, endorsements, data pages, or riders to any certificate or prospectus, or otherwise.


The Registrant hereby represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of
Section 423(b) of the Internal Revenue Code. Registrant further represents that it will comply with the provisions of paragraphs (1)-(4) of that letter.

                                   SIGNATURES



     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 1st day of March 1999.



                                        SEPARATE ACCOUNT No. 45 OF
                                        THE EQUITABLE LIFE ASSURANCE SOCIETY
                                        OF THE UNITED STATES
                                                    (Registrant)

                                        By: The Equitable Life Assurance
                                        Society of the United States
                                                    (Depositor)


                                        By: /s/ Jerome S. Golden
                                           ---------------------
                                        Jerome S. Golden
                                        Executive Vice President
                                        Product Management Group,
                                        The Equitable Life
                                        Assurance Society of the United
                                        States

                                   SIGNATURES



         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 1st day of March 1999.



                                           THE EQUITABLE LIFE ASSURANCE SOCIETY
                                           OF THE UNITED STATES
                                                      (Depositor)


                                           By: /s/ Jerome S. Golden
                                              ---------------------------------
                                              Jerome S. Golden
                                              Executive Vice President,
                                              Product Management Group,
                                              The Equitable Life Assurance
                                              Society of the United States


     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

Michael Hegarty                            President, Chief Operating Officer
                                           and Director

Edward D. Miller                           Chairman of the Board, Chief
                                           Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

Stanley B. Tulin                           Vice Chairman of the Board
                                           Chief Financial Officer and Director

PRINCIPAL ACCOUNTING OFFICER:

/s/ Alvin H. Fenichel                      Senior Vice President and Controller
------------------------
Alvin H. Fenichel


March 1, 1999


DIRECTORS:

Francoise Colloc'h       Donald J. Greene             George T. Lowy
Henri de Castries        John T. Hartley              Edward D. Miller
Joseph L. Dionne         John H.F. Haskell, Jr.       Didier Pineau-Valencienne
Denis Duverne            Michael Hegarty              George J. Sella, Jr
William T. Esrey         Mary R. (Nina) Henderson     Stanley B. Tulin
Jean-Rene Fourtou        W. Edwin Jarmain             Dave H. Williams
Norman C. Francis        G. Donald Johnston, Jr.




By: /s/ Jerome S. Golden
   ------------------------
        Jerome S. Golden
        Attorney-in-Fact




March 1, 1999

                                 EXHIBIT INDEX




EXHIBIT NO.                                                TAG VALUE
-----------                                                ---------
4(k)  Form of data pages No. 94ICA/B for                   EX-99.4k
      Equitable Accumulator Select (IRA)
      Certificates

4(l)  Form of data pages No. 94ICA/B for                   EX-99.4l
      Equitable Accumulator Select (NQ)
      Certificates

4(m)  Form of data pages No. 94ICA/B for                   EX-99.4m
      Equitable Accumulator Select (QP)
      Certificates

4(n)  Form of data pages No. 94ICA/B for                   EX-99.4n
      Equitable Accumulator Select (TSA)
      Certificates

5(a)  Form of Enrollment Form/Application                  EX-99.5a
      No. 126737 (5/99) for Equitable
      Accumulator Select (IRA, NQ, QP, and
      TSA)